UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _________ to _________________

Commission file number: N/A

VERSAMET ROYALTIES CORPORATION

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 3200, 733 Seymour Street
Vancouver, British Columbia V6B 0S6 Canada
(Address of principal executive offices)

Craig Rollins

Suite 3200, 733 Seymour Street
Vancouver, British Columbia V6B 0S6 Canada

778-945-3948
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	To be registered	Nasdaq Capital Market, to be applied for

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ¨☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ¨☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☐

Unless otherwise stated or the context requires otherwise, references in this registration statement on Form 20-F (the "Registration Statement") to the "Company", "Versamet", "we", "us" or "our" refer to Versamet Royalties Corporation and its subsidiaries on a consolidated basis.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in United States dollars but certain amounts in this Registration Statement, including but not limited to the prices of securities, are presented in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" or "dollars" are to Canadian dollars and references to "US$" are to United States dollars.

Refer to the audited consolidated financial statements and the accompanying notes included elsewhere in this Registration Statement for disclosure of matters in response to changes in significant accounting policies inclusive of future pronouncements and measurement assumptions, subsequent events, related party transactions, financial instruments and material changes in estimates and accounting methods.

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding common shares on the basis of one (1) new common share for five (5) old common shares. Unless otherwise stated, the share and per share information in our financial statements and the notes thereto do not reflect such consolidation or reverse stock split. Unless otherwise stated as "Pre-Split", the share and per share information in the rest of this Registration Statement reflect such consolidation or reverse stock split.

TECHNICAL AND THIRD-PARTY INFORMATION

The disclosure contained herein respecting the projects underlying our royalty and other interests has been prepared in accordance with the exemption set forth in Items 1303(a)(3) and 1304(a)(2) of subpart 1300 of Regulation S-K ("SK1300"), in the U.S., and where applicable, Section 9.2 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), in Canada, and is based on information publicly disclosed by the owners and operators of such properties.

As a holder of royalties, streams or similar interests, we have limited, if any, access to properties underlying the royalties or streams included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

We are relying on the exemption for royalty companies set forth Section 1302(b)(3)(ii) of SK1300, which provides that a stream, royalty or similar company is not required to file a technical report summary with the Securities and Exchange Commission ("SEC") with respect to an underlying property where either (a) obtaining the information would result in an unreasonable burden or expense, or (b) the technical report summary has been requested from the applicable owner, operator or other person possessing the technical report summary, who is not affiliated with the registrant, and who denied the request. The summary and individual mineral property disclosures contained herein are also provided in accordance with Sections 1303(a)(3) and 1304(a)(2) of SK1300, respectively, which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

Based on relevant factors, we consider our interest in the Greenstone Mine and our royalty interest on the Kiaka Mine to be our only mineral projects on properties material to us for the purposes of SK1300. Information included in this Registration Statement with respect to the Greenstone Mine and Kiaka Mine has been prepared in accordance with the exemption set forth in Sections 1303(a)(3) and 1304(a)(2) of SK1300. We will continue to assess the materiality of our assets as new assets are acquired or move into production.

Our agreements governing our royalty, streaming, or similar interests generally do not require the operators to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries under SK1300. See "Item 4. Information on the Company - D. Property, Plants and Equipment".

Unless otherwise noted, the disclosure contained herein of a scientific or technical nature relating to the Greenstone Mine has been derived from the technical report titled "Technical Report on the Greenstone Gold Mine, Geraldton, Ontario" with an effective date of June 30, 2024 and report date of October 1, 2024 (the "Greenstone Technical Report"), which was prepared in accordance with NI 43-101 for Equinox Gold Corp. ("Equinox"), and filed under Equinox's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") on October 1, 2024, and on additional publicly disclosed information related to the Greenstone Mine. The disclosure contained herein of a scientific or technical nature relating to the Kiaka Mine has been derived from the report titled on "The Kiaka Feasibility Study Update" prepared by West African Resources Limited ("WAF") with contributions by various third-party consultancies and published July 2, 2024 (the "Kiaka FS Update") on WAF's website at www.westafricanresources.com, and on additional publicly disclosed information relating to the Kiaka Mine after the date of the Kiaka FS Update.

The scientific and technical information contained herein relating to our royalty, streaming, and similar interests has been reviewed and approved by Diego Airo, P.Eng., and Vice President, Project Evaluation of Versamet and a qualified person as such term is defined under NI 43-101 and SK1300.

We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this Registration Statement from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and do not make any representation as to the accuracy of the information.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified herein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Registration Statement may constitute "forward-looking statements" or "forward-looking information" (collectively, "forward-looking statements").

Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, business strategy, growth plans, the reorganization of our corporate structure and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding possible future events or circumstances. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Registration Statement. In addition to the forward-looking information set out in the sections above, forward-looking information in this Registration Statement includes statements relating to:

• related business objectives;

• agreements to be entered into with third parties;

• expectations regarding industry trends, commodity prices, overall market growth rates and our growth rates and growth plans, strategies and opportunities;

• our business plans and strategies;

• our portfolio of assets;

• global and local changes in economic and market conditions;

• mine life of our royalties, streams or other interests;

• the timing and amount of estimated future production from our assets;

• statements with respect to mineral resources and mineral reserves in respect of our assets;

• cash flow projections in respect of the Greenstone Mine and Kiaka Mine (each as defined herein);

• funding and the commercial terms of the Upsized Credit Facility (as defined herein);

• our estimated future cash flows;

• expectations regarding compensation levels and plans for directors and executive officers; and

• expectations with respect to future revenues and financial performance.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Registration Statement including, without limitation, assumptions about:

• our estimates of near, medium and long-term commodity prices;

• for the properties in respect of which we hold an interest, the operation continues as a going concern;

• the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, including with respect to mineral resources, mineral reserves, construction timelines, production estimates and other related matters, as applicable;

• that each counterparty will satisfy its obligations in accordance with the contract to which it is a party with Versamet, and that each such contract will be enforceable in accordance with its terms;

• no adverse development relating to any property in respect of which we hold an interest;

• that the Greenstone Mine and Kiaka Mine included in our asset portfolio will continue operations as described in this Registration Statement;

• that projects not yet in production or in development included in our asset portfolio will be developed, transitioned into production or development and successfully achieve production and commercial ramp-up, in each case, in accordance with our expectations;

• the absence of an outbreak or escalation of infectious diseases or other similar health threats that could result in the suspension, shutdown or delay of the operations in the properties in which we hold an interest;

• no material changes will occur with respect to our existing and anticipated tax treatment; and

• the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause our actual plans, intentions, activities, results, performance or achievements to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation:

• limited operating history and uncertainty of future revenues;

• changes in commodity prices will affect the revenues generated from our portfolio and our profitability;

• we have no or limited control over the operation of the properties in respect of which we hold an interest and the operators' failure to perform or decision to cease or suspend operations will affect our revenues;

• risks related to our status as a "foreign private issuer";

• the Greenstone Mine and the Kiaka Mine are material to us. Other assets and properties may become material to us from time to time and any adverse development related to any such assets will affect the revenue derived from such assets;

• increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional interests in mineral properties;

• some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment;

• risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations;

• sales of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues;

• we may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined;

• we have limited access to data and disclosure regarding the operation of properties in respect of which we hold an interest, which affects our ability to assess and predict the performance of such interests;

• we depend on the operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations;

• we are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have an interest, and any delay in or failure of such payments affects the revenues generated by the asset portfolio;

• global financial conditions may destabilize;

• royalties, streams and other interests may not be honored by operators of a project;

• not all of our interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce;

• our profitability, results of operations and financial condition are subject to variations in foreign exchange rates;

• operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce our revenue from royalties or other interests;

• we can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us;

• we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business;

• certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time;

• changes in or in the interpretation of tax legislation or accounting rules could affect our profitability;

• we have a history of losses and we may be unable to achieve profitability;

• our operations depend on information systems that may be vulnerable to cyber security threats;

• we may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues;

• some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones;

• we may enter into acquisitions or other transactions at any time, which may be material, may involve the issuance of Versamet securities or the incurrence of indebtedness and will be subject to transaction-specific risks;

• if we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition;

• we may be subject to reputational damage;

• we may be unable to repay indebtedness and comply with our obligations under the Credit Facility (as defined herein);

• risks related to our status as an "emerging growth company";

• we may seek exemptions from certain requirements of the Nasdaq Capital Market ("Nasdaq") that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval;

• we are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which we hold an interest;

• production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators' employees;

• mineral reserves and mineral resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates;

• production forecasts may not prove to be accurate;

• the exploration and development of mineral resource properties is inherently dangerous and subject to risks beyond our control;

• defects in title to properties underlying our interests may result in a loss of entitlement by the operator and a loss of our interest;

• future litigation affecting the properties in respect of which we hold an interest could have an adverse effect on us;

• defects or disputes relating to our interests could have an adverse effect on us

• the operations in respect of which we hold an interest require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties;

• we are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds an interest;

• the operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues;

• additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues;

• certain operators are subject to risks relating to foreign jurisdictions and developing economies which could negatively impact us;

• Burkina Faso, which is where the Kiaka Mine is located, is subject to foreign and developing economic risk;

• changes in government free carry positions could materially affect our interests in certain projects;

• changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our interests;

• we are subject to risks related to certain operations in developing economies;

• anti-corruption and bribery laws could subject us to liability and require it to incur additional costs;

• we may become a party to litigation;

• adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties;

• certain operators depend on international trade and other conditions in key export markets for their products;

• changes in U.S. laws and policies regulating international trade;

• investors may lose their entire investment;

• an active, liquid and orderly trading market for our common shares (each, a "Common Share") may not develop, and you may not be able to resell your Common Shares;

• if we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of the Common Shares;

• the market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing our Common Shares;

• future sales or issuance of debt or equity securities;

• we will incur increased expenses as a result of listing on Nasdaq or such other stock exchange in the United States (the "Listing");

• our ability to pay dividends will be dependent on our financial condition; and

• if securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline.

Although we have attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See Item 3.D, "Risk Factors" for a discussion of certain factors investors should carefully consider.

We caution that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this Registration Statement and we disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A. Directors and Senior Management

The following table lists the names of our directors and senior management. The business address for each director and member of senior management is Suite 3200 - 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6.

Name	Age	Position
Gregory Smith	49	Non-Executive Chair and Director
Daniel O'Flaherty	44	Chief Executive Officer and Director
Victoria McMillan	44	Chief Financial Officer
Marcel de Groot	52	Director
Michael McDonald	40	Director
Elizabeth McGregor	49	Director
Mark Backens	63	Director
Craig Rollins	44	General Counsel and Corporate Secretary

B. Advisers

Our principal Canadian legal advisers are Blake, Cassels & Graydon LLP, located at 1133 Melville Street, Suite 3500, Vancouver, British Columbia V6E 4E5, Canada. Our principal United States legal advisors are Cozen O'Connor LLP, located at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5, Canada.

C. Auditors

KPMG LLP, Chartered Professional Accountants, is our current auditor and audited our financial statements for the years ended December 31, 2024, December 31, 2023, and December 31, 2022. The address of KPMG LLP is 777 Dunsmuir Street, 11th Floor, Vancouver, British Columbia V7Y 1K3, Canada. KPMG LLP is registered with the Public Company Accounting Oversight Board.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

A. Selected Financial Data

Reserved.

B. Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of common shares without par value. As of November 20, 2025, we had 93,367,340 Common Shares issued and outstanding.

The table below sets forth our total indebtedness and shows the capitalization of our company as of September 30, 2025, based on our unaudited financial statements for the three and nine months ended September 30, 2025. You should read this table in conjunction with our unaudited financial statements as at September 30, 2025 and for the three and nine months then ended and our audited financial statements for the year ended December 31, 2024, together with the accompanying notes and the other information appearing under the heading “Operating and Financial Review and Prospects”.

As at September 30, 2025

all amounts in thousands of U.S dollars
Liabilities
Current
Accounts payable and accrued liabilities	1,041
Credit Facilities	22,500
Non-current
Credit Facilities	154,500
Deferred income tax liabilities	3,985
Shareholders' equity
Share capital	217,335
Share-based compensation reserve	4,738
Deficit	(2,694)
Accumulated other comprehensive loss	(957)
Total Shareholder’s Equity	218,422
Total Liabilities and Shareholder's Equity	400,448

As at November 19, 2025, we had $177,000,000 outstanding on the Upsized Credit Facility (as defined herein), and the Accounts payable and accrued liabilities and the Deferred income tax liabilities as well as the capitalization of our Company had not changed materially since September 30, 2025.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks, as well as risks currently unknown to us, could adversely affect our current or future business, properties, operations, results, cash flows, financial condition and prospects and could cause future results, cash flows, financial condition, prospects, events or circumstances to differ materially from those currently expected, including the estimates and projections contained in this Registration Statement. Investors should carefully consider the risks described below and elsewhere in this Registration Statement. The risks described below and elsewhere in this Registration Statement do not purport to be an exhaustive summary of the risks affecting us and additional risks and uncertainties not currently known to us or not currently perceived as being material may have an adverse effect on us.

Risks Related to Our Business and Industry

Limited Operating History and Uncertainty of Future Revenues

We have a limited operating history and, accordingly, potential investors will have a limited basis on which to evaluate our ability to achieve our business objectives. Our future success is dependent on management's ability to implement its strategy. Although management is optimistic about our prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that we will successfully make profitable acquisition of royalties, streams or other interests. In particular, our future growth and prospects will depend on our ability to expand our operations and gain additional revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on our business, financial condition and results of operations.

Changes in commodity prices will affect our revenues generated from our portfolio and our profitability

The revenue derived by us from our asset portfolio will be significantly affected by changes in the price of the commodities underlying the royalties, streams and other interests. Commodity prices, including those to which we are exposed, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial investment levels, inflation and the level of interest rates, the strength of the US dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, despite our commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We have no or limited control over the operation of the properties in respect of which we hold a royalty, stream or other interest and the operators' failure to perform or decision to cease or suspend operations will affect our revenues

We are not directly involved in the operation of mines. The revenue derived from our asset portfolio is primarily based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Versamet on the relevant properties may not always be aligned. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty, stream or other interests. Our inability to control the operations for the properties in respect of which we have a royalty, stream or other interest may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the owners or operators may take action contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with us, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with us.

At any time, any of the operators of the properties in respect of which we hold a royalty, stream or other interest or their successors may decide to suspend or discontinue operations. We may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.

In addition, an operators' failure to perform or decision to cease or suspend operations may have a negative impact on the value of our royalty and other interests and result in us having to record an impairment in future sets of financial statements with respect to these royalty and other interests. Such impairments may reduce the net income and comprehensive net income for the period in question.

The Greenstone Mine and the Kiaka Mine are material to Versamet. Other assets and properties may become material to us from time to time and any adverse development related to any such assets will affect the revenue derived from such assets.

The Greenstone Gold Interest (as defined below) and the NSR on the Kiaka Mine are currently the only material assets for Versamet. As new assets are acquired or move into production, the materiality of each of our assets will be reconsidered. Any adverse development affecting the financial capability of the operators, the development or operation of, production from or recoverability of Mineral Reserves from the Greenstone Mine or the Kiaka Mine or any other material property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, equipment failures, fires, tailings dam failures, flooding and other conditions involved in the removal and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. Any adverse decision made by the owners and operators, including for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that we receive and may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional or new royalties, streams and other interests in mineral properties

Many companies are engaged in the search for and the acquisition of investments including royalties, streams and other interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that we will be able to compete successfully against other companies in acquiring new royalties, streams or other interests. In addition, we may be unable to acquire royalties, streams or other interests at acceptable valuations which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Our major shareholders can exert significant influence over our company and may have interests that differ from other shareholders

As of the date hereof, B2Gold, Lundin, Tether, Equinox, and Regal (as they are defined herein) own approximately 77.81% of our outstanding Common Shares. As a result, these shareholders, acting individually or together, are able to significantly influence, and in some cases determine, the outcome of matters requiring shareholder approval, including the appointment and removal of directors, amendments to our charter documents, the approval of mergers, acquisitions or dispositions, issuances of equity, and other corporate transactions. This concentration of ownership may delay, defer or prevent a change of control that other shareholders may view as beneficial and may also discourage potential acquirers from making an offer. In addition, these shareholders' interests may conflict with the interests of our other shareholders, and they may vote their shares in a manner that advances their own interests and not necessarily those of other shareholders.

Some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment

Some of the projects or properties in respect of which we hold an interest are in the construction, development, expansion or exploration stage. There can be no assurance that construction, development, expansion or exploration will be completed on a timely basis or at all. If such properties do not reach commercial production, we will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition, due to the early-stage or development nature of certain of the properties in respect of which we hold an interest, the owners or operators of some of such properties have experienced financial difficulties and, in some cases, required covenant waivers pursuant to their credit and other financing documents. To the extent that any of the owners or operators of properties in respect of which we hold a royalty, stream or other interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. Although we undertake a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by us be less than the original investment.

We face risks related to health epidemics and pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations

We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. There can be no assurance that our personnel will not be impacted by these pandemic diseases and ultimately see our workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. Such future developments include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of our operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals and government or regulatory actions.

Sale of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues

The owners or operators of the projects or mines in respect of which we hold an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which we have little or no control. If such transactions are completed it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator which may positively or negatively impact us. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on us may be difficult or impossible to predict.

We may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where we hold royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, we intend to hold only royalty, stream or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.

We have limited access to data and disclosure regarding the operation of properties in respect of which we hold interests, which will affect our ability to assess and predict the performance of our royalties, streams or other interests

As a holder of royalty, stream or other interests, we generally have limited access to data on the operations or to the actual properties themselves. Accordingly, we must rely on the accuracy and timeliness of the public disclosure and other information we receive from the owners and operators of the properties in respect of which we hold royalty, stream or other interests. We use such information, including production estimates, in our analyses, forecasts and assessments relating to our own business. If such information contains material inaccuracies or omissions, our ability to assess and accurately forecast performance or achieve our stated objectives may be materially impaired. In addition, some royalty, stream or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties, streams or other interests and, as such, we may not be in a position to publicly disclose such information with respect to certain royalty, stream or other interests. The limited access to data and disclosure regarding the operations of the properties in respect of which we hold an interest may restrict our ability to enhance our performance which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We depend on our operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to Versamet for royalties, streams or other interests are calculated by the operators of the relevant properties based on the reported production. Each operator's calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties, streams or other interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in such calculations. We do not, however, have the contractual right to receive production information for all of our royalties, streams and other interests. As a result, our ability to detect payment errors in respect of royalties, streams or other interests through our monitoring program of our interests and our associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments in respect of royalties or streams. Some of our contracts for royalties, streams or other interests provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties, streams and other interests; however, such audits may occur many months following our recognition of the revenue in respect of the royalties, streams or other interests and may require us to adjust our revenue in later periods.

We are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have a royalty, stream or other interest, and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

We are dependent to a large extent upon the financial viability of owners and operators of the relevant properties in respect of which we hold royalties, streams or other interests. Payments and deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Our rights to payment or delivery for royalties, streams or other interests must, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits our ability to collect outstanding payments or deliveries in respect of such royalties, streams or other interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit our ability to recover or obtain equitable relief in the event of a default under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that we should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue; there is also a possibility that a creditor or the owner or operator may claim that the royalty, stream or other interest contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve our interest in a royalty, stream or other interests in the context of an insolvency or similar proceeding, we may be required to make additional investments in, or provide funding to, owners or operators, which would increase our exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of our rights may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Global financial conditions may destabilize

Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact our ability, or the ability of the owners or operators of the properties in respect of which we hold royalties, streams or other interests obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, our profitability, results of operations and financial condition and the trading price of our securities could be adversely affected.

Royalties, streams and other interests may not be honored by operators of a project

Royalties, streams and other interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams and other interests do not abide by their contractual obligations, we would be forced to take legal action to enforce our contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Not all of our royalties, streams and other interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce

Although certain of our royalties, streams and other interests are secured, certain are unsecured. In a default, liquidation or realization situation, any of our unsecured interests will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, our likely potential recourse against a defaulting property owner or mining operator is for breach of the applicable contract which will result in an unsecured damages claim for which, recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to the liabilities and obligations owed to us.

Even valid security interests which are held by us may be (i) subordinated, (ii) unenforceable, (iii) difficult to enforce or (iv) subject to attack by other creditors or stakeholders. If our security is subordinated, we may be prohibited from enforcing our security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. Also, any recovery or distribution in respect of our subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if we are permitted to enforce our security interests, if any, the security may be difficult to enforce because of the nature of the security and issues out of our control, including court orders, restricted access and jurisdiction. We may be unwilling to exercise any rights that we may have if we could become exposed to environmental or other liabilities, such as, successor employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner of the mining operator or property owner may attack our security interests, royalty and streaming rights and other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding our interests. If we are unable to enforce our security interests, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition to the issues relating to enforcing our security, there is no assurance that we will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent us from enforcing our security, royalty and streaming rights and other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a royalty, stream or other agreements with us, it or its creditors may seek to unilaterally terminate, disclaim or resiliate agreements with us, they may seek to sell or vest the property to another party free and clear of our royalty, stream or other obligations or seek other relief with respect to our interests. Any sale or transfer of property in such insolvency proceeding may also be affected by court order notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with us or others. Further, in insolvency proceedings, any security or other interest held by us will likely be primed and further subordinated by court ordered charges or other court ordered relief, including for interim financing.

Also, insolvency proceedings in the mining industry are generally complex and lengthy, the outcome of which may be uncertain and may result in a material adverse effect on our profitability, results of operations and financial condition. In such proceeding, property owners may sell or convey the property free and clear of any obligations owed to us.

In addition, because some of the properties in respect of which we hold royalties, streams and other interests are owned and operated by foreign entities in foreign jurisdictions, our security interests, royalty and streaming rights and other rights may be subject to political interference, as well as, real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and may prevent us from enforcing our security, royalty and streaming rights and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian courts will be enforceable in those jurisdictions. If we are unable to enforce our security interests, royalty and streaming rights and other rights, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Our profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of our activities and offices are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. However, certain of our royalties, streams and other interests are denominated in US dollars and, as a result, are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and we may suffer losses due to adverse foreign currency rate fluctuations.

Operators of mines may not be able to replace depleted mineral reserves and mineral resources, which would reduce our revenue from royalties, streams or other interests

The revenue generated by Versamet is principally based on the exploitation of Mineral Reserves on assets underlying our royalties, streams and other interests. With respect to these assets, their corresponding mineral resources and mineral reserves are continually being depleted through extraction and the long-term viability of our asset portfolio depends on the replacement of mineral reserves through new producing assets and increases in mineral reserves on existing producing assets. As mines in respect of which we have royalties, streams and other interests mature, it can expect overall declines in production over the years unless operators are able to replace mineral reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the asset portfolio or that discoveries will be located on properties covered by the relevant royalty, stream or other interest. Even in those cases where a significant mineral deposit is identified and covered by the royalty, stream or other interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by the royalty, stream or other interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of mineral reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability by operators to add additional mineral reserves or to replace existing mineral reserves through either the development of existing mineral resources or the acquisition of new mineral producing assets, in each case covered by a royalty, stream or other interests, may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us. Failure to obtain such additional financing could impede our funding obligations, or result in delay or postponement of further business activities which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

If additional funds are raised through further issuances of equity or debt securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt and/or equity issuances, which may temporarily increase our debt levels above industry standards and/or further dilute shareholders significantly. Any debt financing secured in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business

We are dependent upon the continued availability and commitment of our key management personnel, whose contributions to immediate and future operations of Versamet are of significant importance. The loss of any such key management personnel could negatively affect business operations. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. In addition, we frequently retain third party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts of interest or scheduling conflicts, which may delay or inhibit our ability to employ such individuals' expertise. The number of persons skilled in the acquisition, exploration and development of royalties, streams and other interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance that we will be able to recruit and retain such personnel. If we are not successful in recruiting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition and the trading price of our securities. We do not intend to maintain "key man" insurance for any members of our management.

Certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of our directors also serve as directors or officers of, or have shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such conflicts of the directors and officers may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Changes in or in the interpretation of tax legislation or accounting rules could affect our profitability

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Burkina Faso, Mexico, Brazil, Peru, Namibia, Sweden and Australia or any of the countries in which our assets or relevant contracting parties or underlying properties are located could result in some or all of our profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams and other interests held by us less attractive to counterparties. Such changes could adversely affect our ability to acquire new assets or make future investments.

We have a history of losses and we may be unable to achieve profitability

We incurred a total comprehensive loss of US$5,545,000 for the nine months ended September 30, 2025, a total comprehensive loss of US$2,253,619 for the year ended December 31, 2024, a total comprehensive loss of US$3,053,841 for the year ended December 31, 2023. At December 31, 2024, we had a deficit of US$7,966,644 and at September 30, 2025, we had a deficit of $2,694,000.

In preparing our financial statements, we may identify material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the preparation of our financial statements, material weaknesses may be identified in our internal control over financial reporting (including certain previous unremedied material weaknesses). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified may relate to, among other things: (i) the consolidation process of acquisitions; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures may not be adequately designed or were not operating effectively at period end, resulting in adjustments to our audited consolidated financial statements during the course of the audit. Each material weakness may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our audited financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Our operations depend on information systems that may be vulnerable to cyber security threats

Our operations depend, in part, on our information technology ("IT") systems, networks, equipment and software and the security of these systems. We depend on various IT systems to process and record financial and technical data, administer our contracts with our counterparties and communicate with employees and third-parties. These IT systems, and those of our third-party service providers and vendors and the counterparties under our contracts for royalties, streams and other interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.

A significant breach of our IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on our results of operations and financial condition and the trading price of our securities.

We may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues

We may be exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold our cash and metals credit inventory, (ii) through our stream, royalty and other similar interest counterparties, (iii) through other companies that have payables due to us, (iv) through our insurance providers and (v) through our lenders. We may also be exposed to liquidity risks in meeting our operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans, other credit facilities or equity financing in the future or to obtain them on terms favorable to us.

Some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones

Revenue from some of our interests decreases after certain milestones are achieved. As a result, past production and revenue related to these interests may not be indicative of future results.

We may enter into acquisitions or other royalty or streaming transactions at any time, which may be material, may involve the issuance of Versamet securities or the incurrence of indebtedness and will be subject to transaction-specific risks

We continuously review opportunities to acquire existing streams, royalties and other similar interests, in order to create new streaming, royalty or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold streams, royalties or other similar interests in respect of mineral properties. At any given time, we may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to us and may involve the issuance of securities by us or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the integration of any acquired business with Versamet's existing business, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. In addition, we may consider opportunities to restructure royalties or stream arrangements where we believe such a restructuring may provide a long-term benefit to us, even if such restructuring may reduce near-term revenues or result in us incurring transaction related costs. We may also be unable to achieve any such anticipated long-term benefits of such restructurings. We may be unsuccessful in completing acquisitions and other additional transactions on terms favorable to us, or at all, or in realizing the anticipated growth opportunities and synergies from integrating any acquired business, and our failure to do so may have a material adverse effect on our future results of operations and growth prospects.

If we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition

Our operations and expertise have been focused on the acquisition and management of streams, royalties and other similar interests. While it is not our current intention, we may in the future pursue acquisitions outside this area. The expansion of our activities into new areas would present challenges and risks that we have not faced in the past. The failure to manage these challenges and risks successfully may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be subject to reputational damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. While we do not ultimately have direct control over how we are perceived by others, reputational loss could have a material adverse impact on the trading price of our securities.

We may be unable to repay indebtedness and comply with our obligations under the Credit Facility and Term Loan

We may from time to time have amounts outstanding under our Credit Facility, which may be significant. The total availability under our Credit Facility is US$100 million, of which US$97 million is currently drawn as at the date of this Registration Statement; the undrawn balance may be used to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings, and we would be required to use a portion of our cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. In addition, the Company has a US$80 million term loan (the "Term Loan") outstanding which is repaid in quarterly installments of US$7.5 million commencing on March 31, 2026, with a final bullet payment at maturity on March 31, 2028. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The terms of our Credit Facility and the Term Loan require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit our ability to amend our stream, royalty and other similar interest contracts without the consent of the lenders. We can provide no assurances that in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Mining Operations

We are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals from, or the continued operation of, the properties in respect of which we hold a royalty, stream or other interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators' employees

Production from the properties in respect of which we hold an interest depends on the efforts of operators' employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on our business and financial condition.

Mineral reserves and mineral resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral reserves and mineral resources on properties underlying our royalties, stream or other interests are estimates only, and no assurance can be given that the estimated mineral reserves and mineral resources are accurate or that the indicated level of minerals will be produced. Mineral reserve and MREs for our royalty, stream or other interests are prepared by the operators of the underlying properties. We do not participate in the preparation or verification of such estimates (or the reports in which they are presented) and we have not independently assessed or verified the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable mineral reserves on properties underlying our royalties, streams or other interests unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or not extracted. Estimated mineral reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks exist for all of our assets, they are heightened in the case of interests in properties which have not yet commenced production.

MREs in particular must be considered with caution. MREs for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such MREs may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, mineral resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying our royalties, streams or other interests constitute or will be converted into mineral reserves.

Any of the foregoing factors may require operators to reduce their mineral reserves and mineral resources, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Production forecasts may not prove to be accurate

We prepare estimates and forecasts of future attributable production from the properties in respect of which we hold royalties, streams or other interests and rely on public disclosure and other information we receive from the owners, operators and independent experts of such properties to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which we have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to determine production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; operating factors; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the properties in respect of which Versamet holds royalties, streams or other interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in our failure to realize the benefits of our production forecasts anticipated from time to time. If our production forecasts prove to be incorrect, it may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The exploration and development of mineral resource properties is inherently dangerous and subject to risks beyond our control

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company's exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company's mineral resources or expected mineral reserves, (iii) result in a write down or write-off of the carrying value of one or more mineral projects, (iv) cause delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company's operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties or the revocation or suspension of licenses; (viii) result in the loss of insurance coverage or (ix) result in the loss of social license to operate. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in respect of which we hold a royalty, stream or other interest and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Defects in title to properties underlying our royalty, stream or other interests may result in a loss of entitlement by the operator and a loss of our interest

A defect in the chain of title to any of the properties underlying one of our royalties or, streams or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of our interest in respect of that property. In addition, claims by third parties or aboriginal groups in Canada, the United States, Brazil, Mexico, Ethiopia, Côte d'Ivoire, South Africa, Burkina Faso, Columbia, Namibia, Peru, Nicaragua, Sweden, Australia and Mongolia and elsewhere may impact on the operator's ability to conduct activities on a property to the detriment of our royalties, streams or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interests in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by us in land registries or mining recorders offices, such registrations may not necessarily provide any protection to us. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in respect of which we have a royalty, stream or other interest and may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Future litigation affecting the properties in respect of which we hold royalty, stream or other interests could have an adverse effect on Versamet

Potential litigation may arise on a property on which we hold a royalty, stream or other interest (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, we will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Moreover, the courts in some of the jurisdictions in which we have a royalty, stream or other interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our financial condition and results of operations.

Defects or disputes relating to our royalties, streams or other interests could have an adverse effect on Versamet

Defects in or disputes relating to the royalty, stream or other interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management's estimate of the carrying value of our royalty, stream or other interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream or other interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reflecting the royalty, stream or other interest. The discovery of any defects in, or any disputes in respect of, our royalty, stream or other interests, could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The operations in respect of which we hold a royalty, stream or other interests require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which we hold a royalty, stream or other interest require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue that we derive from our royalties, streams and other interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by us. There can be no guarantee that the owners or operators of those properties in respect of which we hold a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds a royalty, stream or other interest

Many of the projects or properties in respect of which we hold an interest in are in the construction, development, expansion, and/or exploration stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Any breach of environmental legislation by owners or operators of properties underlying our asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues

We acknowledge climate change as an international and community concern. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect this may result in increased costs at some of the properties underlying our royalties, streams or other interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet

Some of our royalty, stream or other interests relate to properties outside of the United States and Canada, including Brazil, Mexico, Ethiopia, Côte d'Ivoire, South Africa, Burkina Faso, Columbia, Peru, Namibia, Nicaragua, Sweden, Australia and Mongolia. In addition, future investments may expose us to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks normally associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which we hold royalty, stream or other interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, this may result in a write down or write-off of the carrying value of one or more of our assets, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

We apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for royalty, stream or other interests. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty, stream or other interest, engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable contract contains appropriate protections, representations, warranties and, in each case as we deem necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that we will be able to identify or mitigate all risks relating to holding royalties, streams or other interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on our profitability, results of operation and financial condition and the trading price of our securities.

Burkina Faso, which is where the Kiaka Mine is located, is subject to such foreign and developing economic risk

The Kiaka Mine in Burkina Faso is subject to the risks associated in operating in a foreign country. These risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of law affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, mine safety, labor relations as well as government control over mineral properties or government regulations that require the employment of local staff or contractors or require other benefits to be provided to local residents.

Burkina Faso has had a short democratic history with a series of elections, constitutions and coups. A new constitution was adopted by Burkina Faso in 1991. However, the possibility that the government may adopt substantially different policies cannot be ruled out.

WAF may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Any future material adverse changes in government policies or legislation in Burkina Faso that affect foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Kiaka Mine.

In addition, the legal system operating in Burkina Faso may be less developed than more established countries, which may result in risks such as:

• political difficulties in obtaining effective legal redress in the courts whether in respect of a breach of law or regulation, or in an ownership dispute;

• a higher degree of discretion on the part of governmental agencies;

• the lack of political or administrative guidance on implementing applicable rules and regulations including, in particular, as regards local taxation and property rights;

• inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or

• relative inexperience of the judiciary and court in such matters.

The commitment to local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license application or other legal arrangements will not be adversely affected by the actions of the government authorities or others, and the effectiveness of and enforcement of such arrangements cannot be assured.

Changes in government free carry positions could materially affect our interests in certain projects

In certain jurisdictions where our royalty or streaming assets are located, including countries such as Burkina Faso, local governments are entitled to receive a "free carry" interest in mining projects. This typically means the government acquires an ownership stake in the mining property without being required to contribute capital or assume a proportionate share of the operating costs. The percentage of such free carry interests can vary depending on the jurisdiction and may be subject to change based on evolving legal frameworks or government policies.

Government free carry policies are often embedded in national mining codes and can be amended unilaterally by the host government. Any increase in the government's mandatory ownership interest-whether through legislative change, renegotiation of mining conventions, or other policy actions-would result in a corresponding dilution of the project operator's equity interest in the property. Although we do not own the underlying mining properties, the economic terms of our royalty and streaming interests are generally based on the operator's attributable share of production or revenues. A reduction in the operator's equity interest due to an increased government free carry position could lead to (i) lower attributable production to which our royalty or stream applies; (ii) decreased economic returns from the asset over its life; and (iii) reduced willingness of operators to invest in or advance the project, which could impact development timelines or operational performance.

There can be no assurance that current free carry policies will remain unchanged, or that future changes will not materially and adversely affect our business, financial condition or results of operations.

Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our royalties, streams or other interests

The properties on which we hold or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which we hold a royalty, stream or other interest or the payments under such royalties, streams or other interests. In certain areas where we hold a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond our control and the owners and operators of the properties in respect of which we hold an interest and such changes may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are subject to risks related to certain operations in developing economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator's business activities.

Anti-corruption and bribery laws could subject us to liability and require it to incur additional costs

Our business is subject to Canadian laws and other laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In some cases, our assets are located in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the mining projects may fail to comply with anti-corruption and anti-bribery laws and regulations. Although we do not operate the mining projects, enforcement authorities could deem us to have some culpability for the operators' actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have a material adverse effect on our business, financial conditions, results of operation and reputation. an adverse effect on our reputation.

We may become a party to litigation

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could use significant resources and demand significant time and attention by management. Even if we are involved in litigation and win, litigation can redirect significant resources.

Adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which we hold a royalty, stream or other interest, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of our interests

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. We hold interests in entities that own and operate mines or mineral properties located in areas presently or previously inhabited or used by indigenous peoples. There may be certain obligations on the government to consult with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. From time to time, we may hold interests in entities with properties that are subject to the opposition of one or more groups of indigenous people who oppose the operation, further development, or new development on such project. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against us or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company's interests.

Certain operators depend on international trade and other conditions in key export markets for their products

The operators of certain of the properties on which we hold stream, royalty or other similar interests export their commodities and thus depend on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in these major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets.

Changes in U.S. laws and policies regulating international trade

Legislative and regulatory changes relating to international trade in the United States could have a material adverse effect on us and our financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Although discussions continue between the United States and other countries, there remains significant uncertainty over whether tariffs or other restrictive trade measures or countermeasures will be implemented and, if so, the scope, impact and duration of any such measures. A trade war or new tariffs barriers may potentially lead to increases or decreases in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project.

Risks Related to the Ownership of our Securities

Investors may lose their entire investment

An investment in our securities is speculative and may result in the loss of an investor's entire investment in the Company. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

An active, liquid and orderly trading market for our Common Shares may not develop, and you may not be able to resell your Common Shares

If a market for our Common Shares is not sustained, you may not be able to resell our securities. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares and the extent of issuer regulation. We cannot predict the prices at which our Common Shares will trade.

The market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing Common Shares

The market price of our Common Shares could be subject to significant fluctuations. The market price of the Common Shares may be subject to wide price fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, legislative changes and other events and factors outside of our control, including: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the industry in which we operates; (iv) addition or departure of our executive officers and other key personnel; (v) sales or perceived sales of additional securities; (vi) operating and financial performance that vary from the expectations of management, securities analysts and investors; (vii) regulatory changes affecting our industry generally and our business and operations; (viii) announcements of developments and other material events by us or our competitors; (ix) changes in global financial markets and global economies and general market conditions, such as commodity prices, currency rates, etc.; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; and (xiii) investors' general perception of the Company and the public's reaction to our press releases, our other public announcements and our filings with the Canadian securities regulators.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Future sales or issuance of debt or equity securities

Sales or issuances of a substantial number of our Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of our securities could significantly reduce the market price of our Common Shares and the market price could decline. We cannot predict the effect, if any, that future public sales of these Common Shares or the availability of our Common Shares for sale will have on the market price of such Common Shares. If the market price of our Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Future offerings of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt instruments or other securities convertible into Common Shares. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Common Shares bear the risk of our future offerings reducing the market price of our Common Shares and diluting their ownership interest in the Company.

We will incur increased expenses as a result of being listed on Nasdaq or other such stock exchange in the United States

We expect to incur additional legal, accounting, insurance and other expenses as a result of being listed on Nasdaq or other such stock exchange in the United States, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities legislation, the rules of the TSX Venture Exchange (the "TSXV") and the rules of Nasdaq increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly.

We also expect a Nasdaq listing to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors (the "Board") or as officers. As a result of the foregoing, we expect an increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material adverse effect on our profitability, results of operations, and financial condition and the trading price of our securities.

Our ability to pay dividends will be dependent on our financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that we will declare a dividend on a quarterly, annual or other basis.

If securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the us and our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favourable coverage. If one or more of the analysts who cover us downgrades our stock or changes their opinion of the Common Shares, the price of our Common Shares could decline. If one or more of these analysts cease coverage of Versamet or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

TSXV and Nasdaq Listing

In the future, we may fail to meet the continued listing requirements for our Common Shares to be listed on the TSXV or Nasdaq, or such other stock exchange in the United States. If the TSXV or Nasdaq, or such other stock exchange in the United States, delists our Common Shares from trading on their exchange, we could face significant material adverse consequences, including: a limited availability of market quotations for our Common Shares; a limited amount of news and analysts coverage for us; and a decreased ability to issue additional securities or obtain additional financing in the future.

U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult for security holders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (the "BCBCA"). A majority of our directors and officers are residents of Canada or other countries and the majority of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. shareholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Our status as a "foreign private issuer"

We are a "foreign private issuer", under applicable U.S. federal securities laws, and, therefore, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission (the "SEC"). Under the U.S. Exchange Act of 1934, as amended (the "Exchange Act"), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See "- We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval" below.

We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval

As a foreign private issuer whose shares will be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the director nomination procedure, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of Nasdaq Listing Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq's corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our common shares at a price less than certain referenced prices, if such shares equal 20% or more of our Common Shares or voting power outstanding before the issuance. Instead, and in accordance with Nasdaq home country accommodations, we comply with applicable Canadian corporate and securities laws, which do not require shareholder approval for such dilutive events.

Our status as an "emerging growth company"

We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is US$700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We cannot predict whether investors will find our Common Shares less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

If the Company is a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of the Common Shares.

Because we did not have active business income, for the taxable year ending December 31, 2024, we expect that we may be a passive foreign investment company ("PFIC") for that year and based on the nature of our expected income, may be a PFIC for the foreseeable future.

We will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if for a taxable year, (a) 75% or more of our gross income is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

PFIC status is determined annually and depends upon the composition of a company's income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to our PFIC status for future taxable years. The value of our assets will be based, in part, on the then market value of common shares, which is subject to change.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined under "Certain United States Federal Income Tax Consequences for U.S. Holders" in this Registration Statement) holds Common Shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (whether or not we continue to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during a taxable year in which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a "qualified electing fund" election (a "QEF Election") or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. Holder. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable QEF Elections. See Item 10.E, "Taxation - Certain United States Federal Income Tax Consequences for U.S. Holders-Ownership and Disposition of the Common Shares if the Company is a PFIC" for additional information.

U.S. Holders are urged to consult their own tax advisers as to whether we may be treated as a PFIC and the tax consequences thereof.

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

General

The Company was formed under the BCBCA on January 31, 2022 by way of an amalgamation of Rosedale Resources Ltd. (incorporated October 21, 2011) and Lunde International Corp. (incorporated October 12, 2018), both private royalty companies incorporated under the BCBCA. On June 13, 2022, the Company changed its name from "Rosedale Resources Ltd." to "Sandbox Royalties Corp." in anticipation of acquiring royalty portfolios from each of Sandstorm Gold Ltd. ("Sandstorm") and Equinox, which closed on June 28, 2022. On June 5, 2024, the Company changed its name from "Sandbox Royalties Corp." to "Versamet Royalties Corporation" in connection with acquiring a royalty portfolio from B2Gold Corp. ("B2Gold").

Our head office is located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6, Canada and our internet address is https://versamet.com. Our telephone number is 778-945-3948. Our principal Canadian legal advisers are Blake, Cassels & Graydon LLP, located at 1133 Melville Street, Suite 3500, Vancouver, British Columbia V6E 4E5, Canada. Our principal United States legal advisors are Cozen O'Connor LLP, located at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5, Canada.

Unless and to the extent specifically referred to herein, the information on our website shall not be deemed to be incorporated by reference in this Registration Statement. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Key Developments

The following describes the important events in the development of our business, as well as information concerning our principal capital expenditures and divestitures since the beginning of our last three financial years to the date of this Registration Statement.

2023

Acquisitions

On October 31, 2023 (El Pilar) and November 30, 2023 (Blackwater), Versamet acquired royalties from Sandstorm on the following two projects:

Project	NSR Royalty	Metal	Location	Project Owner
El Pilar	1.0%	Cu	Mexico	Southern Copper Corp.
Blackwater	0.21%	Au, Ag	Canada	Artemis Gold Inc.

(the "2023 SSL Acquisitions").

The aggregate purchase price paid to Sandstorm was US$25 million, which was comprised of: (i) a cash payment of US$10 million; and (ii) the issuance of 29,557,436 Pre-Split Common Shares at a price of $0.70 per share. In connection with the El Pilar project acquisition, 1,979,571 of the foregoing Pre-Split Common Shares are held in escrow and will be released to Versamet for cancellation if SCC (as hereinafter defined) has not commenced the sale of mineral products from the project by June 30, 2027. In connection with the 2023 SSL Acquisitions and the transactions noted below, the Company converted US$13,767,677.49 (October 31, 2023) and US$279,681.98 (November 30, 2023) under a secured convertible non-interest bearing promissory note (the "Sandstorm Note") that was issued as part of the consideration for the initial royalties acquired from Sandstorm in June 2022 (initial principal amount equal to US$31,436,000 has all subsequently fully converted as described below), by issuing 27,254,101 Pre-Split Common Shares and 542,623 Pre-Split Common Shares, respectively, to Sandstorm at a price of $0.70 per Common Share.

On October 31, 2023, Versamet also entered into, together with Regal Resources Royalties Fund ("Regal"), an amended and restated gold purchase agreement with Equinox (the "Greenstone GPA"), pursuant to which, and after taking into consideration the syndication of 30% of the Greenstone GPA to Regal, Versamet paid US$52.5 million (70% of a total US$75 million) to Equinox in exchange for monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price (the "Greenstone Gold Interest" and together with the 2023 SSL Acquisitions, the "2023 Acquisitions"). Monthly gold delivery obligations commenced upon closing of the Greenstone GPA and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries are calculated based on Greenstone Mine production, gold deliveries can be sourced from production from any of Equinox's operating mines. Under the Greenstone GPA, Equinox retains the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of US$2,000 (the "Greenstone Buydown Option").

2023 Financings

In connection with funding the 2023 Acquisitions, the Company completed the following financings:

Regal Investment

In addition to Regal's syndication of 30% of the Greenstone GPA for US$22.5 million, on October 31, 2023, Regal also subscribed for 34,642,500 Pre-Split Common Shares at a price of $0.70 per Common Share for aggregate gross proceeds of US$17,500,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of $1.3857 to US$1.00).

Beedie Capital Investment (Convertible Loan and Private Placement)

On October 31, 2023, Versamet entered into $22,161,600 (US$16 million) secured convertible loan agreement (the "CLA") with Beedie Capital. The CLA was denominated in Canadian dollars, had a term of 5 years and a maturity date of October 31, 2028.  Interest on the convertible loan consisted of an 8% base interest rate and a 1.5% "paid-in-kind" ("PIK") rate, with the PIK rate reducing to 1.0% upon a public listing of the Company. On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of $26,084,680.

In addition to the CLA, Beedie Capital also subscribed for 7,918,285 Pre-Split Common Shares at a price of $0.70 per Common Share for aggregate gross proceeds of US$4,000,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of $1.3857 to US$1.00).

Revolving Credit Facility Financing

On October 31, 2023, we entered into a revolving credit facility (the "Revolving Loan" or "Credit Facility") with the Bank of Montreal ("BMO"), as lead arranger, and National Bank of Canada ("NBF"), which allowed us to borrow up to US$30 million (plus a US$15 million accordion feature) and initially expired December 31, 2026, which was  extendable by one (1) year at the sole discretion of BMO. On April 30, 2025, we entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to US$60 million (with a US$15 million accordion feature) with a maturity date of April 30, 2028. See "First Amending Agreement to Credit Facility" for more details. The amounts drawn on the Revolving Loan are subject to interest at the Secured Overnight Financing Rate plus 2.25% to 3.50% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.5063%-0.7875% per annum, both of which are dependent on our leverage ratio. Our leverage ratio covenant is less than or equal to 5.00x from and including fiscal quarter ended March 31, 2025 and, less than or equal to 3.50x from and including fiscal quarter ended March 31, 2026. Under the terms of the Revolving Loan, we are also subject to an interest coverage ratio of greater than or equal to 2.00x from and including March 31, 2025 and greater than or equal to 3.00x from March 31, 2026 and minimum liquidity covenant (comprising of the sum of cash, cash equivalents and additional advances available under the Revolving Loan) of greater than or equal to $5.0 million as at the last day of each fiscal quarter. In the event that the Greenstone Buydown Option is exercised, the compensation amount received from Equinox shall be applied as a prepayment of outstanding balances under the Credit Facility, with the continuing Credit Facility commitment being reduced to a maximum limit to be agreed. Note that the Credit Facility was subsequently updated to the Upsized Credit Facility (as defined below). As of the date of this Registration Statement, the balance drawn on or outstanding under the Upsized Credit Facility (as defined below) is US$177 million. The payment and performance of the Company's obligations under the Credit Facility is secured by a first priority security interest in all present and after acquired property of the Company and any material subsidiaries.

Existing & 2023 Investor Rights Agreements

In connection with acquiring royalty portfolios from each of Sandstorm and Equinox in June 2022, the Company entered into investor rights agreements with each of Equinox ("Equinox IRA") and Sandstorm ("Sandstorm IRA", and together with Equinox IRA, the "2022 IRAs"). The Sandstorm IRA was replaced by the A&R Sandstorm IRA (as defined below), which was terminated on November 17, 2025 concurrently with the completion of the Tether and Lundin Investment. The following is a summary of the principal terms of the Equinox IRA. This summary does not purport to be complete and is qualified in its entirety by reference to the Equinox IRA. The term "investor", as such term is used in the summary of the Equinox IRA below, refers to Equinox.

Board Nomination

Unless the Equinox IRA is terminated pursuant to its terms, which shall automatically occur on the date the investor's share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our Board. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Standstill (subsequently expired) and Escrow

The investor agreed that, during the period commencing on the effective date (June 28, 2022) and ending on the earlier of: (a) the date which is 12 months from the effective date (b) the date on which the investor's ownership percentage ceases to be at least 10%, the investor shall not (subject to certain exceptions), and it shall cause its affiliates not to, in any manner, directly or indirectly, or in concert with any other person: propose or seek to effect any change of control transaction; solicit proxies from shareholders or form, join, support or participate in a group to solicit proxies from shareholders with a view to replacing the members of our Board; or purchase, offer or agree to purchase or negotiate to purchase any securities, or assets of the Company, without the advance written authorization of our Board.

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

Concurrently with the closing of the 2023 financings, the Company entered into an investor rights agreements with each of Regal ("Regal IRA") and Beedie Capital ("Beedie Capital IRA"). The Beedie Capital IRA has been terminated upon the repayment of the CLA on April 30, 2025. See "Prepayment of CLA". The following is a summary of the principal terms of the Regal IRA. This summary does not purport to be complete and is qualified in its entirety by reference to the Regal IRA. The Regal IRA has been terminated pursuant to its terms upon Regal’s ownership percentage falling below the required threshold.

December 2023 Private Placement

On December 13, 2023, the Company completed the first tranche of a non-brokered private placement and issued 10,457,141 Pre-Split Common Shares at a price of $0.70 per Common Share for aggregate gross proceeds of $7,320,000. On December 22, 2023, the Company completed the second tranche of the non-brokered private placement and issued 1,050,000 Pre-Split Common Shares at a price of $0.70 per Common Share for aggregate gross proceeds of $735,000. No finders fees were paid in connection with either tranche of the foregoing.

On December 29, 2023, the Company converted US$3,202,094.74 under the Sandstorm Note by issuing 6,040,523 Pre-Split Common Shares to Sandstorm at a price of $0.70 per Common Share.

2024

Acquisitions

On June 5, 2024, we entered into a royalty sale and purchase agreement (the "B2Gold PA") with B2Gold, pursuant to which Versamet agreed to acquire the following portfolio of royalties from B2Gold for US$89,859,810.78, subject to certain adjustments (the "B2Gold Transaction"):

Project	NSR Royalty	Metal	Location	Project Owner
Kiaka	2.7% net smelter returns ("NSR") royalty until 2.5Moz of gold produced; 0.45% NSR royalty on next 1.5Moz.	Au	Burkina Faso	West African Resources Ltd. (85%), Government of Burkina Faso (15%)
Toega	NSR royalty on first 1.5Moz of gold produced. 2.7% until royalty payments total US$22.5 million, and 0.45% thereafter.	Au	Burkina Faso	West African Resources Ltd. (90%), Government of Burkina Faso (10%)
Primavera	1.5%	Au	Nicaragua	Calibre Mining Corp.
Midas	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
Del Norte	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
(Kiaka together with Toega, Primavera, Midas and Del Norte are the "First Tranche Royalties")
Golden Sidewalk	2.0%	Au	Ontario	Prosper Gold Corp.
Mocoa	2.0%	Cu, Mo	Colombia	Libero Copper & Gold Corporation
(Golden Sidewalk together with Mocoa, are the "Second Tranche Royalties")

Pursuant to the B2Gold PA, B2Gold was, in its sole discretion, able to elect to have all or a portion of the purchase price paid in Common Shares at a price of $0.80 per Pre-Split Common Share. Concurrent with signing the B2Gold PA, B2Gold elected to receive Common Shares for the First Tranche Royalties and the parties closed the acquisition of the First Tranche Royalties for US$71,609,810.78 by the issuance of 122,049,971 Pre-Split Common Shares. On August 13, 2024, B2Gold elected to receive Common Shares for the Second Tranche Royalties and the parties closed the acquisition of the Second Tranche Royalties for US$10,250,000 by the issuance of 17,469,844 Pre-Split Common Shares at $0.80 per Pre-Split Common Share.

In connection with closing the First Tranche Royalties on June 5, 2024, the Company satisfied the entire remaining principal amount of US$14,186,545.79 under the Sandstorm Note by issuing 24,179,193 Pre-Split Common Shares to Sandstorm at a price of $0.80 per Pre-Split Common Share.

On August 13, 2024, B2Gold also subscribed for 12,782,812 Pre-Split Common Shares at a price of $0.80 per Pre-Split Common Share for total private placement cash proceeds of US$7.5 million.

B2Gold Investor Rights Agreement & Amended and Restated Sandstorm Investor Rights Agreement

Concurrently with the closing of the first tranche of the B2Gold Transaction, the Company entered into an investor rights agreement with B2Gold ("B2Gold IRA") and an amended and restated the Sandstorm IRA ("A&R Sandstorm IRA"). The A&R Sandstorm IRA was terminated on November 17, 2025 concurrently with the Tether and Lundin Investment. The following is a summary of the principal terms of the B2Gold IRA. This summary does not purport to be complete and is qualified in its entirety by reference to B2Gold IRA.

B2Gold Investor Rights Agreement

The B2Gold IRA is similar to the Regal IRA and the 2022 IRAs except for, but not limited to, the following:

• B2Gold has the same standstill provisions as agreed to in the 2022 IRAs.

• B2Gold has additional share transfer restrictions such that B2Gold cannot, subject to certain exceptions, sell to competitors of Versamet or where such sale will create a new 10% insider.

• Provided that B2Gold holds at least a 15% ownership of Versamet and subject to standard procedural matters, B2Gold has piggyback registration rights on Registration Statement offerings (except for an initial public offering).

• There are no cooperation or public listing covenants.

2025

Kolpa Copper Stream

On April 1, 2025, we entered into a copper purchase agreement (the "Kolpa CPA") with a Kolpa Canada Ltd. (the "Stream Seller"), a wholly owned subsidiary of Endeavour Silver Corp. ("Endeavour"). The Kolpa CPA was entered into in connection with Endeavour's pending acquisition of the Huachocolpa Uno Mine in Peru (the "Kolpa Mine"). The Kolpa CPA applies to minerals from the Stream Properties (as defined in the Kolpa CPA), which include the Kolpa Mine and to minerals processed through the existing and future mineral processing facilities of the Kolpa Mine, other than future mineral processing facilities with nameplate capacity not less than 15,000 tonnes per day. Subject to the terms and conditions of the Kolpa CPA, at the closing date of the Kolpa CPA, which shall be concurrent with the closing of Endeavour's acquisition of the Kolpa Mine, Versamet will provide Endeavour with US$35 million as a prepayment (the "Deposit"). Following the closing date of the Kolpa CPA, Versamet agrees to purchase from the Stream Seller the greater of: (i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and (ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 71.85% of produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 47.9% of produced copper. Versamet will purchase LME Warrants (as defined in the Kolpa CPA) from the Stream Seller at a purchase price (the "Copper Purchase Price") equal to the spot price of refined copper for each metric tonne delivered. Until the Deposit has been reduced to zero, the Copper Purchase Price will be paid in two parts: (i) 10% of the spot price of refined copper payable in cash (the "Ongoing Copper Payment"); and (ii) 90% of the spot price of refined copper which would be paid by a reduction of the Deposit. After the Deposit has been reduced to zero, Versamet will purchase refined copper for a purchase price equal to the Ongoing Copper Payment for each metric tonne of copper delivered.

The Kolpa CPA provides for a right of first refusal in favour of Versamet with respect to the sale or transfer of any royalty, stream or similar interests in respect of minerals from the Stream Properties. The Kolpa CPA would be secured by an equity pledge of the Stream Seller in the Kolpa Mine owner, which Versamet would agree to subordinate in favor of future financiers of the Stream Properties. The Kolpa CPA includes customary stream survival terms in favour of Versamet. The Kolpa CPA also provides Versamet with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at the Kolpa Mine that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day. If Versamet does not exercise this right, minerals processed through the new facility are not subject to the Kolpa CPA.

On May 1, 2025, Endeavour's acquisition of the Kolpa Mine and the Kolpa CPA closed. We paid the Deposit with funds from our Credit Facility, as amended.

First Amending Agreement to Credit Facility

In connection with the closing of Kolpa CPA, Versamet entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to US$60 million with a US$15 million accordion feature. The new Credit Facility included an updated maturity date of April 30, 2028 and an approximate 25 basis point reduction to the drawn interest spread.  Note that the Credit Facility was subsequently updated to the Upsized Credit Facility (as defined below).

Prepayment of CLA

On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of $26,084,680. Subsequently the CLA was fully repaid and terminated in accordance with its terms.

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding common shares on the basis of one (1) new Common Share for five (5) old Common Shares.

Rosh Pinah Stream and Santa Rita Royalty

On September 24, 2025 we closed a transaction with funds advised by Appian Capital Advisory LLP (collectively "Appian") to acquire a 90% silver stream on the Rosh Pinah mine in Namibia (the "Rosh Pinah Stream") and a 2.75% net smelter return royalty ("Santa Rita Royalty") on the Santa Rita nickel-copper mine in Brazil (the "Santa Rita Mine") for up-front cash consideration of US$125 million and contingent consideration of up to US$45 million upon certain milestones being achieved at the Santa Rita Mine. We funded the Rosh Pinah Stream and Santa Rita Royalty transactions through an amended and expanded US$180 million credit facility from the Bank of Montreal and National Bank of Canada (the "Upsized Credit Facility"). The Upsized Credit Facility is comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the Term Loan, which is a new US$80 million term loan which is repaid in quarterly installments of US$7.5 million commencing on March 31, 2026, with a final bullet payment at maturity on March 31, 2028.

Under the Rosh Pinah Stream agreement (the "RP Stream Agreement"), we are entitled to receive refined silver equal to 90% of payable silver from the Rosh Pinah Zinc mine. After a total of 3,100,000 ounces of silver have been delivered under the RP Stream Agreement, we will be entitled to receive 45% of payable silver for the remaining life of the mine. We will pay 10% of the spot silver price for each ounce delivered to the Rosh Pinah Stream. For an initial period, payable silver will based on the production of recovered zinc from the mine (the "Production Index") as follows: 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Rosh Pinah Stream; and 2,850 ounces of payable silver per million pounds of recovered zinc thereafter. The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Rosh Pinah Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable sliver production from the Rosh Pinah Zinc mine

The Santa Rita Royalty is an uncapped, life of mine royalty that covers 100% of the open pit and underground deposits, as well as the entirety of the operator's current land holdings in the area, representing an area of over 40,000 hectares.

Tether and Lundin Investment

On November 17, 2025, Tether Investments S.A. de C.V. (“Tether”) and the Lundin Family Trusts (“Lundin”), through its affiliate nemesia S.à.R.L., became new shareholders of Versamet. Tether acquired 11,827,273 Common Shares, and the Lundin acquired 11,827,272 Common Shares, each representing approximately 12.7% of our issued and outstanding Common Shares (the “Tether and Lundin Investment”). Of these Common Shares, 21,289,091 were transferred within, and remain subject to, the Escrow Agreement. Tether and Lundin acted independently in their respective acquisitions. The above share positions were acquired through the purchase of Royal Gold, Inc.’s (“Royal Gold”) entire holding of 23,654,545 Common Shares, which was acquired by Royal Gold through its acquisition of Sandstorm in October 2025.

In connection with the Tether and Lundin Investment, we entered into separate, standalone investor rights agreement with each of Tether and NEMESIA S.à.R.L. (the "2025 IRAs"). The following is a summary of the principal terms of the 2025 IRAs. This summary does not purport to be complete and is qualified in its entirety by reference to the 2025 IRAs. The term "investor", as such term is used in the summary of the 2025 IRAs below, refers to Tether and Lundin, as applicable.

Board Nomination

Unless the 2025 IRAs are terminated pursuant to their terms, which shall automatically occur on the date the investor's share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our Board. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Escrow Agreement

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction. In connection therewith, each of Tether and NEMESIA S.à.R.L. agreed to be bound by the Escrow Agreement.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

Piggyback Registration Rights

Provided the investor holds at least a 15% ownership of Versamet and subject to standard procedural matters, the investor has piggyback registration rights on prospectus offerings of our securities, except for fully underwritten offerings on a bought deal basis pursuant to which an underwriter has committed to purchase our securities pursuant to a "bought deal" letter prior to the filing of a prospectus or a prospectus supplement or a distribution pursuant to an overnight marketed offering.

B. Business Overview

Versamet's purpose is to provide capital to responsibly produce the resources our world needs to create prosperity, drive economic growth and build a better future. Our vision is to build the world's premier metals and mining investment. Our current portfolio of over 25 metals royalties, streams, and other interests is distinguished by its cash flow generation and growth. We expect to continue to prioritize precious metals, copper, and other diversified metals as our portfolio grows.

Versamet's competitive strategy is focused on five key elements: i) robust access to capital, ii) versatile investment mandate, iii) asset quality over quantity, iv) growth at pace, and v) strong relationships. Our vision and strategy reflect our belief that size/scale, asset/deal quality, access to capital through business cycles (including internally generated cash flow) and demonstrated ability to grow and repeatedly generate returns above the cost of capital are the key value drivers in the royalty and streaming business model.

Metals Royalty and Streaming Model

The royalty and streaming business model is a high-margin, scalable business model that is intended to provide our investors with commodity price exposure as well as upside from mine life extensions, expansion, optimization, and exploration success, but also mitigates the downside risk associated with operating, exploration and development cost inflation and risk as well as the operational risks associated with managing operating mines, projects, and mineral deposits compared to traditional mining companies.

A royalty is a non-dilutable, free carried interest in a mining property which provides payments to a royalty holder by an owner or an operator of a property. The payments are typically calculated based on a percentage of the gross revenue or net proceeds received by the owner of the underlying mineral properties upon the sale of commodities produced on the property. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement, but may also be subject to other deductions or charges.

A stream is a transaction pursuant to which, in exchange for an initial upfront payment, the stream holder is given the right to purchase a predetermined percentage of future commodity production generated from a mining operation, at a predetermined below-market price. Typically, the up-front payment is applied against future deliveries, together with the predetermined below-market price (which may be fixed or floating) as the commodities are delivered on an ongoing basis.

As a metals royalty and streaming company, Versamet effectively holds a diversified portfolio of exposures to multiple mines and mineral deposits, operators, jurisdictions and commodities.

According to McKinsey & Company, royalty and streaming as an alternative financing source has several advantages when viewed from a mining company's perspective. When compared to debt-based deals, royalty and streaming deals often have a longer payment period; have no fixed obligations in cash, so they present less risk during periods of lower prices; have limited restrictions on the use of cash; have no debt covenants to maintain; and share production and operational risks across the value chain. When compared to equity-based deals, royalty and streaming deals are less dilutive because streaming and royalties are applied to a single asset only; are advantageous when share prices are trading below net asset value; do not have changes in ownership and none are implied on the management team; and usually have no additional costs such as brokerage or market discount fees.1

We expect that the royalty and streaming segment will continue to grow given the significant capital required to maintain and grow the supply of mined raw materials the world demands. Wood Mackenzie Limited, a global provider of data and analytics for the energy transition, estimates that mining companies need to invest nearly US$1.7 trillion between 2020 and 2035 to help supply enough copper, nickel, zinc, steel, battery metals, and other materials needed to meet demand.2 For copper alone, Wood Mackenzie estimates that investment of more than US$23 billion per year will be required over the next 30 years to deliver the copper required to meet demand - a level of investment only previously seen for a limited period following the China-induced commodity super cycle of the previous decade.3 In a recent analysis of risks facing the mining and metals sector in 2025 published by EY,4 capital was identified as the number one risk, ranking ahead of environmental stewardship, geopolitics, and license to operate. The authors state that "tough financing and macroeconomic conditions are making it more difficult for miners to raise capital despite the growing need for critical minerals," and "exploration and greenfield projects are not receiving the investment required to head off supply deficits in many commodity markets." As a result, mining companies are "accessing a wider range of capital" from multiple sources. Alternative sources of financing, including royalty and stream financing, are becoming increasingly critical.

1 McKinsey & Company. (Apr 2021). Streaming and royalties in mining: Let the music play on.

2 Wood Mackenzie. (Dec 2020). Faster decarbonisation and mining: a crisis of confidence or capital?

3 Wood Mackenzie. (Oct 2022). Net zero scenario to require 9.7 Mt of new copper supply over next decade.

4 EY. (Oct 2024). Top 10 risks and opportunities for mining and metals companies in 2025.

EY. (Oct. 2024). Top 10 business risks and opportunities for mining and metals in 2025.

We believe that Versamet is well-positioned given its business model and strategy to benefit from increasing demand for mine financing via royalty, streaming and other arrangements as property owners, developers and operators are increasingly attracted to the lack of shareholder dilution associated with royalty, streaming and other arrangements compared to traditional equity financing and to the non-financial benefits that royalty and stream holders like Versamet are able to provide, including structural flexibility, partner-like alignment and sector experience and expertise.

We believe that Versamet's investors will be uniquely positioned to benefit from this secular growth of the royalty and streaming segment combined with expected growth in the demand for metals more broadly by virtue of Versamet's royalty and streaming business model combined with Versamet's differentiated strategy, portfolio, sponsorship, and leadership team.

Our Portfolio

Our current portfolio of over 25 assets is underpinned by a stable base of cash flow generating assets including our Greenstone, Kiaka, Mercedes, Blackwater, Kolpa, Rosh Pinah and Santa Rita assets, complemented by near-term free cash flow growth attributable to assets that are currently in construction such as our Toega asset. Our portfolio is distinguished by its cash flow generation and growth. Versamet's annual revenue for 2024 was approximately US$12 million from two cash flowing assets (Greenstone and Mercedes), equivalent to production of approximately 5,100 GEOs.5

5 Gold Equivalent Ounces for 2024 calculated by dividing total revenue of approximately US$12.0 million by the average realized gold price of US$2,376 per ounce.

Additionally, our portfolio has been designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds, and throughput expansions. Our portfolio is well balanced with approximately 76% of asset value6 associated with mines in the cash flowing stage of development. Our portfolio contains optionality via large-scale projects with approximately 55% of asset value associated with mines or projects that are being advanced by mining operators with a market capitalization of at least US$1 billion, including Equinox, WAF, Artemis Gold Inc. ("Artemis"), Glencore Canada Corporation ("Glencore"), HudBay Minerals Inc. ("HudBay") and Southern Copper Corp. ("SCC").7

Our commodity mix is currently tilted toward precious metals and copper assets (approximately 84% of asset value)8 with complementary exposure to other metals (approximately 16%). Versamet's forecasted revenue in 2026 is expected to be 63% attributable to gold, 16% attributable to silver, 12% attributable to copper, and 9% attributable to nickel and other metals. We expect to continue to prioritize precious metals, copper, and other diversified metals as the portfolio grows. Our portfolio is also well diversified from a geographical perspective with assets in over 10 different countries on six different continents.

STAGE OF DEVELOPMENT	PORTFOLIO BREAKDOWN

Cash Flowing	76%
In Construction	3%
Near-Term Development	9%
Long-Term Development	12%

COMMODITY	PORTFOLIO BREAKDOWN

Gold	42%
Silver	24%
Copper	18%
Other	16%

6 Asset value breakdown by stage based on book value of individual assets as a percentage of total book value of assets as of September 30, 2025. See following page for list of assets by stage.

7 Asset value breakdown by operator market capitalization based on book value of individual assets as a percentage of total book value of assets as of September 30, 2025. See following page for list of assets by operator. Market capitalization data from Capital IQ as of September 30, 2025. Non-public operators assumed to have market cap of less than US$1 billion.

8 Asset value breakdown by commodity mix is calculated as the commodity mix for each individual asset weighted by the book value for each asset, respectively, as of September 30, 2025. Commodity mix for each individual asset based on the price assumption for each commodity multiplied by the contained amount (in measured, indicated, and inferred resource categories taken together) of each commodity, respectively, as reported in the latest publicly available resource statement for each individual asset, respectively. Commodity price assumptions as follows: US$2,300/oz gold, US$27/oz silver, US$4.25/lb copper, US$1.20/lb zinc, US$0.95/lb lead, US$20/lb molybdenum.

OPERATOR MARKET CAP	PORTFOLIO BREAKDOWN

+US$10B Market Cap	8%
+US$1B Market Cap	47%
<US$1B Market Cap	44%

In the tables above and table below, our classification of properties in the cash flowing phase includes properties that are producing minerals or metals and are currently contributing to Versamet's revenue stream. Properties classified as in construction are currently in construction. We consider a property to be in the near-term development phase if it has completed feasibility or pre-feasibility development studies, completed or well-advanced permitting, completed or well-advanced construction financing and has a specific timeline to begin construction, typically expected within 1-2 years. Our classification of properties in the long-term development phase includes projects that range from the late stages of pre-construction development to the early stages of grassroots exploration.

The following table summarizes key information with respect to select assets in our portfolio, some assets of which are described in further detail below:

PROJECT	TERMS	METAL	LOCATION	PROJECT OWNER	STAGE

Greenstone	1.26% Stream [9]	Au	Canada	Equinox Gold Corp.	Cash Flowing
Kiaka	2.7% NSR [10]	Au	Burkina Faso	West African Resources	Cash Flowing
Mercedes	2.0% NSR	Au, Ag	Mexico	Bear Creek Mining Corp	Cash Flowing
Kolpa	95.8% Stream [11]	Cu	Peru	Endeavour Silver Corp.	Cash Flowing
Blackwater	0.21% NSR [12]	Au	Canada	Artemis Gold Inc.	Cash Flowing
Rosh Pinah	90% Stream [13]	Ag	Namibia	Appian Capital Advisory LLP	Cash Flowing
Santa Rita	2.75 NSR	Ni, Cu	Brazil	Appian Capital Advisory LLP	Cash Flowing
Toega	2.7% NSR [14]	Au	Burkina Faso	West African Resources, Limited	In Construction
Vittangi	1.0% NSR	Graphite	Sweden	Talga Group Ltd.	Near-Term Development
Cuiú Cuiú	1.5% NSR	Au	Brazil	Cabral Gold Inc.	Near-Term Development

9 Greater of i) 1.26% of monthly production at Greenstone Mine (100%), or ii) 350 koz Au, until 63,000 ounces Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery

10 2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au

11 Greater of i) 95.8% of produced copper and ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of copper delivered; 71.85% of produced copper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of spot price

12 0.21% net smelter returns royalty applicable to approximately 35-50%
of production (Versamet management estimate)

13 Stream decreases to 45% after 3.1 million ounces of silver have been delivered to the stream

14 2.7% NSR royalty (100% basis) until royalty payments total US$22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced

El Pilar	1.0% GRR [15]	Cu	Mexico	Southern Copper Corp.	Near-Term Development
Converse	1.0% NSR	Au	USA	Axcap Ventures Inc.	Long-Term Development
Hackett River	2.0% NSR	Zn, Ag, Cu, Pb, Au	Canada	Glencore Canada Corp.	Long-Term Development
Mason	0.4% NSR	Cu, Au, Mo, Ag	USA	Hudbay Minerals Inc.	Long-Term Development
Pilar	1.0% NSR	Au	Brazil	Pilar Gold Inc.	Long-Term Development
Prairie Creek	1.2% NSR	Zn, Pb, Ag	Canada	NorZinc Ltd.	Long-Term Development
Adi Dairo	1.0% NSR	Cu, Zn, Au	Ethiopia	Sun Peak Metals Corp.	Long-Term Development
Ajax	1.5% NSR	Cu, Au, Ag	Canada	KGHM / Abacus Mining & Exploration Co	Long-Term Development
Bobosso	1.0% NSR	Au	Cote d'Ivoire	Montage Gold Corp.	Long-Term Development
Del Norte	1.0% NSR	Au, Ag	Canada	Teuton Resources Corp.	Long-Term Development
Golden Sidewalk	2.0% NSR	Au	Canada	Prosper Gold Corp.	Long-Term Development
Midas	1.0% NSR	Au, Ag	Canada	Teuton Resources Corp.	Long-Term Development
Mocoa	2.0% NSR	Cu, Mo	Colombia	Copper Giant Resources Corp.	Long-Term Development
Nefasit	1.0% NSR	Cu, Zn, Au	Ethiopia	Sun Peak Metals Corp.	Long-Term Development
Pacaska	0.5% NSR	Au, Cu	Peru	Pucara Gold Ltd.	Long-Term Development
Primavera	1.5% NSR	Au, Cu	Nicaragua	Equinox Gold Corp.	Long-Term Development
Wiluna	2.0% NSR	Uranium	Australia	Toro Energy Ltd.	Long-Term Development
Zuun Mod	1.5% NSR	Mo, Cu	Mongolia	Erdene Resource Development Corp.	Long-Term Development

Greenstone Mine, Ontario, Canada

One of Versamet's flagship assets is the Greenstone Gold Interest on the Greenstone Mine which is owned 100% by Equinox (the "Greenstone Mine" or "Greenstone"). The Greenstone GPA entitles Versamet to monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price, until a maximum of 63,000 ounces have been delivered under the agreement. The delivery obligation commenced in November 2023. The gold deliverable under the Greenstone Gold Interest may be sourced from any of Equinox's operating mines. Under the Greenstone GPA, Equinox retains the Greenstone Buydown Option that gives Equinox the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of US$2,000.  See "Material Properties" for more information.

15 1.0% gross revenue royalty excludes first 85 Mlbs of payable copper production

Kiaka Project, Burkina Faso

Versamet holds a NSR royalty on the Kiaka project ("Kiaka" or "Kiaka Mine"), owned by WAF (85%) and the Burkina Faso government (15%). Under the terms of the royalty agreement, WAF pays to Versamet 2.7% of all gold produced from Kiaka (100% basis) until 2,500,000 ounces of gold have been produced and 0.45% on the next 1,500,000 ounces of gold production. See "Material Properties" for more information about the Kiaka Mine.

Foreign Operations/Interests

Versamet holds royalty interests in respect of mines and properties located outside of the jurisdiction of its incorporation, as well as outside of the United States. Foreign operations can be subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous people's interests, mine safety, and expropriation of property. Any changes in legislation or regulation are beyond Versamet's control. See "Risk Factors - Risks Related to Mining Operations - Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet".

Principal Markets

Versamet is a royalty and streaming company focused on the mining industry, with a diversified portfolio of royalty, stream, and other mineral interest agreements spanning multiple jurisdictions globally. Our portfolio includes royalty and streaming interests in North America, South America, Africa, Asia and Australia, with key assets located in countries such as Canada, Mexico, Burkina Faso, Brazil, Namibia, Sweden, and others. These jurisdictions represent the principal markets in which we conduct our business activities. Our portfolio is diversified by commodity exposure, including gold, silver, copper, and other base and precious metals.

As of the date hereof, our revenue has primarily been generated from royalty and streaming interests in producing properties located in Canada, Mexico, and Peru, being Greenstone, Mercedes, and Kolpa. In addition to these current revenue streams, several other properties in our portfolio, including assets in Canada, Burkina Faso, Brazil, Namibia,  and Sweden, have recently started or are nearing the cash flow stage as their operators advance development and production activities.

See "Investment Highlights - Cash flowing, gold-copper centric portfolio with large-scale optionality for a breakdown of our total revenues" for a more detailed breakdown of total revenues.

Regulation

Operators of the mines that are subject to our royalty and streaming interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Mexico, Brazil, Canada, Colombia, Burkina Faso, Sweden, Ethiopia, Cote d'Ivoire, Namibia, Nicaragua, Mongolia, and Peru where we hold royalty and streaming interests. Although we, as a royalty and streaming owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Our Strategy and Competitive Strengths

Versamet is engaged in the acquisition and management of royalties, streams, and similar interests in metals and mining operations globally. Since our inception in 2022, Versamet has assembled a high-quality, cash-generating portfolio anchored by assets operated by strong counterparties, with a focus on precious metals, copper, and other metals. Versamet's purpose is to provide scalable, partner-oriented capital that enables the responsible production of the metals that drive prosperity and economic growth.

Versamet's vision is to build the next premier mid-tier royalty and streaming company - technically driven, growth-focused, and built for long-term value creation. Versamet's strategy is centered on five key pillars: (i) robust access to capital across market cycles, including internally generated cash flow; (ii) disciplined focus on high-quality assets and counterparties; (iii) accretive growth through the addition of near-term cash flow; (iv) a versatile investment mandate across project stages and structures; and (v) deep sector relationships.

Versamet is purpose-built for scale, and its business model is designed to generate sustainable growth and consistent returns above the cost of capital. Versamet believes it is well-positioned to benefit from growing demand for alternative mine financing, as operators increasingly turn to royalties, streams, and similar structures for their non-dilutive nature, structural flexibility, and the strategic value-add of experienced partners like Versamet.

Robust access to capital: We believe that access to capital through business and commodity cycles (including internally generated cash flow) and demonstrated ability to grow and repeatedly generate returns above the cost of capital are interrelated and are key value drivers in the royalty and streaming business model. Our strategic focus on internal free cash flow generation combined with developing and maintaining access to multiple other sources and forms of capital provides Versamet with a differentiated ability to continue to pursue accretive, countercyclical investments through the full business cycle and to grow faster than would otherwise be possible. We believe our financial flexibility is a key differentiating factor and competitive advantage for Versamet relative to other emerging royalty and streaming companies.

Versatile investment mandate: Versamet is versatile. We prioritize generating strong risk-adjusted returns and benefitting from the return-enhancing benefits of diversification over adherence to a strict commodity mix and/or a dogmatic approach to structuring royalty, streaming and other agreements. We take pride in our ability to be flexible, thoughtful, and creative while seeking strong risk-adjusted returns in our investments. We intend to grow our portfolio through acquisitions and are actively pursuing acquisitions of precious metals and copper assets. Outside of our core focus on precious metals and copper assets, we will selectively consider opportunities across different commodities where we see appropriate risk-adjusted returns, particularly on metals (e.g., nickel and zinc) which have large, liquid markets, robust supply/demand fundamentals, price transparency, and exposure to compelling long-term global trends. We have a preference for mining-friendly jurisdictions and contracts with full, life-of-mine coverage, but will consider acquisitions of assets globally and/or in non-traditional royalty and stream structures where we see appropriate risk-adjusted returns, where the asset and counterparty quality justifies it, and where we can maintain a balanced, well-diversified portfolio overall. Our versatile investment mandate differentiates us from the majority of other royalty and streaming companies, increases the diversification of our portfolio, and enhances our ability to create shareholder value across a wide range of macroeconomic and commodity price environments.

Asset quality over quantity: We put a strong focus on investment in high quality mines and projects with capable operators and credible paths to production. We seek to invest in mines or projects that we believe will be producing mines within a reasonable time frame and we balance this focus with prudent investments in earlier stage opportunities to maintain a robust exploration and development pipeline. Regardless of stage of development, we place a premium on assets with reputable and well-funded mine operators, robust technical characteristics, long mine lives, and good potential for exploration and/or throughput expansion upside. We have a fundamental belief that prioritizing quality drives superior shareholder returns. We have strong in-house financial, technical, and legal diligence practices which help to identify quality and unlock value.

Growth at pace: We measure our actions and our overall performance on a per share basis. We aim to protect and create shareholder value by focusing on meaningfully sized acquisitions, maintaining a lean cost structure, and limiting shareholder dilution to the greatest extent possible. We are focused on acquisitions with a target size of US$50-$150 million, though we may occasionally make exceptions where we see outsized returns and/or strategic value in larger or smaller deals. We believe that we will create more shareholder value (as measured by free cash flow per Common Share and net present value per Common Share) by focusing our resources on large deals. We further believe that we will achieve our vision faster by focusing on large deals. Lastly, we believe that there is generally a positive correlation between deal size and asset/operator quality, so by focusing on large deals we are also focusing on higher quality deals which we expect will lead to superior value creation over time.

Strong Relationships: Versamet's rapid growth since its inception is a function of the depth and breadth of our team and our relationships. Our team is well-positioned to attract institutional investors and source accretive deals given its deep technical, financial, legal, capital markets, deal origination/execution and corporate experience. Versamet's strong and enduring relationships with key corporate shareholders including B2Gold, Equinox, Lundin, and Tether, represent a valuable and sustainable competitive advantage for Versamet. Versamet benefits from its relationship with these corporate shareholders by virtue of their deep industry experience, relationships, and technical expertise. These corporate shareholders also represent a potential source of deal flow in the future and the potential to work together on future acquisitions and accretive growth opportunities. Versamet believes that these relationships are a key competitive advantage as it relates to accessing capital, deal flow, and expertise.

Versamet seeks to become a financial partner of choice for the mining industry through adherence to its core values:

• Integrity, honesty and trust are the foundation of every relationship we build and maintain;

• Flexibility and agility for our people, partners and stakeholders;

• Respect for our people, stakeholders, community and environment; and

• Shared success among our people, partners and capital providers.

These values are fundamental to every aspect of our business including every transaction we enter into or relationship we have. We firmly believe that adherence to these core values will lead to stronger relationships, stronger reputation, and brand value, repeat business, and sustainable growth for our stakeholders over the long run.

Investment Highlights

Cash flowing, gold-copper centric portfolio with large-scale optionality

Our current portfolio of over 25 assets is underpinned by a stable base of cash flow generating interests including the Greenstone Mine, Kiaka, Mercedes, Blackwater,  Kolpa, Rosh Pinah and Santa Rita assets complemented by near-term free cash flow growth attributable to assets are currently in construction, such as our Toega asset. Our portfolio is distinguished by its cash flow generation and growth. Versamet's annual revenue for 2024 was approximately US$12 million from two cash flowing assets (Greenstone and Mercedes), equivalent to production of approximately 5,100 GEOs.16 This cash flow generation provides Versamet with a differentiated ability to continue to pursue accretive investments through the full business cycle and at a much faster pace than would otherwise be possible.

Additionally, our portfolio has been designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds, and throughput expansions. Our portfolio is well balanced with approximately 76% of asset value17 in our portfolio associated with mines in the cash flowing stage of development. Our portfolio contains optionality via large-scale projects with more than 55% of asset value associated with mines or projects that are being advanced by mining operators with a market capitalization of at least US$1 billion, including Equinox, WAF, Artemis, Glencore, HudBay and SCC.18

16 Gold Equivalent Ounces for 2024 calculated by dividing total revenue of approximately US$12.0 million by the average realized gold price of US$2,376 per ounce.

17 Asset value breakdown by stage based on book value of individual assets as a percentage of total book value of assets as of September 30, 2025. See page 48 for a list of assets by stage.

18 Asset value breakdown by operator market capitalization based on book value of individual assets as a percentage of total book value of assets as of September 30, 2025. See page 48 for list of assets by operator. Market capitalization data from Capital IQ as of September 30, 2025. Non-public operators assumed to have market cap of less than US$1 billion.

Our commodity mix is currently tilted toward precious metals and copper assets (approximately 84% of asset value)19 with complementary exposure to other metals (approximately 16%). Versamet's forecasted revenue in 2026 is expected to be 63% attributable to gold and 16% attributable to silver, and 12% attributable to copper. We expect to continue to prioritize precious metals, copper, and other diversified metals as the portfolio grows. Our portfolio is also well diversified from a geographical perspective with assets in over 10 different countries on six different continents.

Differentiated leadership team with proven track record of executing large scale acquisitions

Since inception in 2022, Versamet has closed over US$400 million worth of large-scale acquisitions[20] to grow the business. Our team possesses a unique mix of technical, operational, financial, legal, capital markets, deal origination/execution, senior leadership, governance, and risk management experience stemming from years of prior senior roles in operations, engineering, mergers & acquisitions, corporate finance, investment banking, legal, accounting, and investor relations/capital raising. Our management team and Board collectively represent a rare collection of deep executive level leadership and company building experience, including prior experience building and growing royalty and streaming companies. Several of our team members were instrumental in founding, growing and ultimately selling Maverix Metals Inc. (a precious metals-focused royalty and streaming company) to Triple Flag Precious Metals for over US$700 million. We believe our experience and time spent focused on the mining industry have allowed us to cultivate strong industry relationships, a global asset knowledge base and extensive experience in structuring mining sector financing transactions. We believe the combination of these factors will provide our team with the ability to continue to originate unique investment opportunities to drive accretive portfolio growth and shareholder returns. The Versamet team already has a proven track record of large-scale, accretive acquisitions and has demonstrated an ability to source deals and grow the portfolio.

Our people are the engine of value creation for Versamet and, we believe, a differentiating competitive advantage. Our team is focused on creating value by: i) sourcing and structuring new royalty, streaming and other growth opportunities including corporate M&A opportunities through our broad network of relationships across the mining, natural resource, and finance sectors; ii) managing risk and maximizing the value of new growth opportunities including corporate M&A opportunities through technical, financial, legal, and commercial diligence, all of which is done in-house with external assistance engaged as needed; iii) building and fostering strategic partnerships which can be a source of capital, deal flow, technical expertise, or partnership on large transactions, iv) guiding the Company through the currently volatile economic environment to ensure Versamet is positioned for success and growth in a variety of economic environments, and v) unlocking value and building scale through acquisitions, supporting organic growth from our current portfolio, growing our capital markets profile, and exploring potential consolidation opportunities with the right partners.

19 Asset value breakdown by commodity mix is calculated as the commodity mix for each individual asset weighted by the book value for each asset, respectively, as of September 30, 2025. Commodity mix for each individual asset based on the price assumption for each commodity multiplied by the contained amount (in measured, indicated, and inferred resource categories taken together) of each commodity, respectively, as reported in the latest publicly available resource statement for each individual asset, respectively. Commodity price assumptions as follows: US$3,100/oz gold, US$35/oz silver, US$4.40/lb copper, US$1.20/lb zinc, US$0.95/lb lead, US$20/lb molybdenum, US$8.00/lb nickel, US$18/lb cobalt;

Differentiated stable of corporate sponsors

Versamet has deliberately sought to create and foster strong and enduring partnerships to unlock access to capital, increase the flow of investment opportunities, and accelerate growth. We are proud of our strong relationships with several major shareholders including B2Gold, Lundin, Tether and Equinox. Through these and other future relationships and partnerships, we seek to continue to build strong partnerships and become a financial partner of choice for the mining industry through adherence to our core values of integrity, honesty and trust; flexibility and agility; respect; and shared success.

Building a better future at the core of our business

At Versamet, our purpose is to provide capital to responsibly produce the resources our world needs to create prosperity, drive economic growth and build a better future.

Our values are integral to the way we operate. We believe integrity, honesty and trust are the foundation of every relationship we build and maintain. We believe that providing flexibility and agility for our people, partners and stakeholders allows us to be more creative and competitive. We believe in respect for our people, stakeholders, community, and environment. We recognize that our long-term success relies upon the shared success of the mining companies with whom we have royalty, streaming or other agreements with (our "Mining Partners") and the communities in which our Mining Partners' projects (and our investments) are located. We consider responsible mining practices in all our investments and asset management decisions. And most importantly, we are dedicated to shared success for our people, partners, and capital providers.

Our people are the engine of value creation for Versamet and, we believe, a differentiating competitive advantage. At Versamet, we are committed to promoting health and safety, well-being, diversity and inclusion, and continuous improvement and development of our employee culture and skillset. We aim to be an equal opportunities employer, offering an attractive environment through promoting excellent learning opportunities and celebrating diversity.

Execution of our strategy in line with our purpose and values is enabled by clear, robust, and effective governance. Our Board has adopted formal Board, Chair and Chief Executive Officer mandates, a Global Code of Ethical Conduct (the "Code"), and various proposed committee charters and other policies, which are described in more detail in this Registration Statement and that set out the manner in which we intend to conduct ourselves as an organization.

Our team is strongly aligned with its shareholders through meaningful share ownership at the management level. Both management and the majority of the Board have consistently invested in previous financing rounds to ensure alignment with shareholders and equity ownership.

Metals royalty and streaming company with high-margin cash flows

Versamet's royalties, streams, and other interests represent a portfolio of high-margin cash flows diversified by operation, counterparty, jurisdiction, and commodity with no direct exposure to operating costs, sustaining capital expenditure, expansionary capital expenditure, or the operational risk associated with operating mines, projects, and mineral deposits. At the same time, our royalties, streams, and other interests typically maintain exposure to potential mine life extensions, exploration success, new mine builds, and throughput expansions.

Compared to exchange traded funds ("ETF") or exchange traded notes, commodity-based derivatives (e.g. futures, swaps), or equities of commodity-based companies, our royalty and other interests model offers a low cost and convenient method to gain commodity exposure. A royalty and streaming company also facilitates greater diversification than is typical for mining companies. Royalty and streaming companies generally hold a portfolio of assets (diversified by metal, mine, jurisdiction, and operator), whereas mining companies generally are dependent on only one or a few key mines.

	Versamet	Mining Companies	Commodities/ETFs
Commodity price exposure	X	X	X
No direct operating cost exposure	X		X
No direct capital cost exposure	X		X
No exploration expenses	X		X
No environmental and closure liabilities	X		X
No mining operations management	X		X
Low single operation concentration	X		X
Throughput expansion upside	X	X
Mine life extension upside	X	X
Exploration success upside	X	X
New mine build upside	X	X

We believe the royalty and streaming model is the best way to gain exposure to metal commodities. An investment in Versamet offers the benefits of the royalty and streaming model combined with a portfolio, executive team, corporate sponsors, and growth strategy that we believe will deliver strong shareholder returns.

C. Organizational Structure

We have no subsidiaries.

D. Property, Plants and Equipment

As we are not the operator and generally not the owner of the properties underlying our royalty and streaming interests, we have limited or no access to related exploration, development or operational data or to the properties underlying our royalty and streaming interests. As such, the disclosure herein is based on information publicly disclosed by the owners and operators of such properties. Although we do not have any knowledge that such information may be inaccurate, there can be no assurance that such third-party information is complete or accurate.

For the purposes of SK1300, we currently consider our royalty interest on the Greenstone Mine and our royalty interest on the Kiaka Mine to be our only material properties. SK1300 requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed "technical report summary" from a qualified person with respect to each material mining property; and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. Because our assets are comprised of royalty and similar interests, for the purposes of this Registration Statement, we have relied on Item 1302(b)(3)(ii) of SK1300 and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we requested such technical report summary from the operators of the projects underlying our material royalty interests and were denied the request.

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty and streaming interests as of the date hereof:

SUMMARY DISCLOSURE

The table below classifies projects based upon the definitions set forth in SK1300, utilizing the following classifications:

• Production Stage Property - is a property with material extraction of mineral reserves disclosed pursuant to SK1300.

• Development Stage Property - is a property that has mineral reserves disclosed pursuant to SK1300, but no material extraction.

• Exploration Stage Property - is a property that has no mineral reserves disclosed compliant with SK1300.

Readers are advised that the SK1300 classifications used herein may not be comparable to those utilized by issuers under applicable Canadian and other international requirements or those used in our disclosures prepared under applicable Canadian securities laws or under other international jurisdictions, such as JORC.

Access to Information

Versamet does not own or operate the assets and does not have access to information outside of what is publicly disclosed by Equinox and provided to Versamet to calculate monthly gold deliveries. Some items that Versamet lacks access include daily, weekly, monthly operational data, internal reports and estimates, drill hole and assay data bases, topographic surveys, detailed cost reporting, permitting discussions, mineral resource and mineral reserve estimates that are compliant with SK1300, regulatory activities, production forecasts and others. We are unable to obtain such information from the operators of the projects underlying our material royalty interests as they will not comply with the request or obtaining such information would result in an unreasonable burden or expense.

Accordingly, the summary property disclosures contained herein are provided in accordance with Sections 1303(a)(3) of SK1300 which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

The following table sets forth summary information regarding our portfolio of royalty and streaming interest:

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities
Greenstone (Au)	Equinox Gold Corp. (Canada)[1]	1.26% Stream	Exploration Stage	Open pit mine, mesothermal deposit, mineralization in quartz-iron carbonate veins, irregular masses of gold-bearing pyrite and arsenopyrite in iron formations, feldspar rich porphyry and thin, irregular veinlets of iron sulphide.	Dedicated gold processing plant
Kiaka (Au)	West African Resources (Burkina Faso)	2.7% NSR[4]	Exploration Stage	Open pit mine, mineralization in disseminated and vein styles.	Dedicated gold processing plant
Mercedes (Au, Ag)	Bear Creek Mining Corp. (Mexico)	2.0% NSR	Exploration Stage	Underground mine, epithermal deposit, mineralization in zones of veins, stockwork and breccias.	Dedicated gold and silver processing plant
Kolpa (Cu)	Endeavour Silver Corp. (Peru)[2]	95.8% Stream	Exploration Stage	Underground and open pit mine, epithermal deposit, mineralization in multiple veins comprised of pyrite, sphalerite, galena, argentiferous galena, chalcopyrite and gray coppers.	Dedicated polymetallic processing plant
Blackwater (Au)	Artemis Gold Inc. (Canada)	0.21% NSR[3]	Exploration Stage	Open pit mine, epithermal deposit, mineralization in stockwork-veined and disseminated sulphides.	Dedicated gold processing plant
Toega (Au)	West African Resources Limited (Burkina Faso)[5]	2.7% NSR	Exploration Stage	Mineralization in sulphide, quartz veins, planned as an open pit mine.	Satellite deposit to Sanbrado, which has dedicated gold processing plant
Rosh Pinah (Ag, Zn, Pb)	Appian Capital Advisory (Namibia)	90% Stream	Exploration Stage	Underground mine, sedimentary exhalative, volcanogenic massive sulphide deposit	Dedicated processing plant
Santa Rita (Ni, Cu, Co, PGMs)	Appian (Brazil)	2.75% NSR	Exploration Stage	Open pit mine with potential UG mine life extension. Magmatic nickel sulphide deposit.	Dedicated processing plant

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities
Vittangi (Graphite)	Talga Group Ltd. (Sweden)	1.0% NSR	Exploration Stage	Mineralization in sub-vertical, lithologically continuous units of fine-grained graphite, planned as an open pit mine.	None, requires construction
Converse (Au, Ag)	Waterton Global Resource Management (USA)	1.0% NSR	Exploration Stage	Mineralization occurs as skarn deposits and disseminated. Planned as an open pit mine.	None, requires construction
Cuiu Cuiu (Au)	Cabral Gold Inc. (Brazil)	1.5% NSR	Exploration Stage	Mineralization in stockwork/sheeted veinlet systems within altered shear zones. Planned as an open pi mine.	None, requires construction
El Pilar (Cu)	Southern Copper Corp. (Mexico)[6]	1.0% GRR	Development Stage	Copper oxide mineralization, proposed open pit mine.	None, requires construction
Hackett River (Zn, Ag, Cu, Pb, Au)	Glencore Canada Corp. (Canada)	2.0% NSR	Exploration Stage	Sulphide mineralization occurs in tabular semi-massive to massive lenses. Planned as an open pit mine.	None, requires construction
Mason (Cu, Au, Mo, Ag)	Hudbay Minerals Inc. (USA)	0.4% NSR	Exploration Stage	Large tonnage copper-molybdenum porphyry. Planned as an open pit mine.	None, requires construction
Pilar (Au)	Pilar Gold Inc. (Brazil)	1.0% NSR	Exploration Stage	Mineralization in narrow fault and fill veins, underground mine.	Dedicated gold processing plant in care and maintenance
Prairie Creek (Zn, Pb, Ag)	NorZinc Ltd. (Canada)	1.2% NSR	Exploration Stage	Mineralization primarily in quartz veins, along with stratabound and stockwork. Planned as an open pit mine.	None, requires construction
Adi Dairo (Cu, Zn, Au)	Sun Peak Metals Corp. (Ethiopia)	1.0% NSR	Exploration Stage	Potential VMS deposits	None, requires construction
Ajax (Cu, Au, Ag)	KGHM/Abacus Mining & Exploration Co (Canada)	1.5% NSR	Exploration Stage	Potential copper-gold porphyry	None, requires construction
Bobosso (Au)	Montage Gold Corp. (Cote d'Ivoire)	1.0% NSR	Exploration Stage	Potential orogenic gold	None, requires construction
Del Norte (Au, Ag)	Teuton Resources Corp. (Canada)	1.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction
Golden Sidewalk (Au)	Prosper Gold Corp. (Canada)	2.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction
Midas (Au, Ag)	Teuton Resources Corp. (Canada)	1.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities
Mocoa (Cu, Mo)	Libero Copper (Colombia)	2.0% NSR	Exploration Stage	Large scale copper porphyry	None, requires construction
Nefasit (Cu, Zn, Au)	Sun Peak Metals Corp. (Ethiopia)	1.0% NSR	Exploration Stage	Potential VMS gossans	None, requires construction
Pacaska (Au, Cu)	Pucara Gold Ltd. (Peru)	0.5% NSR	Exploration Stage	Potential gold-copper porphyry	None, requires construction
Primavera (Au, Cu)	Calibre Mining Corp. (Nicaragua)	1.5% NSR	Exploration Stage	Gold-copper porphyry	None, requires construction
Wiluna (Uranium)	Toro Energy Ltd. (Australia)	2.0% NSR	Exploration Stage	Potential uranium oxide mineralization	None, requires construction
Zuun Mod (Mo, Cu)	Erdene Resource Development Corp. (Mongolia)	1.5% NSR	Exploration Stage	Large scale moly porphyry	None, requires construction

Notes:

(1) Greater of (i) 1.26% of monthly production at Greenstone Mine (100%); or (ii) 350 koz AU, until 63,000 Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery.

(2) Greater of (i) 95.8% of produced copper and (ii) 0.03 tonnes of cooper per tonne of produced lead until 6,000 tonnes of cooper delivered; 71.85% of produced cooper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of spot price.

(3) 0.21% net smelter returns royalty applicable to approximately 35-50% of production (Versamet management estimate).

(4) 2.7% NSR royalty (100% basis) until royalty payments total US$22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced.

(5) 2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au.

(6) 1.0% gross revenue royalty excluded first 85 of payable copper production.

Title, Mineral Rights, Leases or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our royalty and streaming interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. We have an indeterminable number of acres relating to our royalty and streaming interests because our interests do not always cover 100% of each property. See " - Material Property", below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

Key Permit Conditions

Operators of the mines that are subject to our royalty and streaming interests must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the countries where we hold interests. Although we, as a royalty or streaming interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties against the operators, which could have a material adverse effect on our results of operations and financial condition.

In general, we have no decision-making authority regarding the development or operation of the mineral properties underlying our royalty and streaming interests. Operators make all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations.

Mineral Resources and Mineral Reserves

Certain of the owners and operators of the projects underlying our interests have prepared and disclosed mineral resources and mineral reserve estimates which have been estimated with the CIM Definition Standards and NI 43-101 and JORC. In certain cases, SK1300 allows disclosure of such mineral resources and mineral reserves only where we or the owner or operator have prepared and filed a SK1300 technical report summary with the SEC.

Section 1303(a)(3) of SK1300 provides that a registrant with a stream, royalty or other similar right may omit certain information required by the summary disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense. As a result of the relief provided to royalty holders under SK1300, the disclosure contained herein does not include estimates of mineral resources or mineral reserves that have been prepared by the owners and operators of the projects underlying our interests, where such estimates are not contained in an SK1300 technical report summary.

There is only one project that has a publicly available SK1300 technical report summary, which is presented below:

SK1300 Mineral Resource and Reserve Estimate for the El Pilar project in Sonora, Mexico, owned by Southern Copper Corp.

MATERIAL PROPERTIES

The following is a description of our royalty interests on portions of the Greenstone Mine and Kiaka Mine.

Certain information regarding the Greenstone Mine and Kiaka Mine as contemplated under the SK1300 has not been included herein on the basis that it is unavailable to us in our capacity as a royalty holder on the applicable properties and that obtaining such information would result in an unreasonable burden and expense. Such excluded information includes: (a) mineral resources and mineral reserves estimates disclosed in accordance with SK1300, including material assumptions relating to modifying factors; (b) the total cost for or book value of the underlying property and its associated plant and equipment; and (c) descriptions of significant encumbrances on the property.

GREENSTONE MINE TECHNICAL INFORMATION

One of Versamet's flagship assets is the Greenstone Gold Interest "Greenstone GPA" on the Greenstone Mine which is owned 100% by Equinox (the "Greenstone Mine" or "Greenstone"). The Greenstone GPA entitles Versamet to monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price, until a maximum of 63,000 ounces have been delivered under the agreement. The delivery obligation commenced in November 2023. The gold deliverable under the Greenstone Gold Interest may be sourced from any of Equinox's operating mines. Under the Greenstone GPA, Equinox retains the Greenstone Buydown Option that gives Equinox the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of US$2,000. As of the end of September 30, 2025, Versamet has received 8,050 ounces, with 54,950 ounces outstanding for delivery.

Sources of Information

The following information is sourced from Equinox's disclosure filed under Equinox's SEDAR+ profile, including, but not limited to the 2024 Annual Information Form and the Greenstone 2024 NI 43-101 Technical Report.

Versamet does not own or operate the asset and does not have access to information outside of what is publicly disclosed by Equinox and provided to Versamet to calculate monthly gold deliveries. Some items that Versamet lacks access include daily, weekly, monthly operational data, internal reports and estimates, drill hole and assay data bases, topographic surveys, detailed cost reporting, permitting discussions, regulatory activities, production forecasts and others.

Location

The Greenstone Mine is approximately 275 km northeast of Thunder Bay, Ontario, and approximately 4km south of the town of Geraldton, Ontario. Thunder Bay has a population of around 110,000 and provides support services, equipment and skilled labor for mineral exploration and the mining industry. Rail, national highway, port and international airport services are also available in Thunder Bay, with the national highway and rail passing near the Greenstone Mine. Geraldton has a population of approximately 1,900 and provides support services such as food and lodging. The approximate coordinates of the geographic centre of the Greenstone Mine's deposit areas are 49°40'47"N and 86°56'32"W (UTM Zone 16N coordinates: 504175.9E and 5503024N; NAD 83).

Property Description

The Greenstone property (the "Greenstone Property") is located in Ontario's Thunder Bay Mining Division. The Greenstone Mine, formerly known as the Hardrock project, includes three blocks of claims known as the Hardrock, Brookbank and Viper areas, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Foxear targets. The Greenstone Mine is in the southeast portion of the Hardrock claim group.

The Greenstone Mine consists of a contiguous block of cell claims, patented claims, mining leases and licences of occupation, covering 39,072.1 ha, of which 15,862.7 ha relates to Greenstone Mine claims. All claims, leases and licences of occupation are beneficially held by Greenstone Gold Mines GP Inc. ("GGM"), subject to terms under several agreements. A leasehold patent of mining rights, surface rights, or both mining rights and surface rights, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments. The Greenstone Mine is accessible year-round via paved roads from Geraldton or Highway 11.

Royalties and Streams

The following royalties are in effect on some of the properties:

• Essar Steel Algoma Inc. (2% NSR royalty);

• Griffin Mining Limited (1% NSR);

• Franco-Nevada (3% NSR);

• Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% Net Profit Interest);

• Placer Dome Inc. (2.25% NSR / Key Lake Exploration 2% NSR);

• Unique Broadband Systems (3% NSR); and

• Argonaut Gold Inc. (3% NSR).

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Greenstone Mine area. The lease, LEA-109765, is subject to renewal in 2039.  In December 2016, GGM acquired the surface rights for the patented claims in Errington and Ashmore townships - TB 10604 to TB 10608, TB 11879, TB 11885, TB 11886, and TB 11888.

On May 13, 2024, Equinox announced that Equinox had completed its acquisition of the remaining 40% of GGM from certain funds managed by Orion Mine Finance LP, giving Equinox 100% ownership of GGM and the Greenstone Mine (the "Greenstone Acquisition").

As part of the Greenstone Acquisition, Equinox assumed obligations under a stream agreement with Nomad Royalty Company Ltd., dated October 28, 2021, as amended ("Stream Agreement"). Under the Stream Agreement, Equinox is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until Equinox has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, Equinox will receive consideration equal to 20% of the spot gold price at the time of delivery.

History and Exploration

There are several past producing gold mines on the Greenstone Property, including the Hardrock, MacLeod-Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines which operated between 1934 to 1970.

In 2007, Premier Gold Mines Limited ("Premier") began assembling the current property. The results of 1,629 drill holes were included in the 2016 feasibility study. A detailed chronological summary of the historical post-production work carried out on these mines since Premier's acquisition is provided in Table 1.

Table 1: Summary of Post-Production Exploration Activity since Acquisition by Premier

Year	Company	Activity	Comments(1)
2009	Premier Gold Mines Limited	Diamond drilling (346 DDH = 91,802 m); overburden stripping with power washing, mapping and sampling	Diamond drilling program focused on the North Iron Formation area, Porphyry Hill area and East Pit Area; two areas were stripped (GP Zone and TAZ Zone)
2010	Premier Gold Mines Limited	Diamond drilling (279 DDH = 114,611 m); overburden stripping with power washing, mapping, and sampling; regional prospecting program	Three areas were stripped (East MacLeod, Headframe, and Portal Zones); diamond drilling focused on the same area as in 2009; main zones drilled were North, F, SP, NN, and K Discovery of the F2 and Z zones; new MRE and a supporting NI 43-101 technical report

Year	Company	Activity	Comments(1)
2011	Premier Gold Mines Limited	Diamond drilling (204 DDH = 107,413 m)	Diamond drilling program resulting in the expansion of the SP, F, P and K zones; discovery of the Tenacity South Zone; updated MRE and a supporting NI 43-101 technical report
2012	Premier Gold Mines Limited	Diamond drilling (125 DDH = 68,549 m)	Diamond drilling program focused on the Fortune, HGN and P Zones; updated MRE and supporting NI 43-101 technical report
2012/13	Premier Gold Mines Limited	Diamond drilling (153 DDH = 72,776.4 m) (from Oct. 31, 2012 to Aug. 9, 2013) (144 DDH = 66,606.7 m) (from Aug. 10, 2013, to Dec. 31, 2013)	Updated MRE and supporting NI 43-101 technical report
2014	Premier Gold Mines Limited	Preliminary economic assessment	Using the consistent gold price of $1,250/oz and an exchange rate of CAD/USD 1.00:0.95, the Hardrock project generates an NPV of C$518.70 million (discounted at 5%) and an IRR of 23.02% before taxes; and C$358.97 million (discounted at 5%) and an IRR of 19.02% after taxes.
2014	Premier Gold Mines Limited	38 DDH = 12,653,6 m) (from Jan. 01, 2014 to May 26, 2014)	Updated MRE and supporting NI 43-101 Technical Report
2015	Premier Gold Mines Limited	New NI 43-101 technical report	Formation of a 50/50 Partnership
2016	Premier Gold Mines Limited	Updated MRE and supporting NI 43-101 technical report	Feasibility Study
2018	Premier Gold Mines Limited	Updated MRE (not published)	RC Drilling 405 holes = 19,995 m, blasthole drilling 62 holes = 535 m
2019	Premier Gold Mines Limited	Resource update and project design work	Drilling 76 RC holes = 5,946 m, 54 DDH = 12,108 m
2022	Greenstone Gold Mines GP Inc.	RCGC Drilling 67 holes = 4,189 m, 56 DDH = 15,421 m	Internal Resource update (not published)
2023	Greenstone Gold Mines GP Inc.	As and S reviewed and creation of updated block models for these 2 attributes	Internal Block Models Updates (not published)
Sep 2022 to Jun 2024	Greenstone Gold Mines GP Inc.	RCGC: drilling 496 holes = 28,002 m	Data not used for the 2024 Mineral Resource update.
2024	Greenstone Gold Mines GP Inc.	Update gold prices, optimisation parameters and resource shells	Updated MRE and NI 43-101 Technical Report

(1) Unless specifically indicated as reported in a NI 43-101 technical report, all "resources" listed in the table are historical in nature and should not be relied upon. It is unlikely they conform to current SK1300, NI 43-101 criteria or to CIM Definition Standards for Mineral Resources and Mineral Reserves dated May 19, 2014 (the "CIM Definitions"), and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.

Geological Setting, Mineralization and Deposit Types

Geology

The Greenstone Mine lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior Craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.

The Hardrock property is located within the Beardmore-Geraldton Greenstone Belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield-Tombill Deformation Zone is marked by the Bankfield-Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide BIF and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod-Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

Gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod-Cockshutt Mines.

Mineralization

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 m to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.

The interpretation of the mineralized zones by GMS is based on a litho-structural model developed by InnovExplo, but greatly simplifies the domains. As compared to the 2016 feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher-grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain is characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the "main" anticline (Hardrock Anticline) and preferentially within both BIFs.

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP Zone. The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

Deposit Types

The gold ore bodies at the Greenstone Mine are one of the type examples for BIF-hosted gold deposits. The Greenstone Mine recognizes and presents the following subtypes: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.

Drilling

Over 2,778 drill holes of various core sizes have been drilled since 1987, with 2,516 holes existing in the drill hole data base, with a total length of 770,893m and 492,110 assays.

Sampling, Analysis and Data Verification

Laboratories

The Geraldton facility belonging to Activation Laboratories Ltd ("Actlabs Geraldton") was used for the entire drilling and channelling programs. Actlabs Geraldton has received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton was an independent commercial laboratory. GGM purchased the Geraldton facility from Actlabs Geraldton in March 2024 and has been operating it since.

All re-assaying of batches (pulps) was undertaken at Australian Laboratory Services ("ALS") - Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.

Quality Control Sample Preparation by GGM

All QA/QC samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core-cutting facilities places one half of the ticket into a bag with the sample and staples the other half to the box. One half of each QC sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of QC samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel deliver the bags to Actlabs Geraldton; no third party is involved in transportation.

Samples selected for analysis are sent in batches of 34. Each purchase order covers one batch of 34 samples, consisting of:

• 30 regular samples

• 1 field duplicate sample

• 1 field blank

• 1 CRM with a low gold value

• 1 CRM with a high gold value

As a QC check, Actlabs Geraldton adds a 35th sample to every field batch received - a coarse duplicate of the last regular sample (i.e. the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Geraldton adds seven more QC samples (two analytical blanks, two CRMs and three pulp duplicates), bringing the fusible batch to 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.

At Actlabs Geraldton, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.

Data Verification

A new drilling database export was supplied to GMS on March 23, 2022. The previous database used by GMS was a patchwork of the original 2016 drilling database along with two subsequent drilling campaigns (separated into RC and DDH databases) which became cumbersome and difficult to work with. QC results were reviewed pertaining to the winter 2021-2022 drilling campaign with GGM geologists on site; no material issues were found. Any QC failures resulted in the reanalysis of the batch according to the GGM internal QC protocols.

Mineral Processing and Metallurgical Testing

The process design criteria have been established based on test work results, GGM and vendor recommendations or requirements and industry practices.

Between 2011 and 2013, mineralogy, grindability, and gold recovery test work was performed by SGS Lakefield Research Limited ("SGS Lakefield") and McClelland Laboratories Inc. ("McClelland"). The SGS Lakefield test work showed that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite; gold occurs mainly as native gold; the ore is in the category of medium hardness to moderately hard; a portion of the gold can be recovered by gravity concentration; and gold can be recovered to a bulk flotation concentrate. The subsequent McClelland test work showed that gold recovery increased with finer grind size and was unaffected by cyanide concentration.

During the March 2014 preliminary economic assessment and 2016 feasibility study, additional test work was carried out by SGS Lakefield, JKTech Pty Ltd. and FLSmidth. Primarily, HPGR tests confirmed the ore amenability for high-pressure grinding, and facilitated equipment selection and operating cost estimation. Grindability, head grade determination, mineralogy, magnetic separation, gravity recovery, flotation, cyanidation, cyanide destruction, solid-liquid separation, and other tests were completed. Additional thickening and rheology test work was carried out to determine the sizing and operating parameters of a pre-leach thickener.

The HPGR testing program included laboratory-scale tests to determine the amenability of the ore to HPGR milling and yield preliminary sizing data; abrasion tests to predict the service life of the rolls; and a large-scale pilot-plant test to size the equipment. Bond grindability testing was performed to evaluate the Ball Work Index reduction of the HPGR product compared to the feed. A detailed comminution trade off study recommended two-stage crushing followed by HPGR and ball milling over crushing followed by semi-autogenous milling and ball milling, to reduce throughput risk and increase energy efficiency.

In the detailed engineering phase, additional leach test work was carried out on near-surface samples from the 2018 drilling campaign to characterize gold recovery, oxygen consumption, solid-liquid separation, and rheology.

A multivariate linear regression analysis was used to estimate gold recovery based on ore grade and mineralogical composition. The results of the cyanidation tests conducted on composites were used as the basis for the analysis. The residual gold grade from the cyanidation test work was found to be highly correlated to the gold, arsenic, and sulphur head sample grades, and somewhat less on grind size. The gold recovery process consists of a crushing circuit (gyratory and cone), a grinding circuit (HPGR and ball mill), pre-leach thickening and cyanide leaching, a CIP circuit, carbon elution and regeneration, electrowinning and gold refining, cyanide destruction and tailings disposal. The plant is designed to operate at a throughput of 27,000 t/d. The process operation schedule is 24 hours per day, 365 days per year, with an overall availability of 92%.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

Mineral Resources have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of mineral resources is omitted as per Section 1304(a)(2) of SK1300.

Mineral Reserve Estimate

Mineral Reserves have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of mineral reserves is omitted as per Section 1304(a)(2) of SK1300.

Mining Operations

Mining is being carried out using conventional open pit techniques with 10 m benches. An Owner-mined operation is in place, with hydraulic shovels and mining trucks, including outsourcing of certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and down-the-hole drilling capability. Blastholes are loaded with bulk emulsion. The majority of the loading in the pit is carried out by two 29 m3 hydraulic face shovels, one 15m3 hydraulic excavator, and one 30 m3 front-end wheel loader. Haulage is performed with a combination of 224-tonne (Caterpillar 793-08) and 216-tonne (Caterpillar 793F) mine haul trucks. The presence of historical underground stopes was considered when designing the pit, mainly for the voids in the F Zone. Most of the other underground openings are backfilled with sand fill or rock fill.

Mining of the Hardrock pit will occur in five main phases. Waste rock will be disposed of in four distinct waste dumps with three located around the pit and one further to the south. The open pit generates 788.6 Mt of overburden and waste rock (inclusive of historical tailings and underground backfill) over the LOM for an average LOM strip ratio of 5.5:1.

The LOM plan provides 15 years of mine production (from the third quarter of 2024 to the second quarter of 2039). Annual mine material movement peaks at 72 Mt in 2025 and is maintained for 10 years until 2034.  Material movement gradually declines from 2035 until the end of the mine life in 2039.  The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which is achieved in 2025 and is sustained until 2038.

Processing and Recovery Operations

The plant is expected to ramp up to the nameplate capacity of 27,000 t/d. The grinding circuit includes an HPGR, two identical ball mills and two identical gravity concentrators. The mill operation schedule is 24 h/d, 365 d/a with an overall availability of 92%. Crushing plant and processing plant equipment design factors allow for a margin of error in the sizing of the equipment. The key general process design criteria are presented in Table 4.

Table 4: Key General Process Design Criteria

Parameter	Units	Value
Throughput - Design	t/a	9,855,000
Throughput - Design	t/d	27,000
Throughput - Design	t/h	1,223
Design Grind Size (P80)	µm	90
Crusher Utilization	%	67
Process Plant Availability	%	92
Operating Time	d/a	365
Operating Time - Concentrator	h/d	24
Au Feed Grade - Average	g/t	1.34
Au Feed Grade - Design	g/t	2.10
Ore Moisture	%	3.0
Ore Specific Gravity	-	2.81
Gold Recovery	%	91.0
Elution Vessel Capacity	t	10
Crushing Plant Equipment Design Factor	%	20
Process Plant Equipment Design Factor	%	10

The gold recovery process for the Greenstone Mine consists of a crushing circuit (primary gyratory and secondary cone); an HPGR and ball mill grinding circuit with gravity recovery; pre-leach thickening; cyanide leaching, CIP adsorption; elution and regeneration; electrowinning and refining; cyanide destruction; and tailings deposition.

The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The water management system covers all the fresh, reclaim, process, potable, fire and gland-water storage and pumping. An on-site sewage treatment plant processes domestic wastewater, discharging to the environment. Tailings reclaim and collected contact water will be used for process water, with excess contact water treated and discharged to the environment.

Infrastructure, Permitting and Compliance Activities

Infrastructure

General

The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Greenstone Mine is near the Trans-Canada Highway 11, TransCanada PipeLines Limited Canadian Mainline ("TCPL Mainline") natural gas pipeline, a Hydro One electrical substation, and the town of Geraldton hosts a municipal airport, which has a 1,500 m runway capable of accommodating small charter aircraft. Geraldton has its own potable water treatment system and water distribution network.

The general infrastructure to support mining and processing activities includes:

• Site access and haul roads

• Workshop and maintenance facility

• Warehousing for spare parts and reagents

• Administration building, including a dry facility, gatehouse and parking area

• Explosive reagent storage

• Fuel storage and distribution

• Recycling and sorting facility

• Potable water and sewage systems

• Fire water systems

• Site security and fencing.

A length of Trans-Canada Highway 11, a Hydro One 115 kV station, and a Ministry of Transportation Ontario patrol station were relocated to allow development of the Mine. Existing infrastructure within the footprint of the property limits that will need to be relocated in the future includes:

• Ontario Provincial Police Station

• Historical MacLeod and Hardrock tailings (portions covering the open pit mine).

The existing Hydro One grid is insufficient for powering the processing facilities and associated infrastructure. A 65 MW natural gas-fired power plant was constructed, with a designed capacity of 46.5 MW, which includes a pipeline originating from the existing TCPL Mainline pipeline directly to the site power plant.

Water Management

Two types of effluents will be generated during Greenstone Mine activities: mine effluent and sanitary effluent. The water quality standards applicable to mine effluent are defined in the applicable ECA and MDMER Effluent Criteria. The ECAs identify discharge locations and quality criteria for both mine and sanitary effluents discharging to the Southwest Arm of Kenogamisis Lake which are protective of the receiving environment. The effluent criteria meet and exceed MDMER criteria at the end of the pipe and the Provincial Water Quality Objectives for parameters are met within a small mixing zone in the receiving waterbody.

Collected mine water, surface runoff water and underground workings water will be directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical Macleod tailings. Surface water runoff from the exterior of the tailings management facility (the "TMF") dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive approximately 145 million tonnes (Mt) of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical tailings and contaminated soils being relocated from the open pit area.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams will be constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023. The first (Stage 1) dam raise will be completed in 2024 to a crest elevation of 344 m, and the planned ultimate crest elevation will be 365 m.

Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating. This amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage potential for the tailings.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach will displace the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located near the north side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

Closure of the TMF involves lowering of the spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

Permitting and Compliance

Environmental baseline studies were conducted for the Greenstone Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Greenstone Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Mine.

A final EIS/EA was completed and a Notice of Approval was issued by the provincial regulatory agency and a Decision Statement was issued by the federal regulatory agency. GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial closure plan, GGM has filed two amendments, one in December 2023 and another in August 2024 to account for detailed design and to address measures implemented to mitigate erosion of the Goldfield Creek diversion channel.

The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Greenstone Mine components, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Greenstone Mine planning, permitting, and detailed engineering and will continue through operation and closure of the Greenstone Mine.

GGM has established Long Term Relationship Agreements with five local Indigenous communities. The agreements establish increased clarity regarding GGM's ability to develop the Greenstone Mine and the Indigenous communities' opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Mine.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee ("IC"). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM.

The Environmental Sub-Committee ("EAS") reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Mitigation & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Technicians from Aroland First Nation, Animbiigoo Zaagi'igan Anishinaabek, Ginoogaming First Nation, Long Lake #58 First Nation, and Métis Nation of Ontario actively participate in the daily operation of the GGM Environmental Department.

Exploration, Development, and Production

Exploration

GGM did not undertake any significant exploration work in 2024 and there are no plans to undertake any exploration work in 2025.

Development

In October 2021, Equinox announced groundbreaking for full-scale construction of Greenstone with a construction budget of $1.255 million (100% basis) (at a rate of USD:CAD 1.25). Construction was funded on a pro rata basis with Equinox funding 60% and Orion Resource Partners funding 40%.

At December 31, 2023, $1.210 million (99%) of the $1.225 million construction budget had been spent (100% basis). Construction of the process plant was effectively complete and initial commissioning had commenced. All other site facilities, including the TMF, had been completed and handed over to the operations team by year end.

Commissioning activities continued during the second quarter of 2024. Ore was introduced into the system on April 6, 2024 and first gold pour was achieved on May 22, 2024. Process plant facilities were turned over to the operations team and the construction team demobilization activities were substantially complete by June 30, 2024, with commercial production announced on November 6, 2024.

Production

For its first partial year of production, Greenstone produced a total of 111,717 ounces of gold during 2024 at cash costs of $970 per ounce and AISC of $1,025 per ounce.

In Equinox's news release dated June 11, 2025, Equinox updated production guidance for Greenstone on June 11, 2025, estimating 2025 full-year production of 220,000 - 260,000 ounces of gold at an AISC of US$1,700-US$1,800/oz.

On November 5, 2025, Equinox released third quarter 2025 results, disclosing that Greenstone had produced 56,029 ounces of gold in the quarter and a total of 151,752 ounces of gold in the first 9 months of the year.

KIAKA MINE TECHNICAL INFORMATION

Versamet's second flagship asset is the Kiaka royalty. Under the terms of the royalty agreement, WAF pays to Versamet 2.7% of all gold produced from Kiaka (100% basis) until 2,500,000 ounces of gold have been produced and 0.45% on the next 1,500,000 ounces of gold production. The first royalty payment due to Versamet is expected after the third quarter of 2025.

Kiaka is a newly built, operating gold mine that achieved first gold on June 26, 2025 and is in the process of ramping up. It is expected to operate for 20 years producing 234,000 ounces of gold annually.

Sources of Information

The following information is sourced from West African Resource's ASX disclosure, including recent company news releases and the 2024 Kiaka FS Update.

Versamet does not own or operate the operation and has no access to information outside of what is publicly disclosed by WAF. Some items that Versamet lacks access include daily, weekly, monthly operational data, internal reports and estimates, drill hole and assay data bases, topographic surveys, detailed cost reporting, permitting discussions, regulatory activities, production forecasts and others.

Property Description, Location and Access

Kiaka is located approximately 140 km southeast of Ouagadougou, the capital of Burkina Faso and is easily accessed via established roads. The project is located within a mining permit covering an area of 54 km2, which was granted in 2016 and valid for a period of 20 years with consecutive renewable periods of 5 years.

History

The Kiaka deposit was discovered by Randgold in the early 2000s. In 2009 Volta Resources acquired Kiaka from Randgold and continued to drill and develop the project, publishing various MREs and technical studies. In 2013 B2Gold acquired Volta Resources and continued developing the project, conducting additional drilling, technical studies and permitting. In late 2021, West African Resources acquired the project. Early construction work commenced in late 2022 and the first gold was poured on June 26, 2025, following the completion of construction.

Geological Setting, Mineralization and Deposit Types

Geology

The project is located at the intersection of the Tenkodogo belt and the Markoye Fault Zone within Lower Proterozoic rocks of the Birimian Orogeny. Amphibole-rich mafic volcanic rocks are predominant in the lower (southern) portion of the deposit area, overlain by a sequence of clastic sediments. Several quartz-feldspar porphyritic sills intrude through the sequence at the northern end, the most significant of which is 90 m thick, interpreted to be an important rheological barrier to gold mineralisation. At least two generations of post-mineralisation mafic intrusions occur: steeply dipping, medium to coarse grained diorite dykes up to 80 m wide, and fine-grained dolerite dykes 2-3 m wide, with well defined, sharp contacts. Structural patterns are the product of protracted northwest-southeast directed shortening, producing a major F2 antiform several hundred meters wide, that is thought to be a primary control on localisation of gold mineralisation, evidenced by steep north-easterly plunging mineralisation zones. The deposit is covered by up to 20m of saprolite, with the majority of the gold mineralization occurring in fresh rock.

Mineralization

Gold mineralization at Kiaka occurs within a sub-vertical to steeply southwest dipping shear zone, comprising an anastomosing network of brittle-ductile shears, localized along the axial surface of the Kiaka antiform. Gold mineralization ranges from 100 meters to over 400 meters in width over a known strike length of 2.3 km.

Gold mineralization exhibits both disseminated and vein-related characteristics and is associated with fine grained, disseminated pyrrhotite, lesser pyrite and trace chalcopyrite and arsenopyrite. Higher gold grades are frequently associated with the presence of quartz, both a quartz veins and as proximal silicification of the wall rocks to quartz veins.

Deposit Types

The Kiaka deposit characterized as a mesothermal (orogenic) gold deposit.

Exploration

Drilling

WAF and prior operators, Volta and Randgold, had performed over 1,331 drill holes totaling 206,051 meters which were disclosed in the Kiaka FS Update and were used for the resource estimate. The database was reviewed and validated prior to commencing the resource estimation study. The database consists of RC and diamond drilling. Database statistics are provided below.

Company	Drillhole type	Number DH	Metres	% Total
Randgold	Diamond drilling	24	6,958m	3%
	RC Drilling	11	1,125m	1%
Volta	Diamond drilling	370	104,483m	51%
	RC Drilling	725	53,162m	26%
	Diamond tails	145	23,649m	11%
B2 Gold	Diamond drilling	50	16,185m	8%
	RC Drilling	6	490m	0.2%
Total		1,331	206,051m	100%

Sampling, Analysis and Data Verification

All RC samples were weighed to determine recoveries. RC samples were split and sampled at 1m intervals using a cyclone splitter. Diamond core is a combination of HQ and NQ sizes and all diamond ore was logged for lithological, alteration, geotechnical, density and other attributes. Half-core sampling was completed at predominantly 1m intervals. Quality assurance and quality control procedures were completed as per industry standard practices.

Diamond core and RC samples were assayed at the ALS Chemex laboratory in Ouagadougou. SGS (Ouagadougou) and BIGS (Ouagadougou) were also used. A portion of the submissions were prepared in Burkina Faso before being shipped to the ALS laboratory in Johannesburg, South Africa. Diamond core samples were crushed, dried and pulverized to produce a sub sample for analysis of gold by 50g standard fire assay method followed by an atomic absorption spectrometry finish with a detection limit of 0.01 gpt Au.

Sample preparation for all samples follows industry standard practice. Field QC procedures involve the use of certified reference material as assay standards, blanks and duplicates. The insertion rate of these averaged 3:20. Field RC duplicates were taken on 1 m composites at the rig, using a riffle splitter. The sample sizes are considered to be appropriate to correctly represent the style of mineralization, the thickness and consistency of the intersections. The laboratory used a standard 50g fire assay method (FA) followed by an atomic absorption spectrometry (AAS) finish. Sample preparation checks for fineness were carried out by the laboratory as part of their internal procedures to ensure the grind size of 85 % passing 75 micron was being attained. Laboratory QA/QC involves the use of internal lab standards using certified reference material, blanks, splits and duplicates as part of the in-house procedures.  Certified reference materials, having a good range of values, were inserted blindly and randomly. Results highlight that sample assay values are accurate and that contamination has been contained. Repeat or duplicate analysis for samples reveals that precision of samples is within acceptable limits. For on-site QA/QC checking, certified standards and blank samples represented 6 % of the total samples submitted for Kiaka Main, and 9 % for Kiaka South.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work programs were undertaken by Volta Resources Ltd. and B2Gold between 2009 and 2015. The majority of the test work was conducted at SGS Canada Inc. in Lakefield, Ontario, Canada between 2014 and 2015.

The focus of the metallurgical test work programme was on the Kiaka Main open pit area. Within this area there are three spatial domains:

• Main Central;

• Main North; and

• Main South.

The Kiaka Main Central and Main North domains are dominated by metasedimentary rocks and the Main South domain comprises mainly of metavolcanic material.

Three comminution and three metallurgical composites were sourced from six diamond drillholes located in the three spatial domains of the Kiaka Main open pit. Comminution composites were whole core contiguous sections from drillholes. Each of the three metallurgical composites were selected from two drillholes from each domain.

Variability samples were selected within the three domains at various elevations within the pit outline, and at different gold grades. Comminution variability test work was carried out for the determination of changes in grinding properties resulting from variations in lithology, mineralisation and alteration intensity. Forty-two comminution variability samples were collected from drillholes in the four domains, including one from the south deposit area. Fifty-eight metallurgical variability samples were compiled, from coarse rejects and ½ NQ core of previous exploration drillholes distributed across the sample domains. The metallurgical test work programme was completed between 2014 and 2015 mostly by SGS Lakefield. The remainder of the programme was completed by either SGS Lakefield under supervision of a consultant or specialist, or at another laboratory facility.

The following conclusions can be drawn from the comminution and metallurgical test programmes:

• The leach conditions identified as achieving high gold extraction are: 4 hours of pre-aeration followed by 36 hours of cyanide leach; pH 10.5 maintained with lime; 50g/t of initial lead nitrate addition; 0.40g/L NaCN concentration; and at elevated dissolved oxygen levels.

• Overall combined gold recovery for Kiaka Main deposit for the selected flowsheet are expected to range between 89% and 91%.

• A design gold recovery of 90% has been selected for the study.

• Based on the indicated adsorption properties and WAF preference an 8 stage CIL adsorption circuit has been selected.

Mineral Resource Estimate

Mineral Resources have been prepared under JORC reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of mineral reserves is omitted as per Section 1304(a)(2) of SK1300.

Mineral Reserve Estimate

Mineral Reserves have been prepared under JORC reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of mineral reserves is omitted as per Section 1304(a)(2) of SK1300.

Mining Operations

The mine is operated as a conventional open pit mine, having one main large pit (Kiaka Main) that is mined in three stages and two smaller satellite pits (C2 and Kiaka South). Mining is occurring using conventional large open pit equipment including blast hole drills, 230 t excavators and 140t off-road haul trucks. The mine schedule is based on a processing rate of 10 Mt/yr which drops to 8.75 Mtpa as the ore transitions from oxide into fresh. Total mining rates included material movement averaging 32 Mt/yr over the first twelve years of production, tapering off towards the end.

Processing and Recovery Operations

The Kiaka process plant will have a nameplate throughput of 7.0Mtpa, with an availability of 8,000 hours per annum and a nominal capacity of 875 tonnes per hour (tph). A 20% engineering contingency was allowed by Lycopodium Minerals in the design, in particular from a hydraulic capacity through thickening, CIL and tailings pumping. Throughput modelling conducted by OMC show the selected comminution circuit is capable of a throughput of 10Mtpa (1,250 tph) on the design blend of 23% oxide 77% fresh feed.

WAF has adopted an approach of oversizing the comminution circuit to align with the hydraulic design margin of the downstream processing plant, an identical approach to that employed at WAF's Sanbrado mine which was also designed by Lycopodium Minerals. On this basis the Kiaka processing plant will be ramped up post commissioning and handed over from Lycopodium Minerals from the 7 Mtpa nameplate design to 8.75 Mtpa for the long-term operations. Sanbrado has operated continuously above the hydraulic limit since commissioning and handover to date, providing confidence to the approach.

The process flow diagrams were developed from the process design criteria prepared by Lycopodium Minerals. The plant design proposed is simple but robust and broadly comprises the following:

• Primary Gyratory Crushing;

• Crushed Ore Stockpile and Reclaim System;

• SAG - Ball Milling with Pebble Crushing and Classification;

• Gravity Circuit to Intensive Leach Reactor to separate gravity recoverable fine gold prior to leaching;

• Leach Feed Thickening;

• Pre-oxidation, Leaching and Adsorption;

• Elution;

• Electrowinning; and

• Gold smelting.

It is planned that a majority of the ore will be direct tipped into the primary crusher by the mining fleet. The mine production schedule has assumed that 60% of the ore will be direct tipped with the remaining 40% being rehandled into the crusher by a front-end loader.

Infrastructure, Permitting and Compliance Activities

Site Development

The Kiaka Mine is located 140km southeast of the capital city of Ouagadougou, a city with modern services that has direct air service to Europe. Neighbouring countries can be accessed via a network of roads as well as by regularly scheduled air services.

The Kiaka Mine can be accessed by road in approximately two hours from Ouagadougou. Most road links between Ouagadougou and the Kiaka Mine are good. The initial 100km from Ouagadougou to Manga is the N5 road, which forms the main access between Ouagadougou and Ghana border at the town of Paga. Southeast of Manga, the road changes to a further 20km of laterite gravel road, and finally 20km of laterite gravel road of variable quality. The final 20km of laterite gravel access road requires upgrading to install multiple flood crossings and road re-profiling. Beyond the existing access road, new gravel access roads will be constructed to access the accommodation camp, process plant and mining contractor's area.

Accommodation Camp

WAF has constructed a fully supported 304-person accommodation camp, located 0.5km southwest of the process plant. The accommodation camp is for expat and Burkinabe staff and is in addition to accommodation in nearby existing towns. The camp will be operated by a catering and accommodation service provider on a long-term operating contract. The camp contractor will be responsible for all operations at the accommodation camp including catering and cleaning.

Power Supply

Power is to be supplied by connecting to the national electricity grid (operated by SONABEL) which is expected to be completed in Q3 2025. The mine also has emergency power from diesel generators.

Tailings Storage Facility

Tailings are being stored in a lined tailings storage facility adjacent to the process plant with decanted water returned to process plant for re-use.

Water Supply

Raw water will be sourced from the Bagre dam on the Nakambé River approximately 3 km east of Kiaka. Water will be abstracted using submersible pumps which will transfer water to the WSF via buried HDPE pipeline. The WSF will be located immediately south-west of the TSF. The WSF is the main storage pond for raw water on site, and can store up to 2,000,000m³ of water at the maximum operating level. Water will be pumped from the dam as required following the annual wet season.

Mine Services

Mine services including workshop, warehousing, offices, messing and change rooms will be situated to the southeast of the process plant area. Bulk fuel storage and refuelling facilities for the mine fleet and light vehicles will be in the mine services area. The layout has been designed to separate heavy and light vehicle traffic.

Permitting, Environment and Social

An ESIA and RAP were conducted for the Kiaka Mine in 2013 for which an Environmental Certificate was awarded in 2015. WAF completed an update to the ESIA and RAP in 2023 and a renewed Environmental Certificate was awarded in April 2024. Findings from the updated ESIA and RAP were consistent with those from 2013. No significant changes in environmental or social baseline conditions or impacts were identified. Kiaka SA's Environmental and Social Management System is managed by Kiaka's Environment and Community Relations Departments.

Exploration

WAF commenced a grade control drilling program for Kiaka, completing the first phase in Q1 2025, after drilling a total of 2,636 holes for 79.913 meters. The drilling was conducted on a nominal grid spacing of 12.5 m x 12.5 m targeting the top 20 meters of the mineralization within the Kiaka Main and was designed to improve the confidence level in the geological model and grade estimation in the top 20 meters of the deposit which covers the first 12 months of open pit ore production. The grade control drilling results aligned closely with the MRE, confirming mineralization widths of up to 400 meters at surface.

Project Development

In mid-2022, WAF commenced early works at Kiaka. In Q4 2022 WAF awarded the EPCM (engineering, procurement, and construction-management) contract to Lycopodium and the supply of the 18MW SAG mill and 9MW ball mill to Metso Outotec. Lycopodium is a leading international engineering and project management consultancy for West African mineral gold process plants, having completed the construction of more than a dozen gold projects in West Africa since 2009, including West African's Sanbrado gold mine. Metso Outotec were selected due to their overall experience and reliability with supplying grinding mills of this size, and the positive outcome at Sanbrado where WAF's Metso Outotec SAG and ball mills have been performing very reliably above nameplate capacity.

During 2023, construction of the main camp was completed, the security buildings and main entrance gates were erected, earthworks for key areas of the primary crusher, reclaim, mills, and CIL were handed over to the EPCM contractor (Lycopodium), and the first concrete pour was completed.

During 2024, construction of Kiaka continued to progress on schedule and on budget. By end of 2024 all major process equipment was delivered to site, major concrete pours were complete, mills were installed, settlement testing of the carbon-in-leach tanks was successful, structural steel erection was well progressed, most conveyor modules were installed, mechanical equipment installation was advancing well and electrical and instrumentation installation had commenced. Process plant commissioning planning was underway with the EPCM Commissioning Manager appointed.

On June 4, 2025, WAF announced Kiaka ownership is changing to 85% WAF and 15% Government of Burkina Faso, an increase to the Government's stake from 10%, aligning it with the Burkina Faso Mining Code adopted in August 2024.

Construction of Kiaka was completed in the second quarter of 2025 and the first gold was poured on June 26, 2025, ahead of schedule and under budget.

On August 6, 2025, WAF announced a scoping study had been completed in early 2025, aimed at maintaining a throughput of 10 million tonnes per year from 2028 onwards, which could be achieved with a capital expenditure of approximately US$50 million and construction of 12 to 18 months.

On August 28, 2025, WAF requested the ASX to halt trading of their shares due to a request from the government of Burkina Faso to acquire, for valuable paid consideration, an additional 35% of the subsidiary Kiaka SA which owns the Kiaka Mine.

Production

On November 2, 2025, WAF announced third quarter 2025 results, including the first quarter of ramp up for Kiaka, which included processing 1,740,000 tonnes at 0.7 grams per tonne of gold, achieving 88.2% recovery to produce 32,869 ounces of gold and sold 18,254 ounces of gold. WAF stated that the power connection was completed in October and commissioning and ramp-up continues.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

All dollar amounts presented in Item 5 of this Registration are expressed in United States dollars, unless otherwise indicated.

Three month period ended September 30, 2025 compared to September 30, 2024

Cash flows and financial condition

During the quarter ended September 30, 2025, our cash balance increased by $1.4 million. This increase is primarily as a result of the factors listed below. We received inflows of $8.1 million in revenue, made cash payments to Equinox and Endeavour Silver included within cost of sales of $0.9 million and incurred $1.0 million in cash operating expenses. In addition, we saw an outflow of $1.9 million relating to working capital.

We drew net $124.0 million on the Upsized Credit Facility to fund the $125.0 million acquisition of the Rosh Pinah silver stream and Santa Rita royalty. We also incurred $1.7 million of financing costs primarily related to $1.0 million of cash interest charges on debt outstanding and $0.7 million of commitment fees related to the Credit Facility and Term Loan. Further, we paid $0.1 million in cash taxes.

During the quarter ended September 30, 2024, our cash balance increased by $0.5 million. This increase was primarily as a result of: inflows of $3.2 million in revenue, cash payments to Equinox included within cost of sales of $0.5 million and incurring $0.5 million in cash operating expenses. We received net proceeds of $7.5 million from a private placement with B2Gold, repaid $8.7 million on the Credit Facility and paid $0.2 million in cash interest charges on outstanding debt.  Further, we paid $0.1 million in cash taxes.

Discussion of Statement of Income (loss)

We earned net income of $3.3 million in the quarter ended September 30, 2025 as compared to earning a net income of $3.9 million in the prior year. These results are as a result of the following factors:

Revenue

We earned total revenue of $8.1 million during the three months ended September 30, 2025 as compared to $3.2 million in the same period in 2024.  A discussion of revenue by operating segment is presented below:

We earned revenue of $3.6 million from the sale of gold from Greenstone GPA during the three months ended September 30, 2025 as compared to $2.6 million in the same period of 2024. We received the same number of gold ounces each period (1,050 ounces); the increase in revenue was due to the increase in the average spot price of gold received by us in Q3 2024 of $2,636 as compared to Q3 2025 of $3,439.

We earned $0.5 million in royalty revenue from the Blackwater royalty during the three months ended September 30, 2025.  No revenue was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned $1.5 million in revenue from the sale of copper received under the Kolpa stream during the three months ended September 30, 2025.  No revenue was earned under the Kolpa stream in 2024 as the Kolpa stream was acquired during the second quarter of 2025.

We earned revenue of $1.8 million from the Kiaka royalty during the three months ended September 30, 2025.  No revenue was earned from Kiaka in 2024 as the Kiaka Mine only commenced production in Q2 2025.

We earned $0.5 million in revenue from the Mercedes royalty during the three months ended September 30, 2025 as compared to $0.6 million in prior period.  The reason for the decrease period-upon-period is due to an 81% reduction in the number of ounces sold period-on-period, based on lower production from the Mercedes mine; this was offset by a significant increase in the realized gold price from the sales from the Mercedes mine period-upon-period.

Cost of Sales

We incurred total cost of sales of $3.8 million during the three months ended September 30, 2025 as compared to $2.6 million in the same period in 2024. A discussion of cost of sales by operating segment is presented below:

Cost of sales of $3.7 million was incurred during the three months ended September 30, 2025 on the Greenstone GPA as compared to $2.6 million in the prior period.  Cost of sales includes: (i) a cash payment to Equinox Gold upon monthly deliveries of gold based on 20% of the value of the gold delivered to us and (ii) a non-cash drawdown against the initial deposit paid for the Greenstone GPA. Both the cash and non-cash portion of cost of sales are impacted by the gold price; the increase in the price of gold period-upon-period led to the increase in cost of sales.

Cost of sales of $0.1 million was incurred in the three months ended September 30, 2025 in relation to the Kolpa copper stream. Cost of sales represents a payment of 10% of the value of the copper delivered to Versamet on a monthly basis to the mine operator.  The Kolpa stream was acquired in Q2 2025 and as such no cost of sales related to the stream were incurred in prior year.

Depletion

We deplete our assets which are classified as Royalty and other interests on the Statement of Financial Position.  Total depletion of $1.6 million was recorded in the 3 months ended September 30, 2025 as compared to $0.2 million in the prior period. A discussion of depletion by operating segment is presented below:

Total depletion of $0.1 million was recorded on the Blackwater royalty during the three months ended September 30, 2025. Depletion is a factor of the level of sales (as a result of production) at the Blackwater mine and the carrying value of the asset on our Statement of Financial Position. No depletion was recorded in the prior period as the Blackwater mine only commenced production during 2025.

Total depletion of $0.9 million was recorded on the Kolpa stream the three months ended September 30, 2025. Depletion is a factor of the level of copper production at the Kolpa mine and the carrying value of the asset on the our Statement of Financial Position.  No depletion was recorded in the prior period as the Kolpa stream was acquired in the second quarter of 2025.

Total depletion of $0.4 million was recorded on the Kiaka royalty during the three months ended September 30, 2025. Depletion is a factor of the level of gold production at the Kiaka Mine and the carrying value of the asset on our Statement of Financial Position. No depletion was recorded in the prior period as the Kiaka Mine only commenced production in Q2 2025.

Total depletion of $0.2 million was recorded on the Mercedes royalty during the three months ended September 30, 2025 as compared to $0.2 million in the prior period. Depletion is a factor of the level of sales (as a result of production) at the Mercedes mine and the carrying value of the asset on our Statement of Financial Position. Although sales decreased period-upon-period, we also impaired the carrying value of the Mercedes asset over this time period, resulting in a consistent depletion charge when comparing the two periods.

Gross Profit

We earned total gross profit of $2.7 million  in the three months ended September 30, 2025 as compared to $0.4 million in the same period in prior year. Gross profit is the sum of revenue less cost of sales and depletion; a discussion of each factor is above.  A comparison of gross profit by operating segment is presented below:

We earned gross profit of $0.4 million from the Blackwater royalty in the three months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned gross profit of $0.5 million from the Kolpa copper stream in the three months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this stream in 2024 as the Kolpa stream was acquired during 2025.

We earned gross profit of $1.4 million from the Kiaka royalty in the three months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this royalty as the Kiaka Mine only commenced production in Q2 2025.

We earned gross profit of $0.3 million from the Mercedes royalty in the three months ended September 30, 2025 as compared to $0.4 million in the comparative period.  The consistent gross profit period-upon-period is as a result of an increase in the gold price offset by a decrease in sales by the mine operator (as discussed above).

Other income and expenditures:

The table below details the changes in the expenditures for the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024.  With the exception of the change in the fair value of the Greenstone gold interest, the line items below are considered corporate income / expenses and are not allocated to the segments which the Chief Operating Decision Maker (being the CEO) reviews.

Expense/Other income	Increase/Decrease from prior year (US$000s)	Explanation for the change
Business development	Decrease of $9	The expenses were largely consistent period-on-period.
Change in fair value of Greenstone gold interest	Decrease of $1,828	This decrease relates to the comparative fair value movement in the Greenstone interest with Equinox during Q3 2025 as compared to Q3 2024. There was an increase during both periods, but relatively more of an increase during Q3 2024. The change in value is largely driven by the consensus gold price and the discount rate applied to the valuation of the Greenstone interest.
General and administrative	Increase of $168	The expenses were largely consistent period-on-period.
Professional fees	Increase of $219	The increase is primarily due to costs related to the process to list Versamet's common shares in the United States.
Salaries and benefits	Increase of $88	The expenses were largely consistent period-on-period.
Share-based compensation	Increase of $147	The increase relates to a higher number of stock options and RSUs outstanding and vesting during the period compared to the prior period.
Foreign exchange loss	Decrease of $103	The expenses were largely consistent period-on-period.
Finance and interest expense	Increase of $511	The increase is primarily due to higher amounts drawn on the Company's Credit Facilities.
Change in fair value of convertible debt derivative liability	Decrease of $494	The Beedie Convertible Loan was fully repaid in Q2 2025 and the convertible debt derivative liability related to the conversion option was derecognized.
Interest income	Increase of $56	The income was largely consistent period-on-period.

In addition, we recognized a current tax expense of $0.1 million during the quarter ended September 30, 2025 (2024 - $0.1 million); the current tax expense relates to withholding taxes payable on royalty revenue earned from the Mercedes Mine. Deferred tax expense of $1.3 million was recognized in the current period (2024 - $1.7 million); the deferred tax expense is primarily driven by an increase in the value of the Greenstone gold interest during the period, resulting in a future income tax expense.

Nine months ended September 30, 2025 compared to September 30, 2024

Cash flows and financial condition

During the nine months ended September 30, 2025, our cash balance increased by $1.4 million. This increase is primarily as a result of the factors listed below. We received inflows of $16.4 million in revenue, made cash payments to Equinox and Endeavour Silver included within cost of sales of $2.2 million and incurred $3.0 million in cash operating expenses. We also saw an outflow of $3.5 million relating to working capital.

We drew net $176.0 million on the Credit Facilities to fund the $160.0 million acquisitions of the Silver Stream, Santa Rita royalty and the Kolpa copper stream and $16.4 million repayment of the Beedie Convertible Debt in full. We also incurred $5.5 million of financing costs related to $2.4 million in non-recurring prepayment fees related to early repayment of the Beedie Convertible Debt, $2.1 million of cash interest charges on debt outstanding and $1.0 million of commitment fees. Further, we paid $0.4 million in cash taxes.

During the nine months ended September 30, 2024, the Company's cash balance decreased by $5.2 million. This decrease is primarily as a result of the factors listed below: inflows of $8.8 million in revenue, cash payments to Equinox included within cost of sales of $1.4 million and incurring $1.5 million in cash operating expenses. We had a cash inflow of $1.0 million on the sale of its common shares in Montage Gold Corp. We incurred $0.1 million in transaction costs relating to the transaction with B2Gold. We received net proceeds of $7.5 million from a private placement with B2Gold, repaid $17.2 million on the RCF and paid $1.6 million in cash interest charges on debt outstanding net of interest income. Further, we paid $0.4 million in cash taxes.

Discussion of Statement of Income (loss)

We earned net income of $5.3 million in the nine months ended September 30, 2025 as compared to earning a net income of $4.8 million in the same period in 2024. These results are as a result of the following factors:

Revenue

We earned total revenue of $16.4 million during the nine months ended September 30, 2025 as compared to $8.8 million in the same period in 2024. A discussion of revenue by operating segment is presented below:

We earned revenue of $10.0 million from the sale of gold from Greenstone GPA during the nine months ended September 30, 2025 as compared to $7.2 million in the same period of 2024.  We received the same number of gold ounces each period (3,150 ounces); the increase in revenue was due to the increase in the average spot price of gold received by our Company in the first nine months of 2024 of $2,292 as compared to the first nine months  of 2025 of $3,186.

We earned $0.9 million in royalty revenue from the Blackwater royalty during the nine months ended September 30, 2025.  No revenue was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned $1.9 million in revenue from the sale of copper received under the Kolpa stream during the nine months ended September 30, 2025.  No revenue was earned under the Kolpa stream in 2024 as the Kolpa stream was acquired during the second quarter of 2025.

We earned revenue of $1.8 million from the Kiaka royalty during the nine months ended September 30, 2025.  No revenue was earned from Kiaka in 2024 as the Kiaka Mine only commenced production in Q2 2025.

We earned $1.5 million in revenue from the Mercedes royalty during the nine months ended September 30, 2025 as compared to $1.6 million in prior period.  The reason for the decrease period-upon-period is due to a 33% reduction in the number of ounces sold period-on-period, based on lower production from the Mercedes mine offset by a significant increase in the realized gold price from the sales from the Mercedes mine period-upon-period.

Cost of Sales

We incurred total cost of sales of $10.3 million during the nine months ended September 30, 2025 as compared to $7.2 million in the same period in 2024.  A discussion of cost of sales by operating segment is presented below:

Cost of sales of $10.1 million was incurred during the nine months ended September 30, 2025 on the Greenstone GPA as compared to $7.2 million in the prior period. Cost of sales includes: (i) a cash payment to Equinox Gold upon monthly deliveries of gold based on 20% of the value of the gold delivered to our Company and (ii) a non-cash drawdown against the initial deposit paid for the Greenstone GPA. Both the cash and non-cash portion of cost of sales are impacted by the gold price; the increase in the price of gold period-upon-period led to the increase in cost of sales.

Cost of sales of $0.2 million was incurred in the nine months ended September 30, 2025 in relation to the Kolpa copper stream. Cost of sales represents a payment of 10% of the value of the copper delivered to Versamet on a monthly basis to the mine operator.  The Kolpa stream was acquired in Q2 2025 and as such no cost of sales related to the stream were incurred in prior year.

Depletion

We deplete our assets which are classified as Royalty and other interests on the Statement of Financial Position.  Total depletion of $2.5 million was recorded in the nine months ended September 30, 2025 as compared to $0.7 million in the prior period. A discussion of depletion by operating segment is presented below:

Total depletion of $0.2 million was recorded on the Blackwater royalty during the nine months ended September 30, 2025.  Depletion is a factor of the level of sales (as a result of production) at the Blackwater mine and the carrying value of the asset on the Company's Statement of Financial Position. No depletion was recorded in the prior period as the Blackwater mine only commenced production during 2025.

Total depletion of $1.2 million was recorded on the Kolpa stream the nine months ended September 30, 2025. Depletion is a factor of the level of copper production at the Kolpa mine and the carrying value of the asset on our Company's Statement of Financial Position. No depletion was recorded in the prior period as the Kolpa stream was acquired in the second quarter of 2025.

Total depletion of $0.4 million was recorded on the Kiaka royalty during the nine months ended September 30, 2025. Depletion is a factor of the level of gold production at the Kiaka Mine and the carrying value of the asset on the our Statement of Financial Position.  No depletion was recorded in the prior period as the Kiaka Mine only commenced production in Q2 2025.

Total depletion of $0.7 million was recorded on the Mercedes royalty during the nine months ended September 30, 2025 as compared to $0.7 million in the prior period. Depletion is a factor of the level of sales (as a result of production) at the Mercedes mine and the carrying value of the asset on our Statement of Financial Position. Although sales decreased period-upon-period, we also impaired the carrying value of the Mercedes asset over this time period, resulting in a consistent depletion charge when comparing the two periods.

Gross Profit

We earned total gross profit of $2.7 million in the nine months ended September 30, 2025 as compared to $0.4 million in the same period in prior year. Gross profit is the sum of revenue less cost of sales and depletion; a discussion of each factor is above.  A comparison of gross profit by operating segment is presented below:

We earned gross profit of $0.7 million from the Blackwater royalty in the nine months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned gross profit of $0.5 million from the Kolpa copper stream in the nine months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this stream in 2024 as the Kolpa stream was acquired during 2025.

We earned gross profit of $1.4 million from the Kiaka royalty in the nine months ended September 30, 2025 as compared to nil in the comparative period.  No gross profit was earned from this royalty as the Kiaka Mine only commenced production in Q2 2025.

We earned gross profit of $0.8 million from the Mercedes royalty in the nine months ended September 30, 2025 as compared to $0.9 million in the comparative period.  The decrease in the gross profit period-upon-period is as a result of a decrease in sales by the mine operator (as discussed above) offset by an increase in the gold price.

Other income and expenditures:

The table below details the changes in the expenditures for the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024.  With the exception of the change in the fair value of the Greenstone gold interest, the line items below are considered corporate income / expenses and are not allocated to the segments which the Chief Operating Decision Maker (being the CEO) reviews.

Expense/Other income	Increase/Decrease from prior year (US000s)	Explanation for the change
Business development	Increase of $55	The expenses were largely consistent period-on-period.
Change in fair value of Greenstone gold interest	Increase of $1,480	This increase relates to the comparative fair value movement in the Greenstone interest with Equinox. There was a gain during both periods but relatively more of an increase during the current period. The change in value is largely driven by the consensus gold price and the discount rate applied to the valuation of the Greenstone interest.
General and administrative	Increase of $220	The increase is primarily related to listing costs for the TSX Venture Exchange ("TSXV") in the current period. The Company's common shares started trading on the TSXV in Q2 2025.
Professional fees	Increase of $317	The increase is primarily due to professional fees related to the listing Versamet's common shares on the on the TSXV and in the United States in the current period.
Salaries and benefits	Increase of $906	The increase was driven by a payment as a result of management changes during Q1 2025 in addition to higher headcount as the Company grows.
Share-based compensation	Decrease of $853	The decrease relates to a reversal of share-based compensation expense previously incurred for unvested options, RSUs and PRSUs which were forfeited by the former CEO upon his departure during Q1 2025, partially offset by higher number of stock options and RSUs outstanding and vesting during the current period.
Foreign exchange loss	Increase of $656	In the current period a foreign exchange loss of $570 was recorded as compared to a foreign exchange gain of $86 in the prior period. The foreign exchange is primarily recorded as a result of revaluing the Canadian denominated Beedie Convertible Loan (see "8. Liquidity and capital resources") into US dollars, the Company's functional currency. The weakening of the US dollar as compared to the Canadian dollar prior to repayment on April 30, 2025 lead to a foreign exchange loss, compared to a strengthening of the US dollar in the prior period.
Finance and interest expense	Increase of $5,623	The increase primarily relates to prepayment of the Beedie Convertible Loan and higher outstanding amounts on the Credit Facilities to fund stream and royalty acquisitions in the current period. As a result of the revised repayment date on the Beedie Convertible Loan, the Company recognized $3.3 million of finance expense due to the accelerated recording of the accretion expense and $2.4 million of non-recurring prepayment fees.
Change in fair value of convertible debt derivative liability	Increase of $3,083	In Q2 2025, the Beedie Convertible Loan was fully repaid and the convertible debt derivative liability related to the conversion option was derecognized resulting in a gain of $3.2 million.
Interest income	Decrease of $15	The income was largely consistent period-on-period.

In addition, we recognized a current tax expense of $0.4 million during the nine months ended September 30, 2025 (2024 - $0.4 million); the current tax expense relates to withholding taxes payable on royalty revenue earned from the Mercedes Mine. Deferred tax expense of $2.7 million was recognized in the current period (2024 - $2.6 million); the deferred tax expense is primarily driven by an increase in the value of the Greenstone gold interest during the period, resulting in a future income tax expense.

Year ended December 31, 2024 and December 31, 2023

Cash flows and financial position

During the year ended December 31, 2024, our cash balance decreased by US$5.3 million. This decrease is as a result of the factors listed below. We received inflows of US$12.0 million in revenue, made cash payments to Equinox included within cost of sales of US$2.0 million and incurred US$3.0 million in cash operating expenses. Further, we saw an inflow of US$0.8 million relating to working capital. We had a cash inflow of US$1.0 million on the sale of common shares in Montage. We incurred US$0.1 million in transaction costs relating to the B2Gold Transaction. In addition, we received net proceeds of US$7.5 million from a private placement with B2Gold, repaid US$19.0 million on the Credit Facility and paid US$2.0 million in cash interest charges on debt outstanding net of interest income.

Further, we paid US$0.5 million in cash taxes and incurred a foreign exchange loss on cash balances of US$0.1 million.

During the year ended December 31, 2023, our cash balance increased by US$2.6 million. This increase is primarily as a result of the factors listed below. We received inflows of US$3.1 million in revenue, made cash payments to Equinox included within cost of sales of US$0.3 million, and incurred US$1.8 million in cash operating expenses and an inflow of US$2.2 million relating to the repayment of the Sandstorm Convertible Note. We also paid US$0.4 million in withholding taxes on the income from the Mercedes royalty. Our cash inflows related to the Credit Facility and Beedie Convertible Loan were reasonably consistent with the outflows to close the acquisitions of the Greenstone GPA and the two royalties from Sandstorm.

Discussion of Statement of Income (loss)

We incurred a net loss of $2.4 million in the year ended December 31, 2024 as compared to incurring a net loss of $3.1 million in the year ended December 31, 2023. These results are as a result of the following factors:

Revenue

We earned total revenue of $12.0 million during the year ended December 31, 2024 as compared to $3.1 million during the year ended December 31, 2023.  A discussion of revenue by operating segment is presented below:

We earned revenue of $10.0 million from the sale of gold from Greenstone GPA during the year ended December 31, 2024 as compared to $1.4 million in the same period of 2023.  We acquired the Greenstone GPA on October 31, 2023 and as such only received two months of deliveries (or 700 ounces of gold) during 2023 as compared to a full twelve months of deliveries in 2024 (or 4,200 ounces of gold).  In addition, our average realized price from the sale of gold increased from $2,000 per ounce in 2023 to $2,378 per ounce in 2024.

We earned $2.0 million in revenue from the Mercedes royalty during the year ended December 31, 2024 as compared to $1.7 million in the same period of 2024. The reason for the increase period-upon-period is due to a significant increase in the realized gold price from the sales of the Mercedes mine period-upon-period; this was offset with a 6% reduction in the number of ounces sold period-on-period, based on lower production from the Mercedes mine.

Cost of Sales

We incurred total cost of sales of $10.0 million during the year ended December 31, 2024 as compared to $1.4 million in the same period of 2023. A discussion of cost of sales by operating segment is presented below:

Cost of sales of $10.0 million was incurred during the year ended December 31, 2024 on the Greenstone GPA as compared to $1.4 million in 2023. Cost of sales includes: (i) a cash payment to Equinox Gold upon monthly deliveries of gold based on 20% of the value of the gold delivered to the Company and (ii) a non-cash drawdown against the initial deposit paid for the Greenstone GPA. We acquired the Greenstone GPA on October 31, 2023 and as such only received two months of deliveries (or 700 ounces of gold) during 2023 as compared to a full twelve months of deliveries in 2024 (or 4,200 ounces of gold).  In addition, our average realized price from the sale of gold increased from $2,000 per ounce in 2023 to $2,378 per ounce in 2024. Both the cash and non-cash portion of cost of sales are impacted by the gold price.

Depletion

We deplete our assets which are classified as Royalty and other interests on the Statement of Financial Position.  Total depletion of $0.8 million was recorded during the year ended December 31, 2024 as compared to $0.9 million in the year ended December 31, 2023. A discussion of depletion by operating segment is presented below:

Total depletion of $0.8 million was recorded on the Mercedes royalty during the year ended December 31, 2024 as compared to $0.9 million in 2023. Depletion is a factor of the level of sales (as a result of production) at the Mercedes mine and the carrying value of the royalty asset on our Statement of Financial Position. A 6% reduction in the number of ounces sold by the operator of the Mercedes mine led to the reduction in depletion during when comparing 2023 to 2024.

Gross Profit

We earned total gross profit of $1.2 million in the year ended December 31, 2024 as compared to $0.8 million in the same period in 2023. Gross profit is the sum of revenue less cost of sales and depletion; a discussion of each factor is above.  A comparison of gross profit by operating segment is presented below:

We earned gross profit of $1.2 million from the Mercedes royalty in the year ended December 31, 2024 as compared to $0.8 million in the prior year. The increase in the gross profit year-upon-year is primarily as a result of a higher realized gold price by the Mercedes operator for the gold they produced and sold during 2024 as compared to 2023, as described above.

Other income and expenditures:

The table below details the changes in the expenditures for the year ended December 31, 2024 as compared to the year ended December 31, 2023.  With the exception of the Change in the fair value of the Greenstone gold interest, the line items below are considered corporate income / expenses and are not allocated to the segments which the Chief Operating Decision Maker (being the CEO) reviews.

Expense/Other income	Increase/Decrease from prior year	Explanation for the change
Business development	Increase of US$15,493	The expenses were largely consistent period-on-period.
Change in fair value of Greenstone gold interest	Increase of US$9,224,739	This gain relates to the fair value movement in the Greenstone GPA with Equinox between December 31, 2023 and December 31, 2024; this largely relates to the increase in consensus gold pricing during this period.
General and administrative	Increase of US$274,492	The increase was due to larger insurance premiums in the current period due to increased coverage as the Company grew, as well as higher rent costs in the current period as compared to the prior period as the Company grew in size. Further, certain filing fees were incurred in the current period related to the B2Gold Transaction which were not incurred in the prior period.
Professional fees	Decrease of US$266,229	In prior period, our general counsel was engaged as a consultant, for which expense was included in professional fees. In the current period, general counsel became an employee and his fees are included in salaries and benefits. This is offset by higher audit expense in the current period due to more complex operations as compared to the prior period.
Salaries and benefits	Increase of US$1,114,754	The increase in primarily driven by an accrual for bonuses paid to employees of the Company in January 2025. In addition, in prior period, our general counsel was engaged as a consultant, for which expense was included in professional fees. In the current period, general counsel became an employee and their fees are included in salaries and benefits.
Share-based compensation	Increase of US$939,735	The increase relates to an accrual for bonuses paid to employees in January 2025 in the form of restricted share units. The timing of share-based compensation grants and the vesting schedule of said grants also impacts the expense recorded.
Foreign exchange gain	Increase of US$1,166,432	In the current period a foreign exchange gain was recorded as compared to a foreign exchange loss in the prior period. The foreign exchange is primarily recorded as a result of revaluing the Canadian denominated Beedie Convertible Loan (see "Item 5.B. Liquidity and capital resources") into US dollars, the Company's functional currency. The strengthening of the US dollar as compared to the Canadian dollar, period upon period, has meant this liability has a lower value in the current period when recorded in US dollars.

Finance and interest expense	Increase of US$1,568,554	The finance and interest expense in the current period includes accretion on the Sandstorm Convertible Note, the Beedie Convertible Loan and the Credit Facility. In addition, the interest incurred on both the Beedie Convertible Loan and the Credit Facility is included in finance expense; these two debt facilities were entered into on October 31, 2023 and so not in place for most of the prior period.
Change in fair value of convertible debt derivative liability	Increase of US$403,584	The gain relates to the fair value of the Beedie Derivative Liability. The Derivative Liability is fair valued each period using a number of market and other inputs.
Interest income	Increase of US$35,740	We had a significantly higher cash balance in the first quarter of the current period as compared to the prior year, which led to higher interest income in the current period. Most of the additional cash was used to pay down a portion of the Credit Facility at various intervals during the remainder of the 12 months ended December 31, 2024.

In addition, we recognized a current tax expense of US$0.5 million during the year ended December 31, 2024 (2023 - US $0.4 million); the current tax expense relates to withholding taxes payable on royalty revenue earned from the Mercedes asset. A deferred tax expense of US$1.1 million was incurred in the current period; this compares to a US$0.2 million deferred tax expense in 2023. The deferred tax expense in the current period relates the positive change in fair value of the Greenstone Gold Interest which led to greater income in the quarter, offset by the impairment of the Mercedes asset for accounting purposes, which resulted in the reversal of some of the deferred tax liability recognized on royalty and other assets.

Summary of Quarterly Results

The following table is a summary of the Company's financial results and position for the 8 most recently completed quarters.

	Three months ended
all amounts in $000s U.S dollars (except per share amounts)[1]	Sep.30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep.30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Total revenue	8,118	4,826	3,454	3,249	3,178	2,901	2,697	1,919
Attributable GEOs[2]	2,699	1,475	1,211	1,232	1,288	1,237	1,308	959
Average realized gold price per ounce	3,451	3,272	2,853	2,636	2,468	2,346	2,063	2,001
Average cash cost per attributable GEO[2]	323	500	495	449	403	398	332	291
Average cash cost margin[2]	91%	84%	83%	83%	84%	83%	84%	85%
Net income (loss)	3,319	170	1,784	(7,261)	3,864	1,123	(173)	2,073
Other comprehensive income (loss)	545	(325)	52	(120)	(55)	(343)	711	250
Basic income (loss) per share	0.04	0.00	0.02	(0.08)	0.04	0.02	0.00	0.04
Diluted income (loss) per share	0.03	0.00	0.02	(0.08)	0.04	0.02	0.00	0.04
Weighted average shares (basic)	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860	46,960,434
Weighted average shares (diluted)	95,738,461	94,457,830	94,004,406	92,311,790	90,776,823	68,204,420	56,897,860	47,360,434
Total assets	400,448	269,830	231,693	230,249	240,234	225,152	152,097	157,739
Long-term liabilities[3]	158,485	55,647	2,123	2,070	5,356	12,364	20,428	27,490
Operating cash inflows (outflows) before working capital changes[2]	6,136	3,209	1,411	1,137	2,004	1,780	1,620	800
Cash flows per share before working capital changes[2]	0.07	0.03	0.02	0.01	0.02	0.03	0.03	0.02
EBITDA[2]	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653	3,937
Adjusted EBITDA[2]	5,715	2,220	1,486	1,417	1,639	1,606	619	223

1. Sum of all the quarters may not add up to the annual total due to rounding.

2. See "Non-IFRS measures" directly below.

3. In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments were effective for annual periods beginning on or after January 1, 2024 and applied retrospectively. The Company adopted the narrow scope amendments on January 1, 2024. These amendments resulted in the Company recognizing the Beedie Convertible Loan as a current liability and a portion of the Sandstorm Convertible Note as a current liability as at December 31, 2023. This is explained in the notes to the financial statements of the Company for the year ended December 31, 2024.

Non-IFRS Measures

This Registration Statement contains certain non-IFRS measures, including (i) Attributable Gold Equivalent Ounces, (ii) average cash cost per Attributable Gold Equivalent Ounce (iii) average cash cost margin (iv) cash flows from operating activities before working capital changes (v) cash flows from operating activities before working capital changes per share (vi) EBITDA and (vii) Adjusted EBITDA (the "Non-IFRS Measures").  The Non-IFRS measures are not standard measures under IFRS and our method of calculating the Non-IFRS Measures may differ from the methods used by other issuers. Therefore, our Non-IFRS measures may not be comparable to similar measures presented by other issuers. See below for a description of each non-IFRS measure and a reconciliation to the nearest IFRS measure for the period.

Attributable Gold Equivalent Ounces is calculated by converting our royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from our royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the Effective Date and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. We present Total Attributable GEOs as we believe that this is useful information to allow investors to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

For the three months ended:

(in $000s USD, except Total Attributable GEOs)	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Revenue	8,118	4,826	3,454	3,249	3,178	2,901	2,697	1,919
DIVIDED BY:
Average realized gold price per ounce	3,451	3,272	2,853	2,636	2,468	2,346	2,063	2,001
	2,354	1,475	1,211	1,232	1,288	1,237	1,308	959
Santa Rita adjustment	345	-	-	-	-	-	-	-
Total Attributable GEOs	2,699	1,475	1,211	1,232	1,288	1,237	1,308	959

Average cash cost per Attributable GEO is calculated by dividing the Company's cost of sales, excluding depletion and other non-cash cost of sales by the number of Attributable GEOs (described above). We present average cash cost per Attributable GEO as we believe that this is useful information to allow investors to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost margin is calculated by dividing the difference between the Average realized gold price per ounce and the Average cash cost per Attributable GEO by the Average realized gold price per ounce. We present average cash cost margin as we believe that this is useful information to allow investors to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

For the three months ended:

(in $000s USD, except Total Attributable GEOs)	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Cost of sales (excluding depletion)	3,769	3,490	2,995	2,765	2,593	2,460	2,171	1,397
Less: non-cash cost of sales related to GPA	(2,897)	(2,753)	(2,396)	(2,212)	(2,075)	(1,968)	(1,736)	(1,117)
Cash cost of sales	872	737	599	553	518	492	435	280
DIVIDED BY:
Total Attributable GEO	2,699	1,475	1,211	1,232	1,288	1,237	1,308	959
Average cash cost per Attributable GEO	323	500	495	449	403	398	332	291
Average cash cost margin	91%	84%	83%	83%	84%	83%	84%	85%

Operating Cash inflows (outflows) before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. We present cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of our ability to generate cash to cover operating expenses from its cash-flowing royalties.

Cash flows per share before working capital changes is calculated by dividing the cash flow from operating activities before working capital changes by the weighted average number of our Common Shares outstanding during the period. We present cash flows from operating activities before changes in non-cash working capital on a per share basis as it believes this presents a useful measure for the shareholders to evaluate our performance.

For the three months ended:

(in $000s USD, except share and per share amounts)	Sep. 30, 2025 $	Jun. 30, 2025 $	Mar. 31, 2025 $	Dec. 31, 2024 $	Sep. 30, 2024 $	Jun. 30, 2024 $	Mar. 31, 2024 $	Dec. 31, 2023 $
Cash flows provided by (used in) operating activities	4,255	2,310	652	2,104	1,878	1,849	1,566	679
Working capital changes	1,881	899	759	(967)	126	(69)	54	121
Cash flows from operations before working capital changes	6,136	3,209	1,411	1,137	2,004	1,780	1,620	800
Weighted average ordinary shares outstanding	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860	46,960,434
Cash flows from operations before working capital changes per share	0.07	0.03	0.02	0.01	0.02	0.03	0.03	0.02

EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine our ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, one-off impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. Management believes this measure is a useful supplemental measure from which to determine our ability to generate cash available for working capital requirements, investment expenditures and income taxes.

For the three months ended:

(in $000s USD)	Sep. 30, 2025 $	Jun. 30, 2025 $	Mar. 31, 2025 $	Dec. 31, 2024 $	Sep. 30, 2024 $	Jun. 30, 2024 $	Mar. 31, 2024 $	Dec. 31, 2023 $
Net income (loss)	3,319	170	1,784	(7,261)	3,864	1,123	(173)	2,073
Finance and interest expense	1,313	6,592	628	669	802	995	1,113	1,114
Income taxes	1,449	662	775	(1,408)	1,825	621	535	527
Interest income	(91)	(13)	(11)	(18)	(35)	(15)	(80)	(41)
Depletion	1,624	662	238	170	226	188	258	264
EBITDA	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653	3,937
Non-cash cost of sales - Greenstone gold interest	2,897	2,753	2,396	2,212	2,075	1,968	1,736	1,117
Change in fair value of Greenstone gold interest	(4,796)	(5,433)	(4,212)	(1,099)	(6,624)	(3,951)	(2,385)	(4,835)
Change in fair value of derivative liability	-	(3,173)	(112)	(198)	(494)	677	(385)	4
Adjustment for Impairment of royalty interest	-	-	-	8,350	-	-	-	-
Adjusted EBITDA	5,715	2,220	1,486	1,417	1,639	1,606	619	223

Select Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in US dollars.

all amounts in U.S dollars	As at and for the year ended Dec. 31, 2024	As at and for the year ended Dec. 31, 2023	As at and for the year ended Dec. 31, 2022
Royalty Revenue	12,024,648	3,139,677	1,156,019
Operating Income (Loss)	1,377,637	(216,652)	(868,004)
Net loss	(2,447,150)	(3,124,148)	(2,245,013)
Total assets	230,248,545	157,738,602	79,210,658
Total non-current liabilities	(2,070,407) [1]	(27,489,861) [1]	(15,355,812)

1. In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments were effective for annual periods beginning on or after January 1, 2024 and applied retrospectively. The Company adopted the narrow scope amendments on January 1, 2024. These amendments resulted in the Company recognizing the Beedie Convertible Loan as a current liability and a portion of the Sandstorm Convertible Note as a current liability as at December 31, 2023. This is explained in the notes to the financial statements of the Company for the year ended December 31, 2024.

B. Liquidity and Capital Resources

As at September 30, 2025, we had a cash balance of US$2.5 million. We use excess cash in order to pay down outstanding amounts on the BMO Credit Facility in order to reduce the amount of interest expense which we incur. We aim to maintain a cash balance of approximately $1.0 million in order to meet working capital requirements. Our cash and cash equivalents balance is held in a combination of US dollars and Canadian dollars.

Sources of liquidity: As of the date of this Registration Statement, we have four revenue-generating royalties, two revenue-generating streams, and monthly cash flows from the Greenstone GPA, which, together with our working capital, are expected to provide sufficient cash for Versamet to cover all operating expenses and working capital requirements for at least 12 months from September 30, 2025 as well as for the long-term.

As at September 30, 2025, we had $3.0 million undrawn our Upsized Credit Facility which was available for us as a source of liquid asset; undrawn funds on the Upsized Credit Facility are currently our only unused source of liquid assets. We intend to grow through the acquisition of additional royalties, streams and other interests, and may raise money in future through equity offerings, however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings.

Debt

Revolving Credit Facility

We entered into the US$30 million Credit Facility on October 31, 2023. Transaction costs of US$0.7 million were netted against the initial drawdown for accounting purposes and the carrying balance is accreted to face value over the expected life of the Credit Facility. Interest expense including accretion of discount of US$1.8 million was recognized in the nine months ended September 30, 2025 (2024  - US$1.1 million) in relation to the Credit Facility.

On April 30, 2025, we entered into the Credit Facility amending agreement, whereby the facility was increased from US$30 million with a US$15 million accordion to US$60 million with a US$15 million accordion. With the amendment, the maturity was updated to April 30, 2028. Between April 30, 2025 and May 1, 2025, we drew down a total of US$55 million under the Credit Facility (as amended) in order to repay the full amount of the Beedie Convertible Loan (see below) and also to complete the acquisition of the Kolpa stream under the terms of the Kolpa CPA.

On September 24, 2025 we amended and expanded the Credit Facility to the Upsized Credit Facility. The Upsized Credit Facility is comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the Term Loan.

The amounts drawn on the Upsized Credit Facility are subject to interest at the Secured Overnight Financing Rate plus 2.25% to 3.50% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.5063%-0.7875% per annum, both of which are dependent on our leverage ratio. Our leverage ratio covenant is less than or equal to 5.00x from and including fiscal quarter ended March 31, 2025 and, less than or equal to 3.50x from and including fiscal quarter ended March 31, 2026. Under the terms of the Revolving Loan, we are also subject to an interest coverage ratio of greater than or equal to 2.00x from and including March 31, 2025 and greater than or equal to 3.00x from March 31, 2026 and minimum liquidity covenant (comprising of the sum of cash, cash equivalents and additional advances available under the Revolving Loan) of greater than or equal to $5.0 million as at the last day of each fiscal quarter. In the event that the Greenstone Buydown Option is exercised, the compensation amount received from Equinox shall be applied as a prepayment of outstanding balances under the Credit Facility, with the continuing Credit Facility commitment being reduced to a maximum limit to be agreed. As of the date of this Registration Statement, the balance drawn on or outstanding under the revolving credit facility is US$97 million and in addition, the full US$80 million Term Loan is outstanding.

The payment and performance of the Company's obligations under the Upsized Credit Facility is secured by a first priority security interest in all present and after acquired property of the Company and any material subsidiaries.

The Credit Facility (as amended) is secured by a first priority security interest in all of our (and any affiliated entities as defined by the Securities Act (British Columbia)) present and after acquired property.

Beedie Convertible Loan

We entered into a US$16.0 million Beedie Convertible Loan on October 31, 2023. The Beedie Convertible Loan has a term of 5 years and matures on October 31, 2028. Interest on the Beedie Convertible Loan consists of an 8% base interest rate and a 1.5% PIK rate, with the PIK rate reducing to 1.0% upon the public listing of our Company. We have the option to pay 25-50% of the base interest rate in Common Shares, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan can be converted into Common Shares, at the option of Beedie Capital, at a price of $0.84 per Common Share. We may prepay the Beedie Convertible Loan, subject to certain fees. Additionally, we have the right to force the conversion of up to 50% of the convertible loan should the 30-day volume-weighted average price of Versamet (once public) equal or exceed C$1.47 per Common Share.

On April 23, 2025, we exercised our right under the Beedie Convertible Loan to fully repay the principal outstanding. In accordance with the terms of the Beedie Convertible Loan, we were required to pay a Make Whole Fee as a result of prepaying prior to the maturity date. On April 30, 2025, we paid a total of $26.1 million to fully extinguish the convertible note. Commensurate with the repayment of the Beedie Convertible Loan, all of the security held by Beedie over the present and after acquired property was released.

During the nine months ended September 30, 2025, PIK interest of US$79,140 (2024 - US$179,784) was added to the principal of the Beedie Convertible Loan. Accretion of US$3,459,533 (2024 - US$415,115) was recorded and added to the carrying value of the Beedie Convertible Loan during the nine months ended September 30, 2025.

Sandstorm Convertible Note

In conjunction with the purchase of assets from Sandstorm on June 28, 2022, we issued the Sandstorm Convertible Note with a face value of US$31.4 million. The Sandstorm Convertible Note was interest-free and had a maturity date of June 28, 2032.

The Sandstorm Convertible Note could be prepaid at any time by Versamet in cash or could be prepaid in a variable number of Common Shares as outlined in our Financial Statements. Further, Sandstorm could convert the Sandstorm Convertible Note into Common Shares as outlined in the Company's Financial Statements.

The fair value of the Sandstorm Convertible Note at initial recognition was considered to be US$14.6 million; all of which was recorded as a financial liability. On three occasions during quarter ended December 31, 2023, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the  Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. During 2023, we satisfied a total of US$17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 33.8 million Common Shares to Sandstorm at a price of $0.70 per Common Share. On June 5, 2024, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note by delivering fully paid and non-assessable Common Shares to Sandstorm. We satisfied the remaining principal balance of US$14.2 million by issuing 24.2 million Pre-Split Common Shares to Sandstorm at a price of C$0.80 per Pre-Split Common Share. The remaining principal amount (face value) outstanding under the Sandstorm Convertible Note as at September 30, 2025 is $nil.

Commitments and contractual obligations

The following table shows our Company's contractual obligations as they fall due as at September 30, 2025 and December 31, 2024:

	Within 1 year US$000s	1-5 years US$000s	Over 5 years US$000s	Total Sept. 30, 2025 US$000s	Total Dec. 31, 2024 US$000s
Accounts payable and accrued liabilities	1,041	-	-	1,041	1,232
Beedie Convertible Loan [1]	-	-	-	-	21,784
Credit Facility [1]	35,793	170,924	-	206,717	1,153
Total	36,834	170,924	-	207,758	24,169

1. The Beedie Convertible Loan and the RCF estimated interest amounts are included in the table above. In accordance with the Beedie Convertible Loan, a proportion of the interest expense included in the table above can be paid in Common Shares. The Company presents the Beedie Convertible Loan as a current liability due to the ability of Beedie Capital to convert all of the outstanding principal into Common Shares any at time, however, the table above shows contractual cash flow obligations. The Beedie Convertible Loan was fully repaid on April 30, 2025 (see above).

We have no other liabilities other than those presented in the table above or discussed elsewhere in this Registration Statement, and has no commitments for capital expenditures or contractual obligations. We had no commitments for capital expenditures as at December 31, 2024 or as at September 30, 2025. We intend to grow through the acquisition of additional royalties, streams and other interests, however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

C. Research and Development, Patents and Licenses

We did not conduct research and development activities in the last three years.

D. Trend Information

We are not aware of any material recent trends in production, sales and inventory, costs, selling prices, or the state of the order book to report, or any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Accounting for Acquisition of Assets and Stream, Royalty and Other Interests

The Company's business is the acquisition of royalties and other interests. Each royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9 Financial Instruments ("IFRS 9"); and (iii) whether there is a contractual commitment to repay amounts under the royalty and other interests. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty and other interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Resources acquired, future production, metal prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Fair Value of Greenstone Gold Interest

The fair value of the Greenstone Gold Interest was determined by calculating the present value of the future gold deliveries under the Greenstone GPA. The determination of the fair value of the Greenstone Gold Interest at period end requires the use of estimates and assumptions for commodity prices, discount rates and the timing of gold receipts received by the Company under the agreement with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone Gold Interest at period end and the associated change in fair value of the Greenstone Gold Interest recorded in the Statement of Loss and Comprehensive Loss during the period. Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone GPA as at December 31, 2024 (with an associated movement in the Statement of Loss and Comprehensive Loss):

Key assumption	Sensitivity applied to key assumption	Impact on Greenstone GPA asset value at December 31, 2024
Gold price	+/- 10%	+/- US$6.2 million
Discount rate	+/- 1%	+ US$2.9 million / - US$3.2 million

Fair Value of Beedie Convertible Loan Derivative Liability

On October 31, 2023, Versamet entered into Beedie Convertible Loan. The Beedie Convertible Loan contains multiple embedded derivatives which require bifurcation; as all of the embedded derivatives relate to the same risk exposures (foreign exchange on the conversion price and the value of the underlying common shares of the Borrower), they may be combined and accounted for as a single compound embedded derivative. The embedded derivative was fair valued utilizing a combination of the discounted cash flow and partial differential equation modeling approaches. In valuing this embedded derivative, certain estimates and assumptions were used including the Company's share price, volatility, a credit rating, risk-free rate and a credit spread. To the extent that any of these estimates and assumptions changed upon initial recognition, this would have impacted the initial value of the derivative liability and the portion of the Beedie Convertible Loan recorded as a convertible debt liability on the face of the Statement of Financial Position. Such a change in the allocation of value between the derivative liability and the convertible debt liability would also impact the accretion charges and fair value movements in the Statement of Loss and Comprehensive Loss during future periods. Subsequent valuation of the derivative liability each reporting period uses similar estimates and assumptions which could materially impact the value of the derivative liability as at December 31, 2024.  Changes in the key assumptions and estimates of the valuation of the derivative liability would have the following impact on the valuation of the derivative liability as at December 31, 2024 (with an associated movement in the Statement of Loss and Comprehensive Loss):

Key assumption	Sensitivity applied to key assumption	Impact on derivative liability value at December 31, 2024
Risk free rate	+ 1%	US$305,606
Credit spread	+ 1%	US$297,746
Volatility	10% increase	(US$133,138)
Stock price	10% increase	US =$700,680

Attributable Reserve and Resource Estimates

Royalty and other interests are a significant class of assets of the Company, with a carrying value of US$165.4 million at December 31, 2024 (December 31, 2023 - US$92.7 million). This amount represents the capitalized expenditures related to the acquisition of the royalty and other interests net of accumulated depletion and any impairments. Where possible, the Company estimates the Mineral Reserves and Resources relating to each interest. Mineral Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of Mineral Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Mineral Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Reserves or Resources, or the date of initial production from the mine may impact the carrying value of the Company's royalty and other interests and depletion charges. Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Mineral Resources. Included in the non-depletable balance are the remaining Mineral Resources (not included in the depletable balance) and any exploration potential, if applicable. If estimates of the value of the depletable and non-depletable balances of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company's net income and net assets. Changes to depletion rates are accounted for prospectively.

Impairment of Royalty and Other Interests

Assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of their fair values. The assessment of the fair values of royalty and other interests requires the use of estimates and assumptions for Mineral Reserves and Resources, future production, commodity prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions and (v) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Functional Currency

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency if there is a change in events and conditions which determine the primary economic environment.

Income Taxes

The interpretation of new and existing tax laws or regulations in any of the countries in which our royalty and other interests are located or to which shipments of commodities are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Share-based Compensation

Stock options

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the Options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the Options and the number of options expected to vest. The expected term of the Options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given that the Company's shares have not been publicly listed. Any changes in these assumptions and estimates could change the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to share-based payments are disclosed in Note 11 of the Annual Financial Statements.

Restricted Share Units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under our RSU Plan, the Board of Directors has the discretion to determine upon grant whether the RSUs are to be settled in cash or equity.

Where we do not have a present obligation to settle the issued RSUs in cash, the RSUs issued are treated as equity-settled instruments. The fair value of RSUs is determined using the fair value of the RSU at the date of grant and is adjusted based on the number of equity instruments expected to ultimately vest. The fair value of the RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, we re-assess our estimates of the number of awards that are expected to vest and recognize the impact of any revisions to this estimate in equity.

Performance Restricted Share Units

We use a Monte Carlo pricing model to estimate the fair value of PRSUs granted to our directors, officers, employees and consultants. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Changes in these assumptions and estimates could change the fair value of the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to PRSUs are disclosed in Note 11 of the Annual Financial Statements.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors, senior management, and certain employees upon whose work we are dependent.

Name	Age	Position	First Appointed as Director/Senior Management
Gregory Smith	49	Non-Executive Chair and Director	June 28, 2022/ November 7, 2022
Daniel O'Flaherty	44	Chief Executive Officer and Director	April 1, 2025

Victoria McMillan	44	Chief Financial Officer	June 28, 2022
Marcel de Groot	52	Director	January 31, 2022
Michael McDonald	40	Director	July 31, 2024
Elizabeth McGregor	49	Director	May 12, 2025
Mark Backens	63	Director	May 12, 2025
Craig Rollins	44	General Counsel and Corporate Secretary	January 31, 2022/ January 1, 2024

Gregory Smith. Mr. Smith was fundamental in the creation and launch of Versamet since its launch in 2022. Mr. Smith was the President, Chief Executive Officer and a director of Equinox until July 21, 2025. Prior to his time at Equinox, Mr. Smith was the Chief Executive Officer of JDL Gold Corp. at the time of its merger with Luna Gold Corp., where he helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. Prior to his role as Chief Executive Officer of JDL Gold Corp., he held the roles of Chief Executive Officer and founder of Anthem United, President and Chief Executive Officer of Esperanza Resources prior to its sale to Alamos Gold Inc., and Chief Financial Officer of Minefinders Corporation Ltd. prior to its sale to Pan American Silver Corp. Previously Mr. Smith has held management positions at both Goldcorp Inc. and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm. Mr. Smith is a Canadian Chartered Professional Accountant.

Daniel O'Flaherty. Most recently, Mr. O'Flaherty held the position of Chief Executive Officer of Maverix Metals Inc. which he co-founded in 2016.  Maverix Metals was sold to Triple Flag Precious Metals Corp. in 2022 for over US$700 million. He has 20 years of investment banking and executive officer experience in the mining industry. Mr. O'Flaherty was previously the Executive Vice President of Corporate Development at Esperanza Resources, which was acquired by Alamos Gold in 2013. In addition to serving as Executive Vice President of two gold development companies, both of which were acquired, Mr. O'Flaherty was formerly a director in the investment banking team of Scotia Capital in Vancouver focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings. Mr. O'Flaherty holds a Bachelor of Commerce degree, with honors, from the University of British Columbia.

Marcel de Groot. Mr. de Groot is a co-founder and the President of Pathway Capital Ltd. Mr. de Groot has over 20 years of experience in providing strategic support to both private and public companies within the metals and mining space. He has been involved in a number of mergers and acquisitions, financings, and re-organizations including Equinox and Versamet as well as the acquisitions of CIC Resources Inc. (Northern Dynasty Minerals Ltd.), Asanko Gold Inc. acquisition of PMI Gold Corporation, Esperanza Resources Corp. (Alamos Gold Inc.), and Underworld Resources Inc. (Kinross Gold Corp.). Mr. de Groot holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Professional Accountant. Mr. de Groot is also currently Director of Copper Standard Resources Inc. (formerly Level 14 Ventures Ltd.) ("Copper Standard").

Michael McDonald. Mr. McDonald, currently Vice President, Investor Relations, Corporate Development & Treasury  at B2Gold., has more than 15 years of experience in capital markets and joined B2Gold from Gold Standard Ventures Corp. where he served as Vice President, Corporate Development & Investor Relations from 2021. Prior to joining Gold Standard Ventures Corp., he held corporate development and investor relations roles with SSR Mining Inc. from 2010 to 2017, and from 2019 to 2020. From 2017 to 2019, he was Vice President, Metal Sales for Goldcorp Inc. Mr. McDonald started his career in investment banking with CIBC and holds a B.Com. in Finance from the University of British Columbia. Mr. McDonald currently serves on our board pursuant to B2Gold's nomination right. No other shareholder has exercised any such nomination right.

Elizabeth McGregor. Ms. McGregor has over 20 years of financial experience and over 15 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience. Ms. McGregor currently serves as a director on the board of Kinross Gold Corporation and Orla Mining Ltd. Ms. McGregor has a B.A. (Hons) from Queen's University and is a Canadian Chartered Professional Accountant.

Mark Backens. Mr. Backens has over 35 years of global mining experience, most recently serving as Chief Executive Officer of Alio Gold Inc. Previous experience includes directorships with Alio Gold, Timmins Gold, Anthem United, New Strike Capital, Candelaria Mining and Soho Resources. Mr. Backens other experience includes Director of Investment Banking - Mining for Scotia Capital and senior management roles with Meridian Gold, Placer Dome and Goldcorp in areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science Degree in Geological Engineering from South Dakota School of Mines and also holds Partners Directors and Senior Officers Certification. Mr. Backens was formerly a member of AIME, CIM and a Professional Geologist.

Victoria McMillan. Ms. McMillan has been the Chief Financial Officer of Versamet since its launch in 2022. Ms. McMillan has over 20 years of financial experience working across a variety of sectors with a focus on mining and the royalty industry. She has led financial reporting, regulatory, tax and risk management functions. Ms. McMillan has also held various other finance roles within the mining sector including at two mid-tier gold mining companies where she was involved in the execution of mergers and acquisitions, a U.S. listing, as well as the establishment and management of a gold sales function. Ms. McMillan's experience includes 8 years with PricewaterhouseCoopers in both London, United Kingdom, and Vancouver, where she was a senior manager within the assurance practice. Ms. McMillan currently serves as a director on the board of Lundin Mining Corporation and recently completed a four year term from 2021- 2024 as a director on the board of BC Hydro, where she chaired the Audit and Finance Committee. Ms. McMillan holds a Bachelor of Management Studies from the University of Nottingham and she is a Chartered Professional Accountant.

Craig Rollins. Mr. Rollins was fundamental in the creation and launch of Versamet since its launch in 2022. Mr. Rollins is a corporate and securities lawyer advising companies operating in the mining and natural resource sectors. Mr. Rollins' expertise includes complex corporate and commercial transactions, mergers and acquisitions, options and joint ventures, corporate governance, regulatory and stock exchange compliance, stock exchange listings and public offerings. Mr. Rollins has in-house legal counsel experience with several companies in the mining and natural resource sectors, including Pathway Capital Ltd. and Copper Standard, and also brings experience from a preeminent Vancouver based law firm. Mr. Rollins holds his undergraduate and law degrees from the University of British Columbia and the University of Windsor, respectively, and is a practicing member of the Law Society of British Columbia.

There are no family relationships between any of our directors and officers.

Public Company Board Memberships

The following table identifies other public companies for which members of the Board currently serve as directors.

Director	Other Current Board Appointments
Marcel de Groot	Director of Copper Standard Resources Inc. (CSE) Director of Drummond Ventures Ltd. (TSX-V) Green Mountain Resources Ltd. (unlisted) Carbon Streaming Corporation (Cboe Global Markets)

Daniel O'Flaherty	Director of Copper Standard Resources Inc. (CSE)

Elizabeth McGregor	Director of Kinross Gold Corporation (TSX) (NYSE American) Orla Mining Ltd. (TSX) (NYSE American)

B. Compensation

The following table sets out the compensation paid to our directors and senior management for the fiscal year ended December 31, 2024.

Table of Compensation (excluding compensation securities)
Name and position(s)	Year(1)	Base salary (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total Compensation (US$)
Daniel O'Flaherty, Chief Executive Officer and Director(2)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Victoria McMillan, Chief Financial Officer(3)	2024	145,645	138,696	Nil	Nil	Nil	284,341
Craig Rollins, General Counsel and Corporate Secretary(4)	2024	145,645	138,696	Nil	Nil	Nil	284,341
Greg Smith, Non-Executive Chair and Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
Marcel de Groot, Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
Michael McDonald, Director(5)	2024	Nil	Nil	Nil	Nil	Nil	Nil
John Armstrong Former Chief Executive Officer and Director(6)	2024	254,879	277,392	Nil	Nil	Nil	532,271

(1) All compensation in respect of the directors and senior management is paid out in $ and converted to US$ for reporting purposes using the Bank of Canada daily, monthly or annual average exchange rate.

(2) Appointed as Interim Chief Executive Officer on February 28, 2025 and Chief Executive Officer and Director on April 1, 2025. Prior to Mr. O'Flaherty's appointment as Chief Executive Officer, Mr. O'Flaherty was an advisor/consultant to the Company and received only Options in such capacity.

(3) Appointed Chief Financial Officer on June 28, 2022.

(4) Appointed as Corporate Secretary on January 1, 2024. All compensation received by Mr. Rollins was in his capacity as General Counsel.

(5) Appointed on July 31, 2024.

(6) Acted as Chief Executive Officer and a Director from November 7, 2022 to February 28, 2025. All compensation received by Mr. Armstrong was in his capacity as Chief Executive Officer.

Compensation Securities

The following table sets out all compensation securities granted or issued to the directors and senior management by us in the financial year ended December 31, 2024:

Compensation Securities
Name and position(s)	Type of compensation security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry date
Daniel O'Flaherty, Chief Executive Officer	Options RSUs	142,857/142,857 Nil	January 15, 2024	3.50 3.50	January 15, 2029 N/A
Victoria McMillan, Chief Financial Officer	Options RSUs	37,768/37,768 92,321/92,321	January 15, 2024	3.50 3.50	January 15, 2029 N/A
Craig Rollins, General Counsel and Corporate Secretary	Options RSUs	37,768/37,768 92,321/92,321	January 15, 2024	3.50 3.50	January 15, 2029 N/A

Compensation Governance

Introduction

The following discussion describes the significant elements of the compensation program for the "named executive officers" ("NEOs") of the Company, as such term is defined in Canada's Form 51-102F6V - Statement of Executive Compensation - Venture Issuers. During the Company's most recently completed financial year, the NEOs were:

• John Armstrong, Former Chief Executive Officer and Director

• Victoria McMillan, Chief Financial Officer

• Craig Rollins, General Counsel and Corporate Secretary

To achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team.

We intend to design our executive compensation program to achieve the following objectives:

• Provide competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers;

• Motivate our executive team to achieve our strategic and financial objectives, including accretively growing our asset base through the creation and acquisition of royalties, streams and other interests;

• Align the interests of our executive officers with the long-term interests of our shareholders;

• Create a strong pay for performance relationship; and

• Provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of a base salary and bonus. Additionally, from time to time we grant equity-based compensation under our omnibus equity incentive plan (the "Omnibus Plan"). We believe that equity-based compensation awards motivate our executive officers to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our shareholders. While we anticipate that our proposed executive officer compensation program will be effective at attracting and maintaining executive officer talent, we intend to continue evaluating our compensation practices on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team. We intend to review the compensation of our executive team on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors that may become relevant as we compete in the market.

Compensation-Setting Process

Our Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee shall perform the functions customarily performed by compensation committees and any other functions assigned by the Board. See "- Other Board Committees".

Our Board will adopt a written charter for our Compensation Committee setting out its responsibilities for designing and administering our compensation programs and reviewing the level and nature of the compensation payable to our directors and executive officers. Our Compensation Committee's oversight will include reviewing objectives and performance and ensuring that total compensation paid is fair, reasonable and consistent with the objectives and philosophy of our compensation program.

Trading Restrictions

All of our directors, officers and employees will be subject to our securities trading policy. This policy will prohibit trading in our securities while in possession of material undisclosed information about the Company. Further, our securities trading policy will prohibit the communication of material non-public information, from insiders to any person, including family or friends. The insiders will also be prohibited from making any recommendations or express opinions on the basis of material non-public information for the purpose of or in the context of trading in the Company's securities of any other public company when having knowledge that has not been generally disclosed.

The Company will observe blackout periods prior to quarterly and annual financial statements announcements. Regular Blackout Periods will commence (a) one calendar week before the scheduled release of the Company's quarterly financial statements; or (b) two calendar weeks before the scheduled release of the Company's annual financial statements, and end at the opening of the market on the second full trading day following the date of the public disclosure of the applicable financial statements. In addition, the Company may deem it appropriate to apply an extraordinary Blackout Period by issuing notice instructing specified individuals not to trade in the securities of the Company or any other public company under special circumstances and until otherwise notified.

Components of Compensation

Compensation of the majority of our executive officers is expected to include three main components: (i) base salary; (ii) bonus; and (iii) long-term equity incentives granted from time to time under the Omnibus Plan. Executive officers will be entitled to the reimbursement of reasonable expense and benefits but perquisites and benefits are not expected to be a significant element of compensation for our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries will be determined on an individual basis taking into account the scope of the executive officer's responsibilities, their prior experience and their position relative to relevant peers in the market. Base salaries will be reviewed annually and may be increased if warranted, or necessary to maintain market competitiveness. In addition, base salaries can be adjusted upwards throughout the year to reflect promotions or other increases in the scope or breadth of an executive officer's role or responsibilities.

Bonus

Executive officers will be considered for participation in an annual bonus which will be payable in cash and/or equity at the ultimate election of the Compensation Committee.

Omnibus Plan

The material features of our Omnibus Plan are summarized below.

Purpose

The purpose of the Omnibus Plan is:

(a) to increase the interest in the Company's Directors, Employees and Consultants ("Eligible Participants") who share responsibility for the business management and growth of the Company;

(b) to provide an incentive to such Eligible Participants to continue their services to the Company or a subsidiary and to motivate such Eligible Participants whose skills, experience, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success;

(c) to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and

(d) to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

"Participant" means any Eligible Participant that is granted one or more Awards (as defined herein) under the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of Options, RSUs and performance share units ("PRSUs" or together with RSUs, "Share Units"), share appreciation rights ("SARs"), and deferred share units ("DSUs") (each an "Award" and, collectively, the "Awards"). All Awards are granted by an agreement, certificate or other instrument or document evidencing the Award granted under the Omnibus Plan (an "Award Agreement").

Plan Administration

The Omnibus Plan is administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board. If such committee is appointed for this purpose, all references to the "Board" in the Omnibus Plan will be deemed references to such committee.

Subject to the provisions of the Omnibus Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operation of the Omnibus Plan as it may deem necessary or advisable. The interpretation, administration, construction and application of the Omnibus Plan and any provisions thereof made by the Board will be final and binding on the Company, its subsidiaries and all Eligible Participants.

Nothing contained in the Omnibus Plan prevents the Board from adopting other or additional Share Compensation Arrangements (as defined herein) or other compensation arrangements, subject to any required approvals.

Shares Available for Awards

The number of Common Shares reserved for issuance, in the aggregate, pursuant to the settlement or exercise of Awards granted under the Omnibus Plan will be equal to a maximum of 10% of the issued and outstanding Common Shares ("Issued Shares") from time to time, less the number of Common Shares reserved for issuance pursuant to any other stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares from treasury (each, a "Share Compensation Arrangement").

Limits on Grants

1. In no event will the Omnibus Plan, together with all other previously established and outstanding Share Compensation Arrangements, permit at any time:

(a) the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) must not exceed 10% of the Issued Shares at any point in time;

(b) the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the Issued Shares, calculated as at the date any Award is granted or issued to any Insider; or

(c) the maximum aggregate number of Issued Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (as defined and where permitted under the Omnibus Plan, any companies that are wholly owned by that Person) must not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person, unless the Company has obtained the requisite disinterested shareholder approval.

2. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Award is granted or issued to the Consultant.

3. The maximum aggregate number of Issued Shares that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate must not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

4. Investor Relations Service Providers may not receive any Awards other than Options.

5. Upon authorization by the Board of the exercise of an Option on a "cashless exercise" basis pursuant to Section 3.7(3) of the Omnibus Plan or "net exercise" basis pursuant to Section 3.7(4), the number of Options exercised, surrendered or converted, and not the number of Issued Shares actually issued by the Company, will be included in calculating the Option limits set forth in Section 2.4(1)(b) and Section 2.5 of the Omnibus Plan. Notwithstanding the forgoing, any Award that has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no securities have been issued, will continue to be issuable under the Omnibus Plan.

Description of Awards

Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the Option Price. For greater certainty, the Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury. For the avoidance of doubt, no dividend equivalents shall be granted in connection with an Option.

The price per Common Share to be payable upon the exercise of each Option will be determined and approved by the Board when the applicable Option is granted, and will not be less than the Market Price as of the Grant Date, less any discount permitted by the TSXV or if the Common Shares are not listed and posted for trading on the TSXV at a particular date, such other stock exchange or trading platform upon which the Common Shares are listed and posted for trading and which has been designated by the Board (the "Exchange"). Under the Omnibus Plan, "Market Price" means (a) if the Common Shares are then listed on the TSXV, the closing price per Common Share on the TSX-V on the last trading day prior to the particular date as of which the Market Price is required to be determined, (b) if the Common Shares are not listed on the TSXV, the closing price per Common Share on any other Exchange on which the Common Shares are then listed (and, if more than one, will be the Exchange on which the majority of trading in the Common Shares occurs) on the last trading day prior to such date, or (c) if the Common Shares are not listed on any Exchange as of such date, such price as is determined solely by the Board, acting reasonably and in good faith, and such determination will be conclusive and binding on all Persons.

The Board will determine, at the time of granting a particular Option, the period during which such Option is exercisable, which will not be more than 10 years after the Grant Date and which may be shortened in accordance with the Omnibus Plan and the applicable Award Agreement.

Prior to its expiration or earlier termination in accordance with the Omnibus Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion.

The Board may, on terms established by it in its sole discretion and in accordance with Exchange policies, permit an Option to be exercised by way of a "cashless exercise" basis.

Restricted and Performance Share Units

Under the Omnibus Plan, a Share Unit means a right, including a RSU or a PRSU, awarded to a Participant to receive a payment subject to the terms and conditions of the Omnibus Plan, and includes Cash-or-Share Settled Share Units and Share-Settled Share Units.

A "Cash-or-Share Settled Share Unit" is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to, unless such Share Unit expires prior to being settled, receive a cash payment equal to the Market Price or, in the sole discretion of the Company, one Common Share, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant.

A "Share-Settled Share Unit" is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to acquire, unless such Share Unit expires prior to being settled, one Common Share from treasury, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant. For greater certainty, the Company is obligated to issue and deliver a Common Share on the due settlement of a Share-Settled Share Unit and will have no independent discretion to settle any Share-Settled Share Unit in cash or other property.

Subject to the provisions of the Omnibus Plan, restrictions and conditions on vesting of any Share Unit may, without limitation, be based on the passage of time during continued employment or other service relationship (RSU), the achievement of specified Performance Criteria (PRSU), or both.

Subject to the provisions of the Omnibus Plan and any shareholders or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive Share Units; (b) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date(s) on which such Share Units will be granted; (c) determine the relevant conditions, vesting provisions (including the applicable Performance Period (as defined in the Omnibus Plan) and Performance Criteria, if any) and the Restriction Period (as defined in the Omnibus Plan) of each Share Unit; and (d) determine any other terms and conditions applicable to each Share Unit, which need not be identical and which may include non-competition provisions, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Share Unit agreement, and the Exchange rules.

Notwithstanding the Board's discretion over vesting provisions, in respect of any Share-Settled Share Unit, a Participant may elect, in advance of the Vesting Date (as defined in the Omnibus Plan) for such Share-Settled Share Unit (as defined in the Omnibus Plan), to defer the Redemption Date by filing with the Company an election.

Each grant of a Share Unit will be evidenced by a Share Unit agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

Share Appreciation Rights

A SAR is an Award granted to a Participant for future services to be rendered that, upon settlement, entitles such Participant to receive cash and/or Common Shares, as determined by the Company in its sole discretion, equal to the Appreciation Value of such SAR. Under the Omnibus Plan, "Appreciation Value" means, in respect of any SAR, an amount equal to the Market Price on the date the SAR is settled less the base value for the SAR determined by the Board and specified in the applicable Award Agreement (the "Base Value"), which Base Value will not be less than the Market Price on the Grant Date.

Subject to the provisions of the Omnibus Plan, the terms of any applicable SAR Agreement, and any shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive SARs; (b) fix the number of SARs, if any, to be granted to each Eligible Participant and the date(s) on which such SARs will be granted; (c) determine whether, on settlement of an SAR, a Participant will be entitled to a payment of cash or Common Shares (or a combination); (d) determine the Base Value of the SARs; and (e) determine the relevant conditions and vesting provisions of each SAR; provided that no such condition or restriction will cause the SAR to constitute a "salary deferral arrangement" within the meaning of Section 248(1) of the Income Tax Act (Canada) (the "ITA").

Each SAR shall expire on the earlier of: (a) December 15th of the calendar year in which such Performance Criteria (as defined in the Omnibus Plan) and/or other vesting conditions applicable to such SAR as determined by the Board at the time of grant of the SAR are achieved; and (b) the fifth anniversary of the date such SAR was granted.

Deferred Share Units

A DSU is an Award for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Common Shares, as determined by the Board in its sole discretion, unless such DSU expires prior to being settled.

The aggregate of all amounts which may be received in respect of a DSU will depend, at all times, on the fair market value of shares of the capital stock of the Company or of a corporation related (within the meaning of the ITA) thereto at a time that is within the period that commences one year prior to the Participant's Termination Date (as defined in the Omnibus Plan) and ends at the time the amount is received. For greater certainty, no Participant, nor any Person who does not deal at arm's length, within the meaning of the ITA, with such Participant, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted, under the Omnibus Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant, for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Common Shares or the shares of any corporation related, within the meaning of the ITA, to the Company.

Subject to the provisions of the Omnibus Plan, any shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive DSUs; (b) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date(s) on which such DSUs will be granted; and (c) determine the relevant conditions and vesting provisions for such DSUs, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Award Agreement, and the Exchange rules.

Subject to the vesting and other conditions and provisions in the Omnibus Plan and any applicable Award Agreement, each DSU will entitle the Participant to receive, on settlement, a cash payment equal to the Market Price or, in the sole discretion of the Board, one Common Share, or any combination of cash and Common Shares as the Company in its sole discretion may determine. For greater certainty, no Participant will have any right to demand to be paid in, or receive, Common Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Company to settle any DSU, or portion thereof, in the form of Common Shares, the Company reserves the right to change such form of payment at any time until payment is actually made.

Each grant of a DSU will be evidenced by an Award Agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

General Conditions Applicable to Options

Except as otherwise provided in any Employment Agreement or Consulting Agreement or in any Award Agreement, each Option will be subject to the following conditions:

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant will terminate automatically and become void immediately. For the purposes of the Omnibus Plan, the determination by the Company that a Participant was discharged for Cause will be binding on such Participant. "Cause" will include, among other things, gross misconduct, theft, fraud, breach of confidentiality, breach of the Company's code of conduct and any other reason determined by the Company to be cause for termination.

Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of their employment or service relationship with the Company or a subsidiary being terminated without Cause: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such termination, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant's Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of their resignation from the Company or a subsidiary: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such resignation, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant's Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Retirement/Permanent Disability. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days from the date of retirement or the date on which the Participant ceases their employment or service relationship with the Company or any subsidiary by reason of permanent disability (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Death. Upon a Participant ceasing to be an Eligible Participant by reason of death: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option will cease to be exercisable on the earlier of (i) the date that is 12 months after the Participant's death or (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board may determine, in its sole discretion but subject to applicable laws, that such Participant's participation in the Omnibus Plan will be terminated, provided that all vested Options will remain outstanding and in effect until the applicable exercise date, or such earlier date determined by the Board in its sole discretion. Notwithstanding the foregoing, the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Consulting Agreement or Award Agreement with respect to the time of termination of any Option, the terms of such Employment Agreement, Consulting Agreement or Award Agreement will govern unless prohibited by applicable law.

General Conditions Applicable to Awards other than Options

Except as otherwise provided in any Employment Agreement or Consulting Agreement or in any Award Agreement, each Award, other than Options, will be subject to the following conditions:

Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of their resignation from the Company or a subsidiary, the Participant's participation in the Omnibus Plan will be terminated immediately, all Awards, other than Options, credited to such Participant's account that have not vested will be forfeited and cancelled, and the Participant's rights that relate to such participant's unvested Awards will be forfeited and cancelled on the Termination Date.

Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of such Participant's: (a) death, (b) retirement, (c) Termination of Service for reasons other than for Cause, (d) employment or service relationship with the Company being terminated by reason of injury or disability, or (e) being eligible to receive long-term disability benefits, all unvested Awards, other than Options, in the Participant's account as of such date relating to a Restriction Period in progress will be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Awards, other than Options, the date of such action is the Vesting Date, provided that the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Consulting Agreement or Award Agreement with respect to the time of termination of any Award, the terms of such Employment Agreement, Consulting Agreement or Award Agreement will govern unless prohibited by applicable law.

Change of Control

In the event of a potential Change of Control, the Board will have the power, in its sole discretion, subject to Exchange and shareholder approval, if required, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board will have the power, in its sole discretion, to (a) provide that any or all Options will thereupon terminate, provided that any such outstanding Options that have vested will remain exercisable until the consummation of such Change of Control, and (b) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Common Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in Section 8.2 of the Omnibus Plan is not completed within the time specified therein (as the same may be extended), then notwithstanding Section 8.2 or the definition of "Change of Control": (i) any conditional exercise of vested Options will be deemed to be null, void and of no effect, and such conditionally exercised Options will for all purposes be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to the exercise of Options which vested pursuant to Section 8.2 will be returned by the Participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to Options which vested pursuant to Section 8.2 will be reinstated. In the event of a Change of Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action will be the Vesting Date of such Share Units.

Assignment

Each Award granted under the Omnibus Plan is personal to the participant and will not be assignable or transferable by the participant, whether voluntarily or by operation of law, except by will or by the laws of descent and distribution.

Amendment

The Board may amend the Omnibus Plan or any Award at any time without the consent of the Participants (except as permitted by the provisions of the Omnibus Plan), provided that any such amendment will not adversely alter or impair the rights of any Participant and is in compliance with applicable law, including the prior approval of the Exchange or, if required, any other regulatory body having authority over the Company.

Unless such approval is required by law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Board may make the following types of amendments to the Omnibus Plan without seeking approval of shareholders:

(a) any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the Exchange or any other regulatory body to which the Company is subject;

(b) any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Omnibus Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correcting any grammatical or typographical errors, or amending the definitions contained within the Omnibus Plan;

(c) any amendment regarding the administration or implementation of the Omnibus Plan;

(d) any other amendment that does not require the approval of shareholders under applicable laws and regulatory requirements.

Director Compensation

The Company also has a compensation program for the Company's members of the Board and its committees. The compensation of the directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of the Company's shareholders.

The Board, on the recommendation of its Compensation Committee, will be responsible for reviewing and approving any changes to the directors' compensation arrangements. In consideration for serving on our Board, each director will be paid an annual retainer consisting of RSUs and/or stock options. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

Exercise of Options and Compensation Securities by NEOs and Directors

During the year ended December 31, 2024, no compensation securities granted under the Omnibus Plan were exercised by NEOs or directors of the Company.

External Management Companies

The Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or directors and the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Employment, Consulting and Management Agreements

John Armstrong, Former Chief Executive Officer and Director

Mr. Armstrong served as our Chief Executive  Officer from November 2022 until February 2025. Under his  employment agreement, Mr. Armstrong received a base salary of C$350,000, was eligible for an annual performance-based cash bonus targeted at 80% of base salary, and participated in our long-term equity incentive plans, including initial grants of stock options, RSUs and PRSUs. The agreement also included customary provisions regarding termination and change of control. Mr. Armstrong's employment agreement terminated upon his departure in February 2025.

Mr. Armstrong's employment agreement provided for base salary, potential annual cash bonuses and/or potential annual equity-based compensation bonuses, benefits and participation in the Omnibus Plan.

Daniel O'Flaherty, Chief Executive Officer and Director

Mr. O'Flaherty's employment agreement provides for base salary, an annual cash and/or equity performance bonus, benefits and participation in the Omnibus Plan.

The employment agreement with Mr. O'Flaherty specifies the amounts or benefits payable, including severance, to Mr. O'Flaherty in the event that his employment is terminated. See "Termination and Change of Control Benefits" below for further details. Mr. O'Flaherty's employment agreement also contains customary confidentiality covenants.

Victoria McMillan, Chief Financial Officer

Mrs. McMillan receives an annual base salary of  $200,000, is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. Upon execution of her agreement, she received a grant of 750,000 Pre-Split stock options vesting over three years. If terminated without cause, Mrs. McMillan is entitled to three months' notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of her average bonus for the prior two years or her target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, she is entitled to three months' salary plus two times annual base salary, a bonus equal to two times the greater of her average bonus for the prior two years or her target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

Mrs. McMillan's employment agreement provides for base salary, potential annual cash bonuses and/or potential annual equity-based compensation bonuses, benefits and participation in the Omnibus Plan.

The employment agreement with Mrs. McMillan specifies the amounts or benefits payable, including severance, to Mrs. McMillan in the event that her employment is terminated. See "Termination and Change of Control Benefits" below for further details. Mrs. McMillan's employment agreement also contains customary confidentiality covenants.

Craig Rollins, General Counsel and Corporate Secretary

Mr. Rollins receives an annual base salary of $200,000, is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. If terminated without cause, Mr. Rollins is entitled to three months' notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months' salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

Mr. Rollins' employment agreement provides for base salary, potential annual cash bonuses and/or potential annual equity-based compensation bonuses, benefits and participation in the Omnibus Plan.

The employment agreement with Mr. Rollins specifies the amounts or benefits payable, including severance, to Mr. Rollins in the event that his employment is terminated. See "Termination and Change of Control Benefits" below for further details. Mr. Rollins' employment agreement also contains customary confidentiality covenants.

Termination and Change of Control Benefits

For a summary of the termination and Change of Control benefits provided under the Omnibus Plan, please refer to the "Components of Compensation - Omnibus Equity Incentive Plan" section above. The tables below provide a summary of the termination and Change of Control benefits provided under the NEOs' employment agreements and the anticipated incremental payments associated with various termination events (assuming the termination events occurred on the final receipt of this Registration Statement):

Chief Executive Officer

	Severance	Bonus	Benefits
Involuntary Termination: Not for Cause	3 months notice + 18 months base salary	1.5 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	3 months notice plus 18 months severance period, subject to stock exchange rules, vested options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 18 months.
Change of Control(1)	3 months notice + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	2 years All equity compensation fully vests and subject to stock exchange rules, options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 24 months.

(1) Eligible if termination without cause occurs within 12 months following the Change of Control event.

Other Executive Officers

	Severance	Bonus	Benefits
Involuntary Termination: Not for Cause	3 months notice + 12 months base salary	1.5 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	3 months notice plus 12 months severance period, subject to stock exchange rules, vested options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.
Change of Control(1)	3 months notice + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	2 years All equity compensation fully vests and subject to stock exchange rules, options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.

(1) Eligible if termination without cause occurs within 12 months following the Change of Control event.

Involuntary Termination
Name	Not for Cause	Change of Control
Daniel O'Flaherty(1)	$1,050,228	$1,367,761
Victoria McMillan	$538,063	$838,101
Craig Rollins	$538,063	$838,101

(1) Appointed as Chief Executive Officer on April 1, 2025.

C. Board Practices

Corporate Governance

We recognize that exemplary corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices. The disclosure set out below describes our approach to corporate governance in accordance with Canada's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

Board of Directors and Director Independence

Our Board consists of six directors, four are considered to be independent under Canadian securities laws. Under the BCBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting of shareholders and who are entitled to vote. The directors will be elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110"). Pursuant to Section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect material relationship which could, in the view of our Board, be reasonably expected to interfere with a director's exercise of independent judgment. Despite the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of an issuer is considered to have a material relationship with an issuer. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the six directors on our Board, three are "independent" and two are not considered "independent" within the meaning of applicable Canadian securities laws as a result of their respective relationships with us. Gregory Smith and Daniel O'Flaherty are not considered to be independent by the Board. Mr. O'Flaherty is not independent because he is currently the Company's Chief Executive Officer and despite Mr. Smith receiving no consideration for his past executive role with the Company, Mr. Smith was Chief Executive Officer of the Company from late June to early November 2022.

Our Board believes that given its size and structure it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the independent members of our Board hold in camera meetings with members of management and certain non-independent directors not in attendance, as part of regularly scheduled Board meetings. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board.

Orientation and Continuing Education

We do not have a formal orientation and continuing education program; however, new directors meet with the Chair, members of senior management and our secretary. New directors are also informally provided with an orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to each committee's mandate.

Ethical Business Conduct / Global Code of Ethical Conduct

Versamet has adopted a number of policies and guidelines that impart the way directors, officers and employees are expected to conduct themselves and the manner in which they should operate. Our Code provides the foundation of these policies and guidelines and is applicable to all employees, officers, and directors. The Code sets out the ethical rules and standards to which each individual must comply and be accountable. The Code provides the fundamental tenets through which the Company can achieve its commitments to: operate in a responsible manner that complies with applicable laws, rules and regulations; promote the avoidance of conflicts of interest promote the prompt reporting of violations of the Code; provide a safe and inclusive workplace; provide accountability for adherence to the Code; and provide full, fair, true, timely and plain disclosure.

Nomination of Directors

The nominees for election by shareholders as directors is determined by our Governance and Nominating Committee ("GN Committee") in accordance with the provisions of applicable corporate law and the charter of our GN Committee. See "- Other Board Committees".

Compensation of Directors

Director compensation is determined by our Compensation Committee ("Compensation Committee") in accordance with the provisions of applicable corporate law and the charter of our Compensation Committee. See "- Other Board Committees".

Director Assessment

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director may be required to provide an assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, periodically. Such evaluations take into account the competencies and skills each director is expected to bring to his particular role on the Board or on a committee, as well as any other relevant factors.

Board, Chair and Chief Executive Officer Mandates

Our Board has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management's performance in conjunction with the Company's compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals. The Board's fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company's strategic direction.

Our Board has adopted a formal mandate of the Chair, which sets out the Chair's key responsibilities, including, among others, duties relating to Board meetings, information flow to Board members, shareholder meetings and other functions as may be delegated to the Chair by the Board from time to time.

Our Board has adopted a formal mandate of the Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties relating to: providing corporate strategy and leadership; responsibility for corporate communication; fostering appropriate corporate culture, ethics and integrity; business and risk management; and discussing goals and objectives of senior management and the Chief Executive Officer.

Other Board Committees

Our Board has also established three committees: the Compensation Committee, the GN Committee and the audit committee (the "Audit Committee").

Compensation Committee

Our Compensation Committee is comprised of Gregory Smith (chair), Elizabeth McGregor and Michael McDonald and is to be comprised no less than three directors, at least a majority of whom, together with the committee chair, are persons determined by our Board to be independent directors within the meaning of NI 58-101. The Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee performs the functions customarily performed by compensation committees and any other functions assigned by the Board, including:

• Overseeing and recommending for approval by the Board the executive compensation principles, policies, programs, processes and grants of equity-based incentives and processes.

• Considering and recommending annually or as required for approval by the Board all forms of compensation for the Chief Executive Officer.

• Annually reviewing all forms of compensation for executive officers.

• Annually reviewing directors' compensation and recommending any changes to the Board for consideration.

• Reviewing the compensation discussion & analysis and related executive compensation disclosure for inclusion in the Company's public disclosure documents, in accordance with applicable rules and regulations.

• Reviewing with the Chief Executive Officer any proposed major changes in organization or personnel.

• Reviewing the annual overall performance of the Chief Executive Officer and reporting annually to the Board on this assessment.

• Overseeing the implementation and administration of benefit plans and reviewing any proposed major changes in benefit plans and recommending for approval any change requiring Board action.

• Reviewing, monitoring, reporting, and where appropriate, providing recommendations to the Board on the Company's exposure to risks related to executive compensation policies and practices, if any, and identifying compensation policies and practices that mitigate any such risk.

Further particulars of the process by which compensation for our executive officers will be determined is provided under "Executive Compensation".

Governance and Nominating Committee

Our GN Committee is comprised of Marcel de Groot (chair), Gregory Smith and Mark Backens and is to be comprised of no less than three directors, at least a majority of whom, together with the committee chair, are persons determined by our Board to be independent directors within the meaning of NI 58-101.

The GN Committee is responsible for: (a) developing the Company's approach to governance issues and the Company's response to the corporate governance guidelines; (b) subject to any investor rights agreement or similar agreements which may exist from time to time between the Company and certain shareholders, reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board and management. The GN Committee also assists the Compensation Committee in its oversight responsibilities relating to the nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and Chief Financial Officer. In addition, the GN Committee is responsible for periodically reviewing the Company's policies with regards to matters relating to disclosure, trading of securities, governance, ethics, the environment, and health and safety and taking steps to resolve issues of compliance with respect to Board members and executive officers.

In addition, pursuant to investor rights agreements entered into with B2Gold, Equinox, Tether and Lundin, each such shareholder is entitled, for so long as it holds at least 10% of our outstanding common shares, to designate one individual for nomination to our board of directors. If a shareholder elects not to nominate a director, in certain cases it may instead appoint an observer to attend board meetings. Our management is required to support and vote in favor of such nominees, provided they meet applicable eligibility criteria.

Audit Committee

Our Audit Committee is comprised of Elizabeth McGregor (chair), Marcel de Groot and Michael McDonald and is to be comprised of no less than three directors and, subject to the permitted venture issuer exemptions contemplated by Part 6 of NI 52-110, each member shall be independent and financially literate within the meaning of NI 52-110. Our Audit Committee will initially comprise Elizabeth McGregor, who will act as chair of this committee, Marcel de Groot and Michael McDonald, all of whom have been determined by our Board to be "financially literate" within the meaning of NI 52-110. All three current members of the Audit Committee are considered "independent" within the meaning of NI 52-110.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

• financial reporting and related financial disclosure;

• risk management;

• internal control over financial reporting and disclosure controls and procedures;

• the annual independent audit of the Company's financial statements;

• legal and regulatory compliance;

• related party transactions; and

• compliance with public disclosure requirements.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(e) an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(f) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(g) an understanding of internal controls and procedures for financial reporting.

For additional details regarding the relevant education and experience of each member of our Audit Committee, see "Directors and Executive Officers - Biographical Information Regarding our Directors and Executive Officers".

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor or the external auditor of any subsidiaries, unless such pre-approval is otherwise appropriately delegated by the Audit Committee, or if the Audit Committee adopts appropriate policies and procedures for the engagement of non-audit services.

D. Employees

As at December 21, 2024, we had eight employees, seven of whom are located in Vancouver, Canada and one employee located in the Cayman Islands.

E. Share Ownership

The following table sets forth the share ownership of the individuals in Item 6.B at ♦, 2025:

Name	Number of Shares	Percentage(1)
Gregory Smith(2)	1,200,967	1.29%
Daniel O'Flaherty(3)	2,222,370	2.38%
Marcel de Groot(4)	1,650,681	1.77%
Michael McDonald(5)	Nil	N/A
Elizabeth McGregor(6)	1,400	0.001%
Mark Backens(7)	Nil	N/A
Victoria McMillan(8)	48,684	0.05%
Craig Rollins(9)	1,907,010	2.04%

(1) Based on 93,367,340 Common Shares issued and outstanding at date of this Registration Statement.

(2) Mr. Smith holds 280,000 Options (240,000 with an exercise price of $3.50 per share and expiry date of September 1, 2027; 40,000 with an exercise price of $4.00 per share and expiry date of May 12, 2030) and 18,750 RSUs.

(3) Mr. O'Flaherty holds 292,763 Options (142,857 with an exercise price of $3.50 per share and expiry date of January 15, 2029; 149,906 with an exercise price of $4.00 per share and expiry date of January 15, 2030), 200,000 RSUs and 400,000 PRSUs.

(4) Mr. de Groot holds 190,000 Options (150,000 with an exercise price of $3.50 per share and expiry date of September 1, 2027; 40,000 with an exercise price of $4.00 per share and expiry date of May 12, 2030) and 18,750 RSUs.

(5) Mr. McDonald holds 40,000 Options (with an exercise price of $4.00 per share and expiry date of May 12, 2030) and 18,750 RSUs.

(6) Ms. McGregor holds 40,000 Options (with an exercise price of $4.00 per share and expiry date of May 12, 2030) and 18,750 RSUs.

(7) Mr. Backens holds 40,000 Options (with an exercise price of $4.00 per share and expiry date of May 12, 2030) and 18,750 RSUs.

(8) Ms. McMillan holds 267,406 Options (150,000 with an exercise price of $3.50 per share and expiry date of September 1, 2027; 37,768 with an exercise price of $3.50 per share and expiry date of January 15, 2029; and 79,638 with an exercise price of $4.00 per share and expiry date of January 15, 2030) and 124,196 RSUs.

(9) Mr. Rollins holds 267,406 Options (150,000 with an exercise price of $3.50 per share and expiry date of September 1, 2027; 37,768 with an exercise price of $3.50 per share and expiry date of January 15, 2029; and 79,638 with an exercise price of $4.00 per share and expiry date of January 15, 2030) and 124,196 RSUs.

 See Item 6.B, "Compensation" for a description of our Omnibus Plan.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

 To the best of our knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our Common Shares.

Name	Number and type of securities	Type of Ownership	Percentage of Class(1)	Percentage of Class (fully diluted)(2)

B2Gold	30,460,525	Beneficial and of record	32.62%	31.04%

Tether	11,827,273	Beneficial and of record	12.67%	12.05%

Lundin	11,827,272	Beneficial and of record	12.67%	12.05%

Equinox	11,617,915	Beneficial and of record	12.44%	11.84%

Regal	6,928,500	Beneficial and of record	7.42%	7.06%

(1) Based on 93,367,340 issued and outstanding Common Shares at the date of this Registration Statement.

(2) Based on 98,118,886 outstanding Common Shares on a fully diluted basis, assuming the exercise of all outstanding warrants, RSUs, PRSUs and options.

In addition to their shareholdings, our significant shareholders have rights under investor rights agreements that may increase their influence over our affairs. These rights include director nomination and board observer rights, pre-emptive or "top-up" rights to maintain ownership levels in future financings, piggyback registration rights in connection with registered offerings, and certain information rights. The agreements also contain customary transfer restrictions, standstill covenants and termination provisions. Pursuant to the investor rights agreement described under "Item 10.C - Material Contracts," B2Gold has the right to nominate one member of our board of directors. Michael McDonald currently serves on our board pursuant to B2Gold's nomination right. No other shareholder has exercised any such nomination right.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. To the best of our knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

As of ♦, 2025, approximately 0.83% of our Common Shares were beneficially owned by holders in the United States. As of ♦, 2025, there were 40 record holders of our Common Shares in the United States.

B. Related Party Transactions

Other than as disclosed below and elsewhere in this Registration Statement, since the beginning of our preceding three financial years ended December 31, 2024 there have been no transactions or loans between our company and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b) associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family (close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);

(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals' families; and

(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

Equinox

Effective June 28, 2022, Equinox is considered to be a related party of the Company as a result of its share ownership in Versamet and the ability of Equinox to nominate a representative to the Board. On October 31, 2023, we also entered into the Greenstone GPA with Regal and Equinox, pursuant to which, after taking into consideration the syndication of 30% of the Greenstone GPA to Regal, Versamet paid US$52.5 million (70% of a total US$75 million) to Equinox in exchange for the Greenstone Gold Interest.

See Item 4.A, "History and Development of the Company - Key Developments" for more information about our transactions with Equinox.

B2Gold

As a result of the Transaction, effective June 5, 2024, B2Gold is considered to be related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the Board.

See Item 4.A, "History and Development of the Company - Key Developments" for more information about our transactions with B2Gold.

Compensation to Key Management Personnel

Our compensation cost for key management personnel was US$1,984,352, US$1,498,299, and US$824,755 for the years ended December 31, 2024, 2023, and 2022, respectively.

For information regarding compensation for our directors and senior and management, see the information under Item 6.B. "Compensation".

C. Interest of experts and counsel

Not applicable.

ITEM 8:  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Litigation

There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, or that involve any third party (including any governmental proceedings) which may have, or have had in the recent past, significant adverse effects on our financial position, as described in this document.

B. Significant Changes

Other than as disclosed below and elsewhere in this Registration Statement, there have been no significant changes in our financial condition since the most recent financial statements for the year ended December 31, 2024.

On April 30, 2025, we repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of $26,084,680.

In connection with the closing of the Kolpa CPA, we entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to US$60 million with a US$15 million accordion feature. The new Credit Facility included an updated maturity date of April 30, 2028 and an approximate 25 basis point reduction to the drawn interest spread.

In connection with the Appian transaction, on September 24, 2025 we amended and expanded the Credit Facility to the Upsized Credit Facility. The Upsized Credit Facility is comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the Term Loan. As of the date of this Registration Statement, the balance drawn on or outstanding under the revolving credit facility is US$97 million and in addition, the full US$80 million of the Term Loan is outstanding.

See Item 4.A, "History and Development of the Company - Key Developments" for more information about the repayment of the CLA and amendment to the Credit Facility.

ITEM 9:  THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our Common Shares is the TSXV. Our Common Shares are listed on the TSXV under the trading symbol "VMET". We are filing this Registration Statement in anticipation of the listing of our Common Shares on Nasdaq.

As of the date of this Registration Statement, our authorized capital consisted of an unlimited number of Common Shares without par value. Our issued and outstanding Common Shares are fully paid.

Our Common Shares are in registered form and the transfer of our Common Shares is managed by our transfer agent, TSX Trust Company. In connection with the Listing, we have appointed Endeavour Trust Corporation as our transfer agent in the United States.

For additional details regarding our Common Shares, see Item 10.A, "Share Capital".

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Shares are publicly traded on the TSXV under the symbol "VMET". We are filing this Registration Statement in anticipation of the listing of our Common Shares on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10:  ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value. As at September 30, 2025, there were 93,367,340 Common Shares outstanding. As at [November 20, 2025] there were 93,367,340 Common Shares issued and outstanding.

Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by us. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of our assets among its shareholders for the purpose of winding-up our affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by us of all of our liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of our Common Shares on a pro rata basis. Our Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to our Common Shares under our Articles of Incorporation must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Outstanding Options

As of the date hereof, there are 3,334,031 Options (as defined herein) outstanding entitling the holders, upon vesting of such Options, to acquire one Common Share at exercise prices of $3.50 or $4.00 per Common Share. The following table sets forth the aggregate number of Options which are outstanding as of the date of this Registration Statement:

Holder of Options	Number of Options Held	Exercise Price ($ per Common Share)	Grant Date & Vesting	Expiry Date
All executive officers and past executive officers of Versamet, as a group(1)	1,056,950	$3.50/$4.00	Varied	5 years from Grant Date
All directors and past directors (who are not also executive officers) of Versamet, as a group(2)	790,000	$3.50/$4.00	Varied	5 years from Grant Date
All other employees and past employees of Versamet, as a group	1,097,081	$3.50/$4.00	Varied	5 years from Grant Date
All consultants of Versamet, as a group	390,000	$3.50/$4.00	Varied	5 years from Grant Date
Total	3,334,031	-	-	-

(1) Total of four persons.

(2) Total of six persons.

Outstanding RSUs

As of the date hereof, there are 1,017,515 RSUs (as defined herein) outstanding entitling the holders, upon vesting of such RSUs, to acquire one Common Share without payment of any additional consideration. The following table sets forth the aggregate number of RSUs which are outstanding as of the date of this Registration Statement:

Holder of RSUs	Number of RSUs Held	Value as of the date of Grant ($ per Common Share)	Grant Date	Final Vesting Date
All executive officers and past executive officers of Versamet, as a group(1)	448,393	$3.50/$4.00	Varied	Varied
All directors and past directors (who are not also executive officers) of Versamet, as a group(2)	93,750	$4.00	January 15, 2025	Deferred
All other employees and past employees of Versamet, as a group(3)	475,372	$3.50/$4.00	Varied	Varied
Total	1,017,515	-	-	-

(1) Total of three persons.

(2) Total of five persons.

(3) Total of three persons.

Outstanding PRSUs

As of the date hereof, there are 400,000 PRSUs (as defined herein) outstanding entitling the holder, upon vesting of such PRSUs, to acquire one Common Share without payment of any additional consideration. The following table sets forth the aggregate number of PRSUs which are outstanding as of the date of this Registration Statement:

Holder of PRSUs	Number of PRSUs Held	Value as of the date of Grant ($ per Common Share)	Grant Date	Time Vesting Conditions(2)	Performance Vesting Conditions(2)
All executive officers and past executive officers of Versamet, as a group(1)	400,000	$4.00	April 1, 2025	April 1, 2026	40-day VWAP greater than or equal to $1.40(3) at any time prior to April 1, 2028
Total	400,000	-	-	-	-

(1) Total of one person.

(2) Both the Time Vesting Conditions and Performance Vesting Conditions must be satisfied for the PRSUs (as defined herein) to vest.

(3) Calculated by dividing the total value by the total volume of the Common Shares traded for 40 consecutive trading days.

For a description of the Company's Omnibus Plan, see "Executive Compensation - Omnibus Plan".

Three-Year Prior Share Issuances

2023

Concurrent with the transactions which closed on October 31, 2023, Regal Funds Management Pty Limited as trustee for the Regal subscribed for 34,642,500 Pre-Split Common Shares at a price of $0.70 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance) for total proceeds of US$17.5 million. Further, on the same date, Beedie Capital subscribed for 7,918,285 Pre-Split Common Shares at a price of $0.70 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance) for total proceeds of US$4 million.

During the fourth quarter of 2023, we acquired two royalty assets from Sandstorm for total consideration of US$25 million comprising US$10 million in cash and US$15 million in Common Shares (29,557,436 Pre-Split Common Shares issued at a price of $0.70 per Pre-Split Common Share, considered to be the fair value of the Common Shares upon issuance). Of the total Pre-Split Common Shares issued, 1,979,571 are held in escrow subject to certain milestones being met; in the event such milestones are not met these Common Shares will be returned to us and cancelled.

On three occasions during the year ended December 31, 2023, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. We satisfied a total of US$17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 33,837,247 Pre-Split Common Shares to Sandstorm at a price of $0.70 per Pre-Split Common Share.

In December 2023, we closed a financing issuing 11,507,141 Pre-Split Common Shares at $0.70 per Pre-Split Common Share for proceeds of US$6.0 million. No costs were incurred in connection with this share issuance.

Interest expense of US$267,513 was recognized for the period from October 31, 2023 to December 31, 2023 in relation to the Beedie Convertible Loan, of which US$115,537 was paid in Common Shares (218,580 Pre-Split Common Shares at a price of $0.70 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance)).

2024

On March 28, 2024, we settled US$163,650 of interest owing to Beedie Capital for the quarter ended March 31, 2024 in Common Shares by issuing 316,544 Pre-Split Common Shares at a price of $0.70 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance).

On June 5, 2024, we issued 122,049,971 Pre-Split Common Shares at $0.80 per Pre-Split Common Share to B2Gold as consideration in connection with the B2Gold Transaction. In addition, on June 5, 2024, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. We satisfied a total of US$14.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 24,179,193 Pre-Split Common Shares to Sandstorm at a price of $0.80 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance).

On August 13, 2024, we issued 17,469,844 Pre-Split Common Shares at $0.80 per Pre-Split Common Share to B2Gold as consideration in connection with the B2Gold Transaction. Further, on August 13, 2024, B2Gold subscribed for 12,872,812 Pre-Split Common Shares at $0.80 per Pre-Split Common Share for total gross cash proceeds of US$7.5 million.

On September 30, 2024, we settled US$166,872 of interest owing to Beedie Capital for the quarter ended September 30, 2024 in Common Shares by issuing 282,118 Pre-Split Common Shares at a price of $0.80 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance).

On December 31, 2024, we settled US$157,500 of interest owing to Beedie Capital for the quarter ended December 31, 2024 in Common Shares by issuing 283,185 Pre-Split Common Shares at a price of $0.80 per Pre-Split Common Share (considered to be the fair value of the Common Shares upon issuance).

2025

On March 3, 2025, we issued 93,750 Pre-Split Common Shares in connection with the redemption of 93,750 outstanding Pre-Split RSUs.

On March 31, 2025, we issued 278,076 Pre-Split Common Shares at $0.80 per Pre-Split Common Share to Beedie Capital for the quarterly PIK interest payment under the CLA.

On May 9, 2025, we issued 2,646,250 Pre-Split Common Shares in connection with the redemption of 2,646,250 outstanding Pre-Split RSUs.

B. Memorandum and Articles of Association

Incorporation

The Company was formed under BCBCA on January 31, 2022 by way of an amalgamation of Rosedale (incorporated October 21, 2011) and Lunde (incorporated October 12, 2018), both private royalty companies incorporated under the BCBCA. On June 13, 2022, the Company changed its name from "Rosedale Resources Ltd." to "Sandbox Royalties Corp." in anticipation of acquiring royalty portfolios from each of Sandstorm and Equinox, which closed on June 28, 2022. On June 5, 2024, the Company changed its name from "Sandbox Royalties Corp." to "Versamet Royalties Corporation" in connection with acquiring a royalty portfolio from B2Gold.

The Company's head office and registered and records office is located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6. A copy of our Notice of Articles may be obtained from the Registrar of Companies of British Columbia.

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors' Powers

Our Articles of Incorporation do not contain any special provision with respect to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the BCBCA, which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the BCBCA. The BCBCA also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 13.5 of our Articles of Incorporation provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable expenses that he or she may incur in and about the business of the Company.

No independent quorum is required when the board is making decisions on directors' remuneration.

Section 8.1 of our Articles of Incorporation provides that our directors may from time to time on behalf of the Company:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Qualifications of Directors

Section 13.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value. All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Procedures to Change the Rights of Shareholders

Our Articles of Incorporation do not contain any special provision with respect to actions necessary to change the rights of our shareholders. The rights of our shareholders may be changed by altering our Notice of Articles and Articles of Incorporation in accordance with procedures set out in Sections 256 to 265 of the BCBCA.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company's Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company's shareholders

Meetings

Section 10.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting. The percentage vote required to pass an ordinary resolution at a shareholder meeting is a simple majority, which is any amount greater than 50%.

According to Section 10.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company's records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

According to Section 11.3 of our Articles of Incorporation the number of shareholders that must be present at a meeting to constitute a quorum is one person present or represented by proxy.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the BCBCA, our Notice of Articles or Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada) (the "Investment Canada Act"), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote Common Shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our Common Shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. An investment in our Common Shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding Common Shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding Common Shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such Common Shares. Certain transactions in relation to our Common Shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The BCBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the BCBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.

United States federal securities laws require us to disclose, in our Annual Report on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the BCBCA.

C. Material Contracts

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which we are a party entered into in the two years preceding the date of this Registration Statement:

(a) Investor Rights Agreements. We are party to investor rights agreements with each of B2Gold Corp. (June 5, 2024), Equinox Gold Corp. (June 28, 2022), Tether Investments S.A. de C.V. (November 17, 2025), and NEMESIA S.à.R.L. (November 17, 2025). These agreements were entered into in connection with share issuances or asset acquisition transactions. Each agreement provides the counterparty with certain rights, including board nomination and observer rights (subject to ownership thresholds), participation and top-up rights in future financings, piggyback registration rights, and access to information, as well as customary transfer restrictions and standstill covenants. Copies of these agreements are filed as exhibits to this Annual Report and are incorporated herein by reference;

(b) the Greenstone GPA;

(c) Kolpa CPA; and

(d) Escrow Agreement dated May 12, 2025, amongst B2Gold, Sandstorm, Equinox, Gregory Smith, the spouse of Gregory Smith, Daniel O'Flaherty (through Vandelay Industries SEZC, a company wholly-owned by Mr. O'Flaherty), the spouse of Daniel O'Flaherty, Marcel de Groot, the spouse of Marcel de Groot, Craig Rollins and any investment banks that hold shares of the foregoing persons, and TSX Trust Company.

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our Common Shares.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the Common Shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares. Certain transactions relating to the Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

E. Taxation Certain United States Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the Common Shares that are applicable to U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder ("Treasury Regulations"), judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion is of a general nature only, does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of their circumstances and does not constitute tax advice to any particular holder of Common Shares.  Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Common Shares. This discussion only deals with a beneficial owner that holds Common Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

(a) securities broker-dealers;

(b) persons that hold Common Shares as part of a hedging or integrated financial transaction or a straddle;

(c) persons whose functional currency is not the U.S. dollar;

(d) U.S. expatriates;

(e) persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Common Shares;

(f) partnerships or other pass-through entities;

(g) regulated investment companies or real estate investment trusts;

(h) banks, thrifts, mutual funds and other financial institutions;

(i) insurance companies;

(j) traders that have elected a mark-to-market method of accounting;

(k) tax-exempt organizations and pension funds;

(l) controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

(m) persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of the Company; and

(n) persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

As used herein, "U.S. Holder" means a beneficial owner of the Common Shares that is (i) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (b) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Common Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the Common Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the Common Shares.

Ownership and Disposition of the Common Shares if the Company is a PFIC

PFIC Status of the Company

The rules governing PFICs can have adverse tax effects on U.S. Holders.  In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation's gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation's assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Because we did not have active business income, for the taxable year ending December 31, 2024, the Company expects that it may be a PFIC for its prior tax years and may be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Company during the current tax year or any prior tax year. If the Company was a PFIC as to a U.S. Holder at any time during such U.S. Holder's holding period of Common Shares, then (absent certain elections, discussed below under "-PFIC Consequences") it would continue to be a PFIC as to such U.S. Holder and as to such Common Shares.

U.S. Holders should consult their own tax advisors regarding the Company's potential PFIC status.

PFIC Consequences

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation qualifies as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any "excess distribution" by the corporation to the holder, unless the holder elects to treat the PFIC as a "qualified electing fund" ("QEF") or makes a "mark-to-market" election, each as discussed below. An "excess distribution" is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder's holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder's holding period are allocated rateably to each day of the U.S. Holder's holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder's holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder's holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the regular tax for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of shares cannot be treated as capital, even if a U.S. Holder held such shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder's shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF Election effective beginning with the first taxable year in the holder's holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF Election is required to include in income its pro rata share of the PFIC's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF Election is effective after the first taxable year during the holder's holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. A QEF Election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF Election, the corporation must annually provide or make available to the holder certain information.

As an alternative to making a QEF Election, a U.S. Holder may make a "mark-to-market" election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder's adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder's adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder's holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered "marketable" for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

It is also possible that one or more of the subsidiaries of a PFIC is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, including the amount and nature of a subsidiary's income, as well as the market valuation and nature of a subsidiary's assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF Election with respect such a subsidiary, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if the first-tier PFIC receives a distribution from, or dispose of all or part of its interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC.

A U.S. Holder who owns Common Shares during any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

Ownership and Disposition of the Common Shares if the Company is Not a PFIC

The discussion below would apply to a U.S. Holder if the Company is not a PFIC, or if the Company ceases to be a PFIC (and the U.S. Holder is not a Non-Electing U.S. Holder that would continue to be treated as holding stock of a PFIC as described under "-Default PFIC Rules").

Distributions on the Common Shares

Subject to the discussion under the heading "Ownership and Disposition of the Common Shares if the Company is a PFIC," A U.S. Holder that receives a distribution with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as determined for U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares, causing a reduction in the U.S. Holder's adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See "Sale, Exchange or Other Taxable Disposition of the Common Shares" below. The Company, however, does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

So long as the Company is eligible for benefits under the Treaty (as defined under "Certain Canadian Federal Income Tax Consequences for United States Holders" in this Registration Statement), dividends a U.S. Holder receives from the Company will be "qualified dividend income" if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder will be subject to a reduced maximum U.S. federal income tax rate.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source "passive category" income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Common Shares

Subject to the discussion under the heading "Ownership and Disposition of the Common Shares if the Company is a PFIC," a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Common Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in the Common Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Common Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Common Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Accordingly, each U.S. Holder should consult with its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership and disposition of our Common Shares.

Certain Canadian Federal Income Tax Consequences for United States Holders

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Canadian Tax Act") and the Canada-United States Tax Convention (1980), as amended, (the "Treaty") to the holding and disposition of the Common Shares.

Comment is restricted to beneficial owners of the Common Shares, who, at all relevant times and for purposes of the Canadian Tax Act and the Treaty: (i) are not (and are not deemed to be) resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Treaty; (iii) do not use or hold, and are not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada; (iv) deal at arm's length with and are not affiliated with the Company; (v) hold the Common Shares as capital property; and (vi) are not an "authorized foreign bank" (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a "US Resident Holder"). Generally, a US Resident Holder's Common Shares will be considered to be capital property of the holder provided that the US Resident Holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the Common Shares in the course of carrying on a business of trading or dealing in securities.

Certain U.S. resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Treaty. US Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty and related compliance requirements based on their particular circumstances.

This summary is based upon the current provisions of the Canadian Tax Act and the Treaty in effect as of the date hereof, the Company's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing and publicly available prior to the date hereof and all specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted in the form proposed. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary does not otherwise anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations of acquiring, holding or disposing of Common Shares and is not intended and should not be construed as legal or tax advice to any particular US Resident Holder. No representations with respect to the income tax consequences to any holder of the Common Shares are made herein. The tax consequences of acquiring, holding and disposing of the Common Shares will vary according to the holder's particular circumstances.  Accordingly, holders of the Common Shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

Currency

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rates determined in accordance with the Canadian Tax Act.

Dividends

Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a US Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid or credited to a US Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a US Resident Holder that is a company that owns, directly or indirectly, at least 10% of the Company's voting shares). US Resident Holders should consult their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.

Disposition of Common Shares

A US Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such US Resident Holder on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless the Common Share constitutes "taxable Canadian property" to the US Resident Holder thereof for purposes of the Canadian Tax Act at the time of the disposition, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Common Shares generally will not be "taxable Canadian property" to a US Resident Holder provided that, at the time of the disposition or deemed disposition, the Common Shares are listed on a "designated stock exchange" for purposes of the Canadian Tax Act (which currently includes the TSX-V and Nasdaq), unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) (i) the US Resident Holder, (ii) persons with whom the US Resident Holder did not deal at arm's length, (iii) a partnership in which the US Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the persons and partnerships described in (i) through (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Canadian Tax Act), or options in respect of or interests in, or, for civil law, rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the Common Shares may be deemed to be "taxable Canadian property".

Even if a Common Share is taxable Canadian property to a US Resident Holder, any capital gain realized upon the disposition or deemed disposition of such Common Share may not be subject to tax under the Canadian Tax Act if the Common Shares are "treaty-protected property" (as defined in the Canadian Tax Act).

A US Resident Holder whose Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

F. Dividends and Paying Agents

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our Common Shares, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, our working capital requirements and such other factors as its directors consider appropriate. There can be no assurance that we will pay dividends under any circumstances. See Item 3.D, "Risk Factors - Risks Related to the Company - Dividends".

G. Statements by Experts

Certain technical and scientific information contained in this Registration Statement was reviewed or approved by Diego Airo, P. Eng., and Vice President, Project Evaluation of Versamet Royalties and a "qualified person" under NI 43-101 and SK1300.

The financial statements of the Company for the years ended December 31, 2024 and 2023 have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report appearing herein.

H. Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC's Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov. We also file our annual reports and other information with the securities regulatory authorities of Canada via SEDAR+ at www.sedarplus.ca.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect our net earnings or the value of financial instruments. Our objective is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

A. Commodity Price Risks

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Our asset portfolio has exposure to commodity prices, predominantly gold. Commodity prices, especially gold, greatly affect our value and the potential value of our property and investments.

B. Currency Risk

Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuation include cash accounts and investments denominated in Canadian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, at December 31, 2024 would not have a material impact on the Company's net earnings and other comprehensive income.

C. Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, and so are not exposed to interest rate risk. Our Credit Facility (as amended) is subject to floating interest rates and depending on the amount drawn down on the Credit Facility (as amended), a movement in the interest rate could have a material impact on our net earnings and comprehensive income.

D. Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company's financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company's investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company's net income (loss) to changes in market prices at December 31, 2024 would change the Company's net income (loss) by US$66,000 as a result of a 10% change in the market price of its investments.

There have been no changes in management's methods for managing market risks since during the years ended December 31, 2024 and 2023.

Please also see the information set forth under Note ♦ on pages F-♦ to F-♦ of our financial statements and related notes included in Item 18.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16:  [RESERVED]

A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

B. CODE OF ETHICS

Not applicable.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

G. CORPORATE GOVERNANCE

Not applicable.

H. MINE SAFETY DISCLOSURE

Not applicable.

I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

J. INSIDER TRADING POLICIES

Not applicable.

K. CYBERSECURITY

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18:  FINANCIAL STATEMENTS

See pages F-1 through F-♦ of this Registration Statement.

ITEM 19:  EXHIBITS

Exhibit Number	Description of Exhibit

1	Notice of Articles
2	Articles
3*	Amended and Restated Gold Purchase Agreement dated October 31, 2023 amongst Equinox Gold Corp., Sandbox Royalties Corp. and Regal Partners Royalties A Pty Limited (CAN 633 203 433)
4.3*	Investor Rights Agreement, dated June 5, 2024, between Versamet Royalties Corporation and B2Gold Corp.
4.4*	Investor Rights Agreement, dated June 28, 2022, between Versamet Royalties Corporation and Equinox Gold Corp
4.5*	Investor Rights Agreement, dated November 17, 2025, between Versamet Royalties Corporation and Tether Investments S.A. de C.V.
4.6*	Investor Rights Agreement, dated November 17, 2025, between Versamet Royalties Corporation and NEMESIA S.à.R.L.
4.7*	Copper Purchase Agreement dated as of April 1, 2025 amongst Versamet Royalties Corporation, Kolpa Canada Ltd. and Endeavour Silver Corp.
4.8*	Acknowledgement and Agreement to be Bound dated November 17, 2025 executed by NEMESIA S.à.R.L.
4.9*	Acknowledgement and Agreement to be Bound dated November 17, 2025 executed by NEMESIA S.à.R.L.
4.10*	Acknowledgement and Agreement to be Bound dated November 17, 2025 executed by Tether Investments S.A. de C.V.
4.11	Equity Incentive Plan

*Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

GLOSSARY OF CERTAIN TECHNICAL TERMS

The following is a glossary of certain technical terms that appear in this Registration Statement.

"AA" means atomic absorption.

"AISC" means all-in sustaining costs.

"BIF" means facies iron formations.

"CIP" means a carbon in pulp.

"concentration" means the process by which crushed, and ground ore is separated into metal concentrates and reject material.

"CRM" means certified reference material.

"cut-off grade" means a calculated minimum metal grade at which material can be mined and processed at break-even cost.

"DDH" means diamond drill holes.

"development" means the process of constructing a mining operation and the infrastructure to support the operation.

"dilution" means the effect of waste or low-grade ore which is unavoidably included in mined ore.

"ECA" means Environmental Compliance Approvals.

"EIS/EA" means environmental impact statement / environmental assessment.

"exploration" means the process of ascertaining the existence, location, extent or quality of a mineral deposit.

"FS" means feasibility study.

"G&A" means general & administration.

"GEO" means Gold Equivalent Ounce.

"g/t" means grams per tonne.

"grade" means the concentration of an element of interest expressed as relative mass units (percentage, parts per million, grams per tonne, ounces per ton, etc.).

"ha" means hectares.

"HPGR" means high pressure grinding roll.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"JORC" means the Joint Ore Reserves Committee Code, 2012 Edition, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

"km" means kilometer.

"koz" means a thousand ounces.

"kt" means a thousand tonnes.

"LOM" means life of mine.

"m" means meter.

"MDMER" means Federal Metal and Diamond Mining Effluent Regulations.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"MIK" means multiple indicator kriging.

"mill" means a facility where ore is finely ground and where ore undergoes physical or chemical treatment to extract the valuable commodities.

"Mineral Reserve" means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a PFS or FS.

"Mineral Resource" means a concentration or occurrence of solid material of economic interest in or on the earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"mineralization" means the process or processes by which a mineral or minerals are introduced into a rock, resulting in a potentially valuable deposit.

"Moz" means million ounces.

"MRE" means mineral resource estimate.

"Mt" means million tonnes.

"Mtpa" means millions of tonnes per annum.

"open pit" means the use of surface mining to extract ore from an open pit. The geometry of the open pit may vary with the characteristics of the ore.

"ore" means a mineral or aggregate of minerals from which metal can be economically mined or extracted.

"orebody" means a sufficiently large amount of ore that is contiguous and can be mined economically.

"ounce" or "oz" means a troy ounce, being 31.1035 grams.

"PEA" means preliminary economic assessment.

"PFS" means preliminary feasibility study.

"Probable Mineral Reserve" means the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

"QA/QC" means quality assurance and quality control.

"RC" means reverse circulation.

"RCGC" means reverse circulation grade control.

"reclamation" means the process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of land used or affected by mining activities to a state of equivalent land capability. Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

"refining" means the process of purifying an impure metal.

"SAG" means semi-autogenous grinding

"t" means a tonne.

"tailings" means the finely ground rock from which valuable minerals have been extracted from concentration.

"tonne" means a metric tonne, being 1 ton equal to 0.9072 tonnes.

"waste" means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

"WSF" means water storage facility.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

VERSAMET ROYALTIES CORPORATION

By:
Name:	Daniel O'Flaherty
Title:	Chief Executive Officer (Principal Executive Officer)

Date: ♦, 2025

Unaudited Condensed
Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Condensed Interim Statements of Financial Position	Expressed in U.S dollars ($000s)

Unaudited

	Note	September 30, 2025 $	December 31, 2024 $
ASSETS
Current
Cash and cash equivalents		2,457	1,431
Trade and other receivables		4,499	369
Prepaid and other assets		135	27
Greenstone gold interest	4	8,616	7,628
		15,707	9,455
Non-current
Investments		1,024	730
Deferred financing costs	7	1,381	-
Greenstone gold interest	4	60,064	54,658
Royalty, stream and other interests	5, 6	322,272	165,406
Total assets		400,448	230,249

LIABILITIES
Current
Trade and other payables	14	1,041	1,233
Credit facilities	7	22,500	-
Convertible debt	8	-	12,334
Convertible debt derivative liability	8	-	3,285
		23,541	16,852
Non-current
Credit facilities	7	154,500	608
Deferred income tax liabilities	10	3,985	1,462
Total liabilities		182,026	18,922

SHAREHOLDERS' EQUITY
Share capital	9	217,335	215,758
Share-based compensation reserve	9	4,738	4,765
Deficit		(2,694)	(7,967)
Accumulated other comprehensive loss		(957)	(1,229)
Total shareholders' equity		218,422	211,327
Total liabilities and shareholders' equity		400,448	230,249

Nature of operations (note 1)

Approved by the Board of Directors on November 12, 2025
"Marcel de Groot"	"Elizabeth McGregor"

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONDENSED INTERIM FINANCIAL STATEMENTS.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	2

Condensed Interim Statements of Income and Comprehensive Income	Expressed in U.S dollars ($000s) Except for per share amounts

Unaudited

	Note	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Sales	4, 12	5,074	2,591	11,984	7,220
Royalty revenue	12	3,044	587	4,413	1,556
Total revenue		8,118	3,178	16,397	8,776

Cost of Sales	4, 12	(3,769)	(2,593)	(10,254)	(7,224)
Depletion	6, 12	(1,624)	(226)	(2,523)	(672)
Gross profit		2,725	359	3,620	880

OPERATING (EXPENSES)/INCOME
Business development expenses		(11)	(20)	(98)	(43)
Change in fair value of Greenstone gold interest	4, 12	4,796	6,624	14,440	12,960
General and administrative expenses		(255)	(87)	(490)	(270)
Professional fees		(329)	(110)	(646)	(329)
Salaries and benefits		(375)	(287)	(1,794)	(888)
Share-based compensation	9	(527)	(380)	(1,170)	(2,023)
Operating income		6,024	6,099	13,862	10,287

OTHER INCOME AND EXPENSE
Change in fair value of convertible debt derivative liability	8, 12	-	494	3,285	202
Finance and interest expense	7, 8, 12	(1,313)	(802)	(8,533)	(2,910)
Foreign exchange (loss) gain		(34)	(137)	(570)	86
Interest income		91	35	115	130
Net income before income taxes		4,768	5,689	8,159	7,795
Income tax expense	10, 12	(1,449)	(1,825)	(2,886)	(2,981)
Net income		3,319	3,864	5,273	4,814

NET INCOME PER SHARE
Basic income per share	9	0.04	0.04	0.06	0.07
Diluted income per share	9	0.03	0.04	0.06	0.07

Weighted average number of common shares outstanding
Basic	9	92,971,426	89,427,398	92,698,748	70,722,408
Diluted	9	95,738,461	90,776,823	94,757,247	71,878,576

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Items that will not subsequently be reclassified to net income
Income (loss) on investments		545	(55)	272	313
Total comprehensive income for the period		3,864	3,809	5,545	5,127

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONDENSED INTERIM FINANCIAL STATEMENTS.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	3

Condensed Interim Statements of Changes in Equity	Expressed in U.S dollars ($000s) Except for per share amounts

Unaudited

	Note	Share capital (Number of shares)	Share capital $	Share-based compensation reserve $	Deficit $	Accumulated other comprehensive income (loss) $	Total $
Balance - December 31, 2023		57,290,991	118,287	2,426	(5,519)	(1,422)	113,772

Shares issued upon conversion of Sandstorm Convertible Note		4,835,839	7,629	-	-	-	7,629
Shares issued pursuant to asset acquisitions	6	27,903,963	81,860	-	-	-	81,860
Shares issued as interest payment	8	119,733	329	-	-	-	329
Shares issued for private placement		2,556,562	7,495	-	-	-	7,495
Share-based compensation	9	-	-	2,023	-	-	2,023
Total comprehensive income		-	-	-	4,814	313	5,127
Balance - September 30, 2024		92,707,088	215,600	4,449	(705)	(1,109)	218,235

Shares issued as interest payment	8	56,637	158	-	-	-	158
Share-based compensation	9	-	-	316	-	-	316
Total comprehensive loss		-	-	-	(7,262)	(120)	(7,382)
Balance - December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment	8	55,615	155	-	-	-	155
Exercise of RSUs	9	548,000	1,422	(1,422)	-	-	-
Share-based compensation	9	-	-	1,395	-	-	1,395
Total comprehensive income		-	-	-	5,273	272	5,545
Balance - September 30, 2025		93,367,340	217,335	4,738	(2,694)	(957)	218,422

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONDENSED INTERIM FINANCIAL STATEMENTS.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	4

Condensed Interim Statements of Cash Flows	Expressed in U.S dollars ($000s)

Unaudited

Cash flows provided by (used in)	Note	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
OPERATING ACTIVITIES
Net income for the period		3,319	3,864	5,273	4,814
Items not affecting cash:
Non-cash cost of sales related to prepaid gold interest	4	2,897	2,075	8,046	5,779
Depletion	6, 12	1,624	226	2,523	672
Share-based compensation	9	527	380	1,170	2,023
Change in fair value of prepaid gold interest	4, 12	(4,796)	(6,624)	(14,440)	(12,960)
Change in fair value of convertible debt derivative liability	8, 12	-	(494)	(3,285)	(202)
Unrealized foreign exchange gain (loss)		5	132	9	(95)
Foreign exchange on convertible debt repaid	8	-	-	518	-
Finance and interest expense (net of interest income)	7, 8, 12	1,222	767	8,418	2,780
Income tax expense	10	1,449	1,825	2,886	2,981
Income taxes paid	10	(111)	(147)	(362)	(389)
Changes in non-cash working capital	13	(1,881)	(126)	(3,539)	(110)
		4,255	1,878	7,217	5,293

INVESTING ACTIVITIES
Acquisition of stream and royalty interests	5	(125,157)	-	(160,247)	(76)
Sale of investment		-	-	-	1,032
		(125,157)	-	(160,247)	956

FINANCING ACTIVITIES
Proceeds from credit facilities	7	126,000	-	181,000	-
Repayment of credit facilities	7	(2,000)	(8,700)	(5,000)	(17,200)
Repayment of convertible debt	8	-	-	(16,390)	-
Proceeds from private placement, net of issue costs		-	7,495	-	7,495
Financing costs and interest paid	7, 8	(1,728)	(213)	(5,526)	(1,584)
		122,272	(1,418)	154,084	(11,289)
Impact of foreign exchange on cash		15	4	(28)	(124)
Increase (decrease) in cash for the period		1,385	464	1,026	(5,164)
Cash - beginning of period		1,072	1,092	1,431	6,720
Cash - end of period		2,457	1,556	2,457	1,556

Supplemental cash flow information (note 13)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONDENSED INTERIM FINANCIAL STATEMENTS.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	5

Notes to the Condensed Interim Financial Statements For the three and nine months ended September 30, 2025 and 2024 Expressed in U.S dollars unless otherwise stated

1. Nature of Operations

Versamet Royalties Corporation ("Versamet" or "the Company") was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company's common shares began trading on the TSX Venture Exchange ("TSXV") on May 20, 2025, under the symbol "VMET".

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.  For all periods presented, all earnings per share and share information in these financial statements and notes are on a post-consolidation basis, reflecting the effect of the five-to-one share consolidation of the Company's outstanding common shares that took effect on September 12, 2025. See note 9.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on November 12, 2025.

2. Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", using accounting policies consistent with IFRS Accounting Standards ("IFRS Accounting Standards" or "IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee, and should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2024.

The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company's most recent audited annual financial statements for the year ended December 31, 2024.

Basis of Presentation

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These condensed interim financial statements are presented in United States dollars and all values are rounded to the nearest thousand, unless otherwise noted.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	6

Changes in Accounting Standards

NEW STANDARDS ISSUED AND NOT YET EFFECTIVE

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance targets). The Company intends to adopt these amendments for the year beginning January 1, 2026.

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company intends to adopt these amendments for the year beginning January 1, 2027.

The Company has not yet commenced the evaluation of the impact of these new standards/amendments.

3. Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the condensed interim financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2024 (which are available as part of the Company's final long form prospectus dated May 12, 2025, available on SEDAR+ at www.sedarplus.ca).

Versamet Royalties	Unaudited Condensed Interim Financial Statements	7

4. Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. ("Equinox")  in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, ("Greenstone") at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox's operating mines. Under the Greenstone gold interest, Equinox retains the option to buy-down deliveries related to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance - December 31, 2023	56,218

Gold deliveries (recognized in cost of sales)	(7,992)
Change in fair value	14,060
Balance - December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(8,046)
Change in fair value	14,440
Balance - September 30, 2025	68,680

Less: Current portion, September 30, 2025	(8,616)
Non-current portion, September 30, 2025	60,064

During the three and nine months ended September 30, 2025, the Company received 1,050 oz and 3,150 oz of gold, respectively, under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $3.6 million and $10.0 million in the three and nine months ended September 30, 2025, respectively; upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $2.9 million and $8.0 million for the three and nine months ended September 30, 2025, respectively. During the nine months ended September 30, 2025, the Company recognized a change in the fair value of the Greenstone gold interest of $14.4 million primarily driven by an increase in consensus gold prices.

Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone gold interest as at September 30, 2025 (with an associated movement in the Statement of Income and Comprehensive Income):

Key assumption	Sensitivity applied to key assumption	Impact on asset value at September 30, 2025
Gold price	-/+ 10%	+/- $6.9 million
Discount rate	-/+ 1%	+ $3.5 million / - $3.2 million

Versamet Royalties	Unaudited Condensed Interim Financial Statements	8

5. Stream and Royalty Acquisitions

Rosh Pinah Zinc Silver Stream and Santa Rita Royalty Acquisitions

On September 24, 2025, the Company entered into an agreement with funds advised by Appian Capital Advisory Limited to acquire a 90% silver stream on Rosh Pinah Zinc's operating mine in Namibia (the "Silver Stream") and an uncapped, life of mine 2.75% net smelter return ("NSR") royalty on Atlantic Nickel's operating Santa Rita mine in Brazil for upfront cash consideration of $125.0 million and contingent consideration of up to $45.0 million upon the following milestones being achieved at the Santa Rita mine:

  $22.5 million upon the processing of the first 1.0 million tonnes of underground ore provided that occurs prior to July 1, 2035; and

  $22.5 million upon Santa Rita achieving a throughput rate of 12,500 tonnes per day from underground ore over a 90-day period, provided that occurs prior to July 1, 2035.

The contingent payments and related assets have not been recognized as they are dependent on uncertain future events which are outside of the Company's control.

After a total of 3.1 million ounces of silver have been delivered under the Silver Stream, Versamet will be entitled to receive 45% of the payable silver for the remaining life of the mine. Versamet will make ongoing cash payments equal to 10% of the spot silver price for each ounce delivered to the Silver Stream.

For an initial period commencing on July 1, 2025, payable silver will based on the production of recovered zinc from the mine (the "Production Index") as follows:

  4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Silver Stream; and

  2,850 ounces of payable silver per million pounds of recovered zinc thereafter.

The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Silver Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable sliver production from the Rosh Pinah Zinc mine.

Both the Silver Stream and Santa Rita royalty have an Effective Date of July 1, 2025. The Company received $1.2 million of Santa Rita royalty related to the period between the Effective Date and closing of the agreement, which was treated as a purchase price adjustment and credited against the acquisition cost of the royalty. In addition, $0.3 million and $0.2 million of costs associated with the acquisition of the Silver Stream and Santa Rita royalty, respectively, were added to the carrying values of the assets held within Royalty, Stream and Other interests (note 6).

Kolpa Copper Stream

In April 2025, the Company entered into an agreement to acquire the right to purchase refined copper equal to the greater of 95.8% of the copper produced and 0.03 pounds of copper per pound of produced lead from Endeavour Silver Corp.'s operating Huachocolpa Uno mine in Peru ("Kolpa") until 6,000 tonnes of refined copper have been delivered, after which Versamet will be entitled to purchase 71.85% of the produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet will have the right to purchase 47.9% of the life of mine copper produced (the "Copper Stream"). Versamet will make ongoing cash payments equal to 10% of the spot price of copper for each tonne of refined copper delivered. As consideration for the Copper Stream, Versamet made an upfront cash payment of $35.0 million. In addition, $0.1 million of costs associated with the acquisition of the Copper Stream were added to the carrying value of the asset held within Royalty, Stream and Other interests (note 6).

Versamet Royalties	Unaudited Condensed Interim Financial Statements	9

6. Royalty, Stream and Other Interests

The carrying amount of the Company's royalty, stream and other interests are as follows:

In $000s	Details %	Product	Cost $	Impairment $	Opening Depletion $	Depletion $	Closing Depletion $	Carrying Amount $
					ACCUMULATED DEPRECIATION
September 30, 2025
Rosh Pinah, Namibia	90.0[1]	Ag	85,336	-	-	-	-	85,336
Kiaka, Burkina Faso	2.7[2]	Au	58,730	-	-	(389)	(389)	58,341
Santa Rita, Brazil	2.75	Ni, Cu, Co, Au	38,963	-	-	(26)	(26)	38,937
Kolpa, Peru	95.8[3]	Cu	35,090	-	-	(1,190)	(1,190)	33,900
El Pilar, Mexico	1.0[4]	Cu	17,490	-	-	-	-	17,490
Mercedes, Mexico	2.0	Au, Ag	16,822	(8,350)	(2,241)	(678)	(2,919)	5,553
Vittangi, Sweden	1.0	Graphite	15,000	-	-	-	-	15,000
Hackett River, Nunavut	2.0	Ag, Cu, Zn, Pb, Au	14,716	-	-	-	-	14,716
Toega, Burkina Faso	2.7[5]	Au	11,205	-	-	-	-	11,205
Mocoa, Colombia	2.0	Cu, Mo	10,000	-	-	-	-	10,000
Blackwater, Canada	0.21	Au	7,538	-	-	(240)	(240)	7,298
Prairie Creek, Canada	1.2	Ag, Zn, Pb	7,514	-	-	-	-	7,514
Mason, Nevada	0.4	Cu, Au, Mo, Ag	4,876	-	-	-	-	4,876
Converse, Nevada	1.0	Au, Ag	4,391	-	-	-	-	4,391
Pilar, Brazil	1.0	Au	5,609	(2,046)	(213)	-	(213)	3,350
Cuiú Cuiú, Brazil	1.5	Au	2,070	-	-	-	-	2,070
Primavera, Nicaragua	1.5	Au, Cu	1,391	-	-	-	-	1,391
Other	Various	Various	904	-	-	-	-	904
Total			337,645	(10,396)	(2,454)	(2,523)	(4,977)	322,272

December 31, 2024
Kiaka, Burkina Faso	2.7[2]	Au	58,730	-	-	-	-	58,730
El Pilar, Mexico	1.0[4]	Cu	17,490	-	-	-	-	17,490
Mercedes, Mexico	2.0	Au, Ag	16,822	(8,350)	(1,398)	(843)	(2,241)	6,231
Vittangi, Sweden	1.0	Graphite	15,000	-	-	-	-	15,000
Hackett River, Nunavut	2.0	Ag, Cu, Zn, Pb, Au	14,716	-	-	-	-	14,716
Toega, Burkina Faso	22.7[5]	Au	11,205	-	-	-	-	11,205
Mocoa, Colombia	2.0	Cu, Mo	10,000	-	-	-	-	10,000
Blackwater, Canada	0.21	Au	7,538	-	-	-	-	7,538
Prairie Creek, Canada	1.2	Ag, Zn, Pb	7,514	-	-	-	-	7,514
Mason, Nevada	0.4	Cu, Au, Mo, Ag	4,876	-	-	-	-	4,876
Converse, Nevada	1.0	Au, Ag	4,391	-	-	-	-	4,391
Pilar, Brazil	1.0	Au	5,609	(2,046)	(213)	-	(213)	3,350
Cuiú Cuiú, Brazil	1.5	Au	2,070	-	-	-	-	2,070
Primavera, Nicaragua	1.5	Au, Cu	1,391	-	-	-	-	1,391
Other	Various	Various	904	-	-	-	-	904
Total			178,256	(10,396)	(1,611)	(843)	(2,454)	165,406

1. Payable silver will be calculated as 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250 koz to the stream and 2,850 ounces of payable silver per million pounds of recovered zinc until the earlier of i) the delivery of 1.35 Moz of silver to the stream or ii) December 31, 2028. Subsequently, payable silver will be 90% of payable silver produced from the mine

2. 2.7% (100% basis) NSR royalty until 2.5 million oz of gold produced, 0.45% NSR royalty on next 1.5 million oz.

3. Once 6,000 tonnes of refined copper have been delivered, have the right to purchase 71.85% of produced copper. Once 10,500 tonnes of refined copper have been delivered, have the right to purchase 47.9% of life of mine produced copper.

4. Increasing to 2% / 3% if Measured & Indicated Resources inclusive of reserves > 3Blbs / 5Blbs copper equivalent.

5. 2.7% NSR royalty (100% basis) until royalty payments total $22.5 million, and 0.45% NSR royalty on next 1.5Moz Au.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	10

7. Credit Facilities

On September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility to $100.0 million with a $25.0 million accordion feature (the "RCF") and added a new $80.0 million term loan facility (the "TL") (together the "Credit Facilities") arranged by Bank of Montreal ("BMO"), as lead arranger, and National Bank of Canada ("NBC"). Amounts drawn on the Credit Facilities are subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The TL is repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20.0 million at maturity on March 31, 2028. The RCF matures on April 30, 2028. Unamortized deferred financing on the Credit Facilities will be amortized over the remainder of the RCF and TL terms. The Credit Facilities are secured by the Company's present and future acquired assets.

Under the Credit Facilities, the Company is required to maintain certain leverage and interest coverage ratios and minimum liquidity amounts. As at September 30, 2025, the Company was in compliance with all of the covenants related to the Credit Facilities.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance - December 31, 2023	19,712

Accrued Interest	1,039
Interest paid	(1,323)
Accretion of discount	180
Repayment	(19,000)
Balance - December 31, 2024	608

Drawdown	181,000
Repayment	(5,000)
Accrued interest	1,782
Interest paid	(1,787)
Accretion of discount	48
Fees reclassified to deferred financing costs	349
Balance - September 30, 2025	177,000

Less: Current portion, September 30, 2025	(22,500)
Non-current portion, September 30, 2025	154,500

The Company has capitalized $1.4 million of deferred financing costs as at September 30, 2025, which relates to $1.1 million of commitment and other fees and $0.3 million of prior period unamortized costs which were reclassified. Amortization of the deferred financing costs for the three and nine months ended September 30, 2025, were $0.1 million and $0.1 million, respectively ($nil for the comparable periods in 2024).

8. Convertible Debt

On October 31, 2023, Versamet entered into a $16.0 million (the C$22.2 million) convertible loan with Beedie Capital Investments Ltd ("Beedie Capital") (the "Beedie Convertible Loan"). The Beedie Convertible Loan was denominated in Canadian dollars, had a term of 5 years and was scheduled to mature on October 31, 2028. Interest on the Beedie Convertible Loan consisted of an 8% base interest rate and a 1.5% paid-in-kind ("PIK") rate, with the PIK rate reducing to 1.0% upon the public listing of the Company. The Company had the option to pay 25-50% of the base interest rate in common shares of the Company, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan could be converted into common shares of the Company, at the option of Beedie Capital, at a price of C$4.20 per common share. The Company had the option to prepay the Beedie Convertible Loan, subject to certain fees.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	11

On April 30, 2025, the Company exercised its prepayment option and repaid and canceled the Beedie Convertible Loan. On repayment, Beedie Capital elected not to convert amounts outstanding into common shares of the Company. Consequently, the Company repaid the full amount of the loan and accrued interest outstanding in cash which resulted in a derecognition of both the Beedie Convertible Loan and the Convertible debt derivative liability related to the conversion option. The derecognition of the Convertible debt derivative liability of $3.2 million resulted in an equivalent gain in the Statement of Income and Comprehensive Income. As a result of the revised repayment date, the Company recognized an increase in the carrying amount of the Beedie Convertible Loan of $3.3 million due to the accelerated recording of the accretion expense with a corresponding increase in finance expense. The Company also incurred $2.4 million of non-recurring prepayment fees which were recognized in finance and interest expense during the nine months ended September 30, 2025.

A continuity of the Beedie Convertible Loan and the Beedie Derivative Liability is as follows:

In $000s		$
Balance - December 31, 2023		12,568

Accrued Interest		1,301
Interest paid		(1,301)
Accrued PIK interest		246
Accretion of discount		564
Foreign exchange gain		(1,044)
Balance - December 31, 2024		12,334

Accrued Interest		417
Interest paid		(417)
Accrued PIK interest		79
Accretion of discount		204
Foreign exchange loss		518
Accelerated accretion of discount due to revised repayment date		3,255
Repayment		(16,390)
Balance - September 30, 2025		-

Amount allocated to Derivative Liability	$
Balance - December 31, 2023		3,685

Change in FVTPL		(400)
Balance - December 31, 2024		3,285

Change in FVTPL		(112)
Derecognition on repayment		(3,173)
Balance - September 30, 2025		-

9. Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On September 12, 2025, the Company consolidated its issued and outstanding common shares on the basis of five (5) pre-consolidation common shares for each one (1) post-consolidation common share (the "Share Consolidation"). As a result of the Share Consolidation, the 466,836,693 pre-consolidation common shares were consolidated to 93,367,340 post-consolidation common shares. The number of common shares issuable, issue prices and exercise price, where applicable, under the Company's stock option, restricted share unit and performance restricted share unit plans were proportionately adjusted based on the ratio of the Share Consolidation. All share and per share information in these financial statements has been adjusted to reflect the Share Consolidation.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	12

Share-based compensation

During the three and nine months ended September 30, 2025 and 2024, the breakdown of the Company's share based compensation was as follows:

In $000s	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Stock options	239	171	597	565
Restricted Share Units	196	167	746	1,332
Performance Restricted Share Units	92	42	(173)	126
Total Share-based compensation expense	527	380	1,170	2,023

STOCK OPTIONS

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding - December 31, 2023	1,906,000

Granted	418,786
Outstanding - December 31, 2024	2,324,786

Granted	1,253,817
Forfeited	(244,571)
Outstanding - September 30, 2025	3,334,032

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the grant date fair value of the stock options granted:

	9 months ended Sept. 30, 2025	9 months ended Sept. 30, 2024
Expected stock price volatility	41.4%	40.0%
Risk-free interest rate	3.1%	3.3%
Expected life of the options	5 years	5 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	5.0%	5.0%
Grant date fair value per option	$1.09	$0.99

Versamet Royalties	Unaudited Condensed Interim Financial Statements	13

As at September 30, 2025, the Company had the following stock options outstanding:

Number outstanding	Exercisable	Exercise Price per Share	Expiry Date	Weighted average life remaining (years)
1,256,000	1,256,000	$3.50	September 1, 2027	1.92
200,000	200,000	$3.50	November 28, 2026	1.16
150,000	100,000	$3.50	February 27, 2028	2.41
150,000	100,000	$3.50	March 20, 2028	2.47
150,000	100,000	$3.50	April 3, 2028	2.51
29,375	29,375	$3.50	November 28, 2026	1.16
330,661	110,220	$3.50	January 15, 2029	3.30
608,996	Nil	$4.00	January 15, 2030	4.30
259,000	Nil	$4.00	May 9, 2030	4.61
200,000	Nil	$4.00	May 12, 2030	4.62
3,334,032	1,895,595	$3.66	-	2.88

RESTRICTED SHARE UNITS ("RSU")

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding - December 31, 2022 & 2023	400,000

Granted	658,826
Outstanding - December 31, 2024	1,058,826

Granted	651,563
Settled	(548,000)
Forfeited	(144,875)
Outstanding - September 30, 2025	1,017,514

The holders of the RSUs have the right to defer receipt of the Common Shares underlying the RSUs upon vesting. As at September 30, 2025, there were 483,521 RSUs which are exercisable and settlement has been deferred at the election of the holder.

The grant date fair value of the RSUs is determined using the market value of the underlying Common Shares at the date of the grant and is adjusted based on the number of RSUs expected to ultimately vest. The weighted average grant date fair value of the RSUs granted during the nine months ended September 30, 2025 was $2.70 per RSU.

PERFORMANCE RESTRICTED SHARE UNITS ("PRSU")

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding - December 31, 2023 & 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding - September 30, 2025	400,000

On February 28, 2025, 400,000 PRSUs were forfeited upon the resignation of the CEO resulting in the reversal of $0.4 million of previously expensed share-based compensation.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	14

On April 30, 2025, the Company granted 400,000 equity-settled PRSUs to the CEO which vest upon the achievement of the following two milestones: (a) the first anniversary of the date of grant, and (b) a 40-day volume weighted average share price for the Company of greater than or equal to C$7.00 at any time prior to April 1, 2028.

The following assumptions were used in a Monte Carlo simulation to estimate the grant date fair value of the PRSUs:

9 months ended Sept. 30, 2025
Expected stock price volatility	43.9%
Risk-free interest rate[1]	Various
Expected life of the options	3 years
Expected dividend yield	0.0%
Forfeiture rate	0.0%
Grant date fair value per PRSU	$1.49

1. The Risk-free rate was based on the Canadian Overnight Index Swap curve as at the grant date.

Earnings per share

Basic and diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Net income for the period	3,319	3,864	5,273	4,814
Basic weighted average number of shares	92,971,426	89,427,398	92,698,748	70,722,408
Basic income per share	0.04	0.04	0.06	0.07

Effect of dilutive securities
Stock options	1,561,933	290,598	859,003	133,408
RSUs	880,231	1,058,827	982,915	1,022,760
PRSUs	324,871	-	216,581	-
Diluted weighted average number of common shares	95,738,461	90,776,823	94,757,247	71,878,576
Diluted earnings per share	0.03	0.04	0.06	0.07

The following table lists the number of potentially dilutive securities which were excluded from the computation of diluted earnings per share because the exercise prices plus any unamortized share-based compensation per share, if relevant, exceeded the average market value of the common shares during the three and nine month periods ending September 30, 2025 of C$7.55 and C$5.40, respectively (C$4.00 and C$3.72 for the comparable periods in 2024).

Number	3 months ended Sept. 30, 2025	3 months ended Sept. 30, 2024	9 months ended Sept. 30, 2025	9 months ended Sept. 30, 2024
Beedie Convertible Loan	-	5,329,875	-	5,310,114

Versamet Royalties	Unaudited Condensed Interim Financial Statements	15

10. Taxation

The tax expense at statutory rates for the Company can be reconciled to the reported income for the periods per the Condensed Interim Statements of Income as follows:

In $000s	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Net income before income tax expense	4,768	5,689	8,159	7,795
Statutory income tax rate	27%	27%	27%	27%
Expected income tax at the statutory rate	1,287	1,536	2,203	2,105

Withholding taxes on royalty revenue	111	146	363	388
Non-deductible expenses	49	123	253	524
Change in unrecognized tax assets	2	20	67	(36)
Total income tax expense	1,449	1,825	2,886	2,981

The breakdown of the income tax expense during the following periods is as follows:

In $000s	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Current income tax expense	111	147	363	389
Deferred income tax expense	1,338	1,678	2,523	2,592
Total income tax expense	1,449	1,825	2,886	2,981

The current tax expense was incurred as a withholding tax payable on the royalty revenue earned from the Mercedes Mine.

11. Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

The Company had a convertible note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024, leaving a remaining balance of nil at September 30, 2025. The Company entered a License agreement with Sandstorm for C$18,000 per month for rent and other shared office costs for total costs C$54,000 and C$159,000 for the three and nine months ended September 30, 2025.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. ("Royal Gold") and Royal Gold became a related party through its acquired share ownership in the Company.

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet. Effective June 5, 2024, Equinox's share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly effective June 5, 2024 is no longer considered to be a related party of Versamet.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	16

The Company entered into the Greenstone gold interest with Equinox during the year ended December 31, 2023 (note 4).

B2Gold

Effective June 5, 2024, B2Gold is considered to be related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Versamet considers its Board of Directors, as well as the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to be key management personnel. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
Salaries and benefits	107	104	1,132	323
Share-based compensation	294	203	528	978
Total	401	307	1,660	1,301

Versamet Royalties	Unaudited Condensed Interim Financial Statements	17

12. Segmented Information

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's CEO, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company's operating segments are considered to be its individual royalties, streams and the Greenstone gold interest and the segment measure of profit or loss is Income (loss) before taxes.

For the three months ended September 30, 2025:

In $000s	Sales $	Royalty revenue $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	497	-	(124)	-	373	498
Cuiú Cuiú, Brazil	-	250	-	-	-	250	250
Greenstone, Canada	3,611	-	(3,621)	-	4,796	4,786	2,886
Kiaka, Burkina Faso	-	1,752	-	(389)	-	1,363	1,751
Kolpa, Peru	1,463	-	(148)	(893)	-	422	1,315
Mercedes, Mexico	-	447	-	(192)	-	255	447
Santa Rita, Brazil	-	98	-	(26)	-	72	98
Total segments	5,074	3,044	(3,769)	(1,624)	4,796	7,521	7,245

Operating expenses [1]	-	-	-	-	-	(1,497)	(970)
Foreign exchange loss	-	-	-	-	-	(34)	(28)
Finance and interest expense net of interest income	-	-	-	-	-	(1,222)	-
Change in fair value of derivative liability	-	-	-	-	-	-	-
Income tax paid	-	-	-	-	-	-	(111)
Movement in working capital	-	-	-	-	-	-	(1,881)
Total Corporate	-	-	-	-	-	(2,753)	(2,990)
Segments & Corporate total	5,074	3,044	(3,769)	(1,624)	4,796	4,768	4,255

1. Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $0.7 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $2.9 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3. Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer.  The gold and copper received from the Greenstone gold interest and Kolpa stream were sold to one customer.

4. Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	18

For the three months ended September 30, 2024:

In $000s	Sales $	Royalty revenue $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Greenstone, Canada	2,591	-	(2,593)	-	6,624	6,622	2,073
Mercedes, Mexico	-	587	-	(226)	-	361	587
Total segments	2,591	587	(2,593)	(226)	6,624	6,983	2,660

Operating expenses [1]	-	-	-	-	-	(884)	(504)
Foreign exchange loss	-	-	-	-	-	(137)	(5)
Finance and interest expense net of interest income	-	-	-	-	-	(767)	-
Change in fair value of derivative liability	-	-	-	-	-	494	-
Income tax paid	-	-	-	-	-	-	(147)
Movement in working capital	-	-	-	-	-	-	(126)
Total Corporate	-	-	-	-	-	(1,294)	(782)
Segments & Corporate total	2,591	587	(2,593)	(226)	6,624	5,689	1,878

1. Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consists of a $0.5 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $2.1 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3. Royalty revenue from the Mercedes royalty is from one customer. The gold received from the Greenstone gold interest was sold to one customer.

4. Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

For the nine months ended September 30, 2025:

In $000s	Sales $	Royalty revenue $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	859	-	(240)	-	619	859
Cuiú Cuiú, Brazil	-	250	-	-	-	250	250
Greenstone, Canada	10,035	-	(10,057)	-	14,440	14,418	8,023
Kiaka, Burkina Faso	-	1,752	-	(389)	-	1,363	1,751
Kolpa, Peru	1,949	-	(197)	(1,190)	-	562	1,752
Mercedes, Mexico	-	1,454	-	(678)	-	776	1,454
Santa Rita, Brazil	-	98	-	(26)	-	72	98
Total segments	11,984	4,413	(10,254)	(2,523)	14,440	18,060	14,187

Operating expenses [1]	-	-	-	-	-	(4,198)	(3,028)
Foreign exchange loss	-	-	-	-	-	(570)	(41)
Finance and interest expense net of interest income	-	-	-	-	-	(8,418)	-
Change in fair value of derivative liability	-	-	-	-	-	3,285	-
Income tax paid	-	-	-	-	-	-	(362)
Movement in working capital	-	-	-	-	-	-	(3,539)
Total Corporate	-	-	-	-	-	(9,901)	(6,970)
Segments & Corporate total	11,984	4,413	(10,254)	(2,523)	14,440	8,159	7,217

1. Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of impairment charges and the change in value of the Greenstone gold interest (and excludes share-based compensation and impairment charges from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.1 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $8.0 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	19

3. Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer.  The gold and copper received from the Greenstone gold interest and Kolpa stream were sold to one customer.

4. Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

For the nine months ended September 30, 2024:

In $000s	Sales $	Royalty revenue $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Greenstone, Canada	7,220	-	(7,224)	-	12,960	12,957	5,775
Mercedes, Mexico	-	1,556	-	(672)	-	883	1,556
Total segments	7,220	1,556	(7,224)	(672)	12,960	13,840	7,331

Operating expenses [1]	-	-	-	-	-	(3,552)	(1,529)
Foreign exchange loss	-	-	-	-	-	85	(10)
Finance and interest expense net of interest income	-	-	-	-	-	(2,780)	-
Change in fair value of derivative liability	-	-	-	-	-	202	-
Income tax paid	-	-	-	-	-	-	(389)
Movement in working capital	-	-	-	-	-	-	(110)
Total Corporate	-	-	-	-	-	(6,045)	(2,038)
Segments & Corporate total	7,220	1,556	(7,224)	(672)	12,960	7,795	5,293

1. Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consists of a $1.4 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $5.8 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3. Royalty revenue from the Mercedes royalty is considered to be from one customer.  The gold received from the Greenstone gold interest was sold to one customer.

4. Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	20

Total Non-Current Assets by Segment

In $000s	September 30, 2025 $	Dec. 31, 2024 $
Investments
Investments	1,024	730

Prepaid gold interest
Greenstone gold interest	60,064	54,658

Royalty, Stream & Other Assets
Rosh Pinah, Namibia	85,336	-
Kiaka, Burkina Faso	58,341	58,730
Santa Rita, Brazil	38,937	-
Kolpa, Peru	33,900	-
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
Prairie Creek, Canada	7,514	7,514
Blackwater, Canada	7,298	7,538
Mercedes, Mexico	5,553	6,231
Mason, Nevada	4,876	4,876
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,070	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	322,272	165,406
Total	383,360	220,794

Total Non-Current Assets by Geographic Region

In $000s	September 30, 2025 $	Dec. 31, 2024 $
North America	121,902	117,414
Africa	155,906	70,665
Central and South America	89,648	16,811
Europe	15,000	15,000
Other	904	904
Total	383,360	220,794

Versamet Royalties	Unaudited Condensed Interim Financial Statements	21

13. Supplemental Cash Flow Information

In $000s	3 months ended Sept. 30, 2025 $	3 months ended Sept. 30, 2024 $	9 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2024 $
CHANGES IN NON-CASH WORKING CAPITAL:
Trade and other receivables and prepaid assets	(2,271)	(90)	(3,047)	21
Trade and other payables	390	(36)	(492)	(131)
Net decrease in cash	(1,881)	(126)	(3,539)	(110)

SIGNIFICANT NON-CASH TRANSACTIONS:
Equity issued for royalty portfolio acquisition	-	10,250	-	81,860
Settlement of convertible note in shares	-	-	-	7,629
Settlement of interest payments in shares (note 8)	-	167	155	329

14. Financial Instruments

As at September 30, 2025, the Company's financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2025 and December 31, 2024.

As at September 30, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,024	1,024	-	-
Greenstone gold interest	68,680	-	-	68,680
Total	69,704	1,024	-	68,680

Versamet Royalties	Unaudited Condensed Interim Financial Statements	22

As at December 31, 2024:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	730	730	-	-
Greenstone gold interest	62,286	-	-	62,286
Beedie Convertible Loan	12,334	-	12,334	-
Beedie Derivative Liability	3,285	-	-	3,285
Total	78,635	730	12,334	65,571

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximate their carrying values at September 30, 2025 and December 31, 2024 due to their short-term nature. The fair value of the Company's Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2025 and the year ended December 31, 2024.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet's royalty, stream and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, stream and the Greenstone gold interest.

The following table shows the Company's contractual obligations as they fall due as at September 30, 2025 and total at December 31, 2024:

In $000s	Within 1 year $	1-5 years $	Over 5 years $	Total Sept. 30, 2025 $	Total Dec. 31, 2024 $
Trade and other payables	1,041	-	-	1,041	1,232
Credit facilities [1]	35,793	170,924	-	206,717	1,153
Beedie Convertible Loan [1]	-	-	-	-	21,784
Total	36,834	170,924	-	207,758	24,169

1. The estimated interest amounts related to the Beedie Convertible Loan and the Credit facilities are included in the table above.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company's control.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	23

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar monetary assets and monetary liabilities as at September 30, 2025, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $0.0 million on net income and $0.1 million on total comprehensive income as at September 30, 2025.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at September 30, 2025 would increase or decrease net income and total comprehensive income by $6.9 million.

15. Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its' activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 7); at September 30, 2025 the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company's operations in the future.

Versamet Royalties	Unaudited Condensed Interim Financial Statements	24

Formerly Sandbox Royalties Corp.
Financial Statements For the years ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Versamet Royalties Corporation:

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Versamet Royalties Corporation (the Company) as of December 31, 2024, December 31, 2023 and January 1, 2023, the related statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2024 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, December 31, 2023 and January 1, 2023, and the financial performance and its cash flows for each of the years in the two year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Notes 2 and 10 to the financial statements, the Company has changed its method of classifying liabilities as current or non-current as of January 1, 2023 due to the adoption of amendments to IAS 1, Presentation of Financial Statements, and included the statement of financial position as of January 1, 2023.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2022.

Vancouver, Canada

November 19, 2025

Financial Statements	2

Statements of Financial Position	(expressed in United States dollars)

	Note	December 31, 2024 $	Restated (note 2) December 31, 2023 $	Restated (note 2) Jan. 1, 2023 $

Asset
Current
Cash and cash equivalents		1,430,897	6,720,217	4,084,448
Note receivable	8	-	-	2,213,369
Trade and other receivables		369,066	421,462	771,685
Prepaid and other assets		26,795	53,877	7,270
Greenstone gold interest	4	7,627,747	5,631,689	-
		9,454,505	12,827,245	7,076,772
Non-current
Investments	5	729,981	1,662,499	1,551,732
Greenstone gold interest	4	54,658,056	50,585,948	-
Royalty and other interests	6, 7	165,406,003	92,662,910	70,582,154
Total assets		230,248,545	157,738,602	79,210,658

Liabilities
Current
Accounts payable and accrued liabilities	16	1,232,088	226,024	111,935
Convertible debt	10	12,333,503	12,567,537	8,830,134
Convertible debt derivative liability	10	3,284,715	3,684,608	-
		16,850,306	16,478,169	8,942,069
Non-current
Revolving credit facility	9	608,442	19,711,609	-
Convertible debt	10	-	7,380,872	6,312,734
Deferred income tax liabilities	12	1,461,965	397,380	212,944
Total liabilities		18,920,713	43,968,030	15,467,747

Shareholders' equity
Share capital	11	215,758,347	118,286,517	66,829,405
Share-based compensation reserve	11	4,764,630	2,425,581	801,191
Deficit		(7,966,644)	(5,519,494)	(2,395,346)
Accumulated other comprehensive loss	5	(1,228,501)	(1,422,032)	(1,492,339)
Total shareholders' equity		211,327,832	113,770,572	63,742,911

Total liabilities and shareholders' equity		230,248,545	157,738,602	79,210,658

Nature of operations (note 1)

Subsequent events (notes 11 & 18)

Approved by the Board of Directors on November 19, 2025

"Marcel de Groot"	"Elizabeth McGregor"

The accompanying notes form an integral part of these financial statements.

Financial Statements	3

Statements of Loss and Comprehensive Loss	(expressed in United States dollars)

	Note	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Revenue	14	12,024,648	3,139,677
Cost of sales	14	(9,989,438)	(1,396,675)
Depletion	14	(842,729)	(900,537)
Gross profit		1,192,481	842,465
Operating expenses
Business development expenses		(49,438)	(33,945)
Change in fair value of Greenstone gold interest	4	14,059,716	4,834,977
General and administrative expenses		(391,206)	(116,714)
Impairment of accounts receivable	14	-	(401,557)
Impairment of royalty interest	7, 14	(8,350,000)	(2,046,222)
Professional fees		(503,774)	(770,003)
Salaries and benefits		(2,016,017)	(901,263)
Share-based compensation	11	(2,564,125)	(1,624,390)
Operating income (loss)		1,377,637	(216,652)
Other income and expense
Foreign exchange gain (loss)		779,957	(386,475)
Finance and interest expense	9, 10	(3,579,139)	(2,010,585)
Change in fair value of convertible debt derivative liability	10	399,893	(3,691)
Interest income		148,219	112,479
Net loss before income tax expense		(873,433)	(2,504,924)
Current income tax expense	12	(509,132)	(434,788)
Deferred income tax expense	12	(1,064,585)	(184,436)
Net loss for the year		(2,447,150)	(3,124,148)
Net loss per share
Basic and diluted	11	(0.03)	(0.08)
Weighted average number of common shares outstanding (basic and diluted)	11	76,201,998	37,083,308
Other comprehensive income for the year
Items that will not subsequently be reclassified to net income (loss)
Income on investments	5	193,531	70,307
Other comprehensive income for the year		193,531	70,307
Total comprehensive loss for the year		(2,253,619)	(3,053,841)

The accompanying notes form an integral part of these financial statements.

Financial Statements	4

Statements of Changes in Equity	(expressed in United States dollars)

	Note	Share capital (Number of shares, issued and fully paid) (note 11)	Share capital $	Share-based compensation reserve $	Deficit $	Accumulated other comprehensive income (loss) $	Total $
Balance - Dec. 31, 2022		33,754,753	66,829,405	801,191	(2,395,346)	(1,492,339)	63,742,911

Shares issued upon conversion of Sandstorm Convertible Note	10	6,767,450	8,880,711	-	-	-	8,880,711
Shares issued for private placement	11	8,512,157	21,500,000	-	-	-	21,500,000
Shares issued pursuant to asset acquisitions	6	5,911,487	15,000,000	-	-	-	15,000,000
Shares issued for private placement	11	2,301,428	5,960,864	-	-	-	5,960,864
Shares issued as interest payment	10	43,716	115,537	-	-	-	115,537
Share-based compensation	11	-	-	1,624,390	-	-	1,624,390
Net loss and comprehensive loss for the year		-	-	-	(3,124,148)	70,307	(3,053,841)
Balance - Dec. 31, 2023		57,290,991	118,286,517	2,425,581	(5,519,494)	(1,422,032)	113,770,572

Shares issued upon conversion of Sandstorm Convertible Note	10	4,835,839	7,629,314	-	-	-	7,629,314
Shares issued pursuant to asset acquisitions	6	27,903,963	81,859,811	-	-	-	81,859,811
Shares issued as interest payment	10	176,370	488,022	-	-	-	488,022
Shares issued for private placement	11	2,556,562	7,494,683	-	-	-	7,494,683
Share-based compensation	11	-	-	2,339,049	-	-	2,339,049
Net income and comprehensive income for the period		-	-	-	(2,447,150)	193,531	(2,253,619)
Balance - Dec. 31, 2024		92,763,725	215,758,347	4,764,630	(7,966,644)	(1,228,501)	211,327,832

The accompanying notes form an integral part of these financial statements.

Financial Statements	5

Statements of Cash Flows	(expressed in United States dollars)

	Note	Year ended December. 31, 2024 $	Year ended December. 31, 2023 $
Cash flows provided by (used in)

Operating activities
Net loss for the year		(2,447,150)	(3,124,148)

Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	7,991,550	1,117,340
Depletion	14	842,729	900,537
Share-based compensation	11	2,564,125	1,624,390
Change in fair value of Greenstone gold interest	4	(14,059,716)	(4,834,977)
Change in fair value of convertible debt derivative liability	10	(399,893)	3,691
Impairment of accounts receivable	14	-	401,557
Impairment of royalty interest	7, 14	8,350,000	2,046,222
Unrealized foreign exchange (gain) loss		(796,539)	382,243
Finance and interest expense (net of interest income)	9, 10	3,430,920	1,898,106
Income tax expense	12	1,573,717	619,224

Changes in non-cash working capital:
Trade and other receivables and prepaid assets		75,863	(95,159)
Accounts payable and accrued liabilities		780,988	117,035
Income taxes paid	12	(509,132)	(434,788)
		7,397,462	621,273
Investing activities
Note receivable	8	-	2,219,592
Acquisition of Greenstone gold interest	4	-	(52,500,000)
Asset acquisitions	6, 7	(75,975)	(10,027,516)
Sale of investment	5	1,032,070	-
		956,095	(60,307,924)
Financing activities
Net proceeds from drawdown on BMO credit facility	9	-	25,649,383
Repayment of BMO revolving credit facility	9	(19,000,000)	(6,330,172)
Net proceeds (repayments) from debt issuances	10	-	15,426,528
Net proceeds from private placements	11	7,494,683	27,460,864
Interest (paid) received	9, 10	(1,987,674)	(15,113)
		(13,492,991)	62,191,490
Impact of foreign exchange on cash		(149,886)	130,930
(Decrease) Increase in cash for the year		(5,289,320)	2,635,769
Cash - beginning of year		6,720,217	4,084,448
Cash and cash equivalents - end of year		1,430,897	6,720,217

Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these financial statements.

Financial Statements	6

Notes to the Financial Statements
For the years ended December 31, 2024 and 2023	Expressed in United States dollars unless otherwise stated

1. Nature of Operations

Sandbox Royalties Corp. changed its name to Versamet Royalties Corporation. ("Versamet" or "the Company") on June 5, 2024. The Company was incorporated under the British Columbia Business Corporations Act on January 24, 2011.  Versamet is the parent entity with no subsidiaries.

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.  For all period presented, all earnings per share and share information in these financial statements and notes are on a post-consolidation basis, reflecting the effect of the five-to-one share consolidation of the Company's outstanding common shares that took effect on September 12, 2025. See note 11.

On August 13, 2024, the Company closed the second and final tranche of the acquisition of a portfolio of royalties (the "B2Gold Royalty Portfolio") from B2Gold Corp. ("B2Gold") in exchange for US$81.8 million in Common Shares of the Company ("Common Shares"), being 27.9 million Common Shares at a price of C$4.00 per Common Share (the "Transaction") (note 6). Additionally, in conjunction with the Transaction, Sandstorm Gold Ltd. ("Sandstorm") agreed to convert the remaining principal outstanding on the Sandstorm Convertible Note into Common Shares at a price of C$4.00 per Common Share (note 10). In connection with the Transaction, Sandbox Royalties Corp. changed its name to Versamet Royalties Corporation.

Sandstorm was acquired by Royal Gold, Inc. on October 20, 2025.  These financial statements refer to transactions between the Company and Sandstorm, all of which occurred prior to October 20, 2025.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 5J3.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on November 19, 2025.

Financial Statements	7

2. Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS Accounting Standards" or "IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Presentation

These financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These financial statements are presented in Untied States dollars, unless otherwise noted.

Material Accounting Policy Information

Cash and cash equivalents

Cash and cash equivalents include cash at bank, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Stream, Royalty and other Interests

Stream, royalty and other interests consist of acquired royalty and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

For asset acquisitions of stream, royalty and other interests that do not constitute a business combination, the identifiable assets acquired are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the assets acquired. Transaction costs are capitalized.

Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. The depletable balance is depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of Proven and Probable Reserves and the portion of Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest. The non-depletable balance is not depleted but along with the depletable balance is evaluated for impairments when events or circumstances indicate that the carrying amount may not be recoverable.

Financial Statements	8

On acquisition of a stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility, commercial viability, and a development decision have been established, at which point the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment. The asset is subject to an impairment test prior to reclassification in accordance with IFRS 6.

Impairment of Stream, Royalty and Other Interests

Evaluation of the carrying values of each stream, royalty or other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual stream, royalty, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal ("FVLCD") and its value in use ("VIU"). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves, as well as exploration potential expected to be converted into Resources or Reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management's expectations. The discount rates used are those which are considered appropriate to the mine in question, its risk profile and the type of commodity. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions or (v) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the interest in previous periods.

Stream, royalty and other interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount.

Greenstone Gold Interest

The Company purchases certain amounts of gold by providing an initial deposit that is recorded as a Greenstone gold interest. The Greenstone gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as FVTPL. The Greenstone gold interest is measured initially at fair value and then subsequently at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income. The difference between the fair value of the gold delivered and the ongoing payments for the gold delivered are recorded as a partial settlement of the Greenstone gold interest and recorded in cost of sales.

Financial Statements	9

When gold is delivered to the Company under the Greenstone gold purchase agreement with Equinox ("GPA" - note 4), the Company initially records the gold as inventory; upon sale of the inventory, the amount in inventory is recognized in cost of sales.

The current portion of the Greenstone gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

Revenue Recognition

Revenue is comprised of revenue earned from royalty interests and from the sale of gold under the GPA.

Revenue recognition on royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Revenue recognition from the sale of gold occurs when control of the gold is transferred to a third-party customer. Revenue is measured as the fair value of the consideration received or receivable.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

Classification

The Company classifies its financial assets in the following measurement categories:

Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and

Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial Statements	10

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its financial instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through OCI ("FVTOCI"): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period in which it arises. The GPA is held at FVTPL.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial liabilities

The Company classifies its financial liabilities into the following categories: financial liabilities at FVTPL and amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Company records the derivative liability on the Beedie Convertible Loan at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Financial Statements	11

Foreign Currency Translation

The Company has a functional currency and presentation currency of the United States dollar.  Foreign currency transactions and balances are translated into the functional currency as follows: (i) monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using average exchange rates for the period. Foreign exchange gains and losses are recognized in profit or loss and presented in the Statement of Income (Loss) and Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate.

Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Statement of Cash Flows.

Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted by the end of the reporting date.

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company's accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A valuation allowance is recorded against any deferred tax asset if it is not probable to be utilized against future taxable profit.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

Share-Based Payments

The Company recognizes share based compensation expense for share purchase options, restricted share units ("RSUs"), performance restricted share units ("PRSUs") and common shares granted to directors, officers, employees and consultants under the Company's equity-based incentive plans.

Financial Statements	12

Share purchase options

The fair value of share purchase options is determined using the Black-Scholes model, with market related inputs as of the grant date. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. The fair value of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company's RSU Plan, the Board of Directors has the discretion to determine upon grant whether the RSUs are to be settled in cash or equity.

Where the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued are treated as equity-settled instruments. The fair value of RSUs is determined using the fair value of the RSU at the date of grant and is adjusted based on the number of equity instruments expected to ultimately vest. The fair value of the RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance restricted share units

The fair values of equity-settled PRSUs with market conditions are estimated using the Monte Carlo method to project the performance of the Company and, if applicable, the relevant market index against which the Company's performance is compared. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Share-based compensation expense related to PRSUs that vest based on market conditions is recognized over the vesting period based on the grant date fair value of the award.

Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

Financial Statements	13

Changes in Accounting Standards

Adoption of new accounting standards in 2024

The following amendments to existing standards have been adopted by the Company commencing January 1, 2024:

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024 and applied retrospectively. The Company has adopted the narrow scope amendments on January 1, 2024. These amendments have resulted in the Company recognizing the Beedie Convertible Loan as a current liability (note 10) and a portion of the Sandstorm Convertible Note as a current liability as at January 1, 2023 (note 10).

New standards issued and not yet effective

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance targets).  The Company intends to adopt these amendments for the year beginning January 1, 2026.

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company intends to adopt these amendments for the year beginning January 1, 2027.

The Company has not yet commenced the evaluation of the impact of these new standards/amendments.

Financial Statements	14

3. Significant Accounting Estimates and Judgments

The preparation of these financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting estimates and judgements applied in these financial statements are as follows:

Accounting for Acquisition of Assets and Stream, Royalty and Other Interests

The Company's business is the acquisition of royalties and other interests. Each royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9 Financial Instruments ("IFRS 9"); and (iii) whether there is a contractual commitment to repay amounts under the royalty and other interests. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty and other interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Resources acquired, future production, metal prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Fair Value of Greenstone Gold Interest

The fair value of the Greenstone gold interest was determined by calculating the present value of the future gold deliveries under the GPA. The determination of the fair value of the Greenstone gold interest at period end requires the use of estimates and assumptions for commodity prices, discount rates and the timing of gold receipts received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Loss and Comprehensive Loss during the period.  Changes in each of the following key assumptions and estimates would have the following impact on the value of the GPA as at December 31, 2024 (with an associated movement in the Statement of Loss and Comprehensive Loss):

Key assumption	Sensitivity applied to key assumption	Impact on GPA asset value at December 31, 2024
Gold price	+/- 10%	+/- $6.2 million
Discount rate	+/- 1%	+ $2.9 million / - $3.2 million

Financial Statements	15

Fair Value of Beedie Convertible Loan Derivative Liability

On October 31, 2023, Versamet entered into a $16 million convertible loan with Beedie Capital (the "Beedie Convertible Loan"). The Beedie Convertible Loan contains multiple embedded derivatives which require bifurcation; as all of the embedded derivatives relate to the same risk exposures (foreign exchange on the conversion price and the value of the underlying common shares of the Borrower), they may be combined and accounted for as a single compound embedded derivative. The embedded derivative was fair valued utilizing a combination of the discounted cash flow and partial differential equation modeling approaches. In valuing this embedded derivative, certain estimates and assumptions were used including the Company's share price, volatility, a credit rating, risk-free rate and a credit spread. To the extent that any of these estimates and assumptions changed upon initial recognition, this would have impacted the initial value of the derivative liability and the portion of the Beedie Convertible Loan recorded as a convertible debt liability on the face of the Statement of Financial Position. Such a change in the allocation of value between the derivative liability and the convertible debt liability would also impact the accretion charges and fair value movements in the Statement of Loss and Comprehensive Loss during future periods.  Subsequent valuation of the derivative liability each reporting period uses similar estimates and assumptions which could materially impact the value of the derivative liability as at December 31, 2024.  Changes in the key assumptions and estimates of the valuation of the derivative liability would have the following impact on the valuation of the derivative liability as at December 31, 2024 (with an associated movement in the Statement of Loss and Comprehensive Loss:

Key assumption	Sensitivity applied to key assumption	Impact on derivative liability value at December 31, 2024
Risk free rate	+ 1%	$305,606
Credit spread	+ 1%	$297,746
Volatility	10% increase	($133,138)
Stock price	10% increase	$700,680

Attributable Reserve and Resource Estimates

Royalty and other interests are a significant class of assets of the Company, with a carrying value of $165.4 million at December 31, 2024 (December 31, 2023 - $92.7 million). This amount represents the capitalized expenditures related to the acquisition of the royalty and other interests net of accumulated depletion and any impairments. Where possible, the Company estimates the Reserves and Resources relating to each interest. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources, or the date of initial production from the mine may impact the carrying value of the Company's royalty and other interests and depletion charges. Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. If estimates of the value of the depletable and non-depletable balances of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company's net income and net assets. Changes to depletion rates are accounted for prospectively.

Financial Statements	16

Impairment of Royalty and Other Interests

Assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of their fair values. The assessment of the fair values of royalty and other interests requires the use of estimates and assumptions for Mineral Reserves and Resources, future production, commodity prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions and (v) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Functional Currency

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency if there is a change in events and conditions which determine the primary economic environment.

Income Taxes

The interpretation of new and existing tax laws or regulations in any of the countries in which our royalty and other interests are located or to which shipments of commodities are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Share-based Compensation

Stock options

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given that the Company's shares have not been publicly listed. Any changes in these assumptions and estimates could change the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to share-based payments are disclosed in Note 11.

Financial Statements	17

PRSUs

The Company's uses a Monte Carlo pricing model to estimate the fair value of PRSUs granted to directors, officers, employees and consultants of the Company. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Changes in these assumptions and estimates could change the fair value of the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to PRSUs are disclosed in Note 11.

4. Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement ("GPA") with Equinox in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, ("Greenstone") at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the GPA and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox's operating mines. Under the GPA, Equinox retains the option to buy-down deliveries related to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000.

Accounting for the Greenstone Gold Purchase Agreement

In accordance with the Company's accounting policy, the Greenstone gold interest was initially measured at fair value, being the purchase price paid by Versamet for the future stream of gold. Each subsequent period end, the Greenstone gold interest is fair valued using a discounted cash flow of the future expected gold deliveries under the GPA. Significant estimates included in this valuation include commodity prices, discount rates and the timing of deliveries expected to be received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Loss and Comprehensive Loss during the period.

In accordance with the Company's accounting policy the Greenstone gold interest was initially measured at fair value, being the purchase price paid by Versamet for the future stream of gold. During the year ended December 31, 2024, the Company received 4,200 oz of gold under the GPA, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $10.0 million; upon the sale, the inventory was recognized in cost of sales. The difference between the $8.0 million fair value of the gold delivered and the $2.0 million payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales for the year ended December 31, 2024 (note 14). During the year ended December 31, 2024 the Company recognized an increase in the fair value of the Greenstone gold interest of $14.3 million; the increase in fair value was driven primarily by an increase in gold consensus pricing between December 31, 2023 and December 31, 2024.

Financial Statements	18

During the period between October 31, 2023 and December 31, 2023, the Company received 700 oz of gold under the GPA, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $1.4 million; upon the sale, the inventory was recognized in cost of sales. The difference between the $1.4 million fair value of the gold delivered and the $0.3 million payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales for the year ended December 31, 2023 (note 14). During the period from initial recognition on October 31, 2023 to December 31, 2023, the Company recognized a change in the fair value of the Greenstone gold interest of $4.8 million; the change in fair value was driven by an increase in gold consensus pricing and a decrease in the risk-free rate between October 31, 2023 and December 31, 2023.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

$
Opening balance	52,500,000
Gold deliveries (recognized in cost of sales)	(1,117,340)
Change in fair value	4,834,977
Balance December 31, 2023	56,217,637
Gold deliveries (recognized in cost of sales)	(7,991,550)
Change in fair value	14,059,716
Balance December 31, 2024	62,285,803
Less: Current portion, December 31, 2024	(7,627,747)
Non-current portion, December 31, 2024	54,658,056

Financial Statements	19

5. Investments

Details of the investments of the Company and the changes in their carrying values are as follows:

	Sun Peak Metals Corp. $	Montage Gold Corp. $	Total $
Balance - December 31, 2022	567,176	984,556	1,551,732
Change in fair value recorded in OCI	13,407	56,900	70,307
Change in unrealized foreign exchange (recorded in profit & loss)	14,074	26,386	40,460
Balance - December 31, 2023	594,657	1,067,842	1,662,499
Change in fair value recorded in OCI	204,257	(10,726)	193,531
Change in unrealized foreign exchange (recorded in profit & loss)	(68,933)	(25,046)	(93,979)
Sale of shares	-	(1,032,070)	(1,032,070)
Balance - December 31, 2024	729,981	-	729,981

Sun Peak Metals Corp.

The Company holds 3,750,000 common shares of Sun Peak Metals Corp. ("Sun Peak") and a 1% NSR royalty on the Sun Peak properties. In accordance with the Company's accounting policy this investment is held at fair value through Other Comprehensive Income ("FVTOCI").

Montage Gold Corp.

During the year ended December 31, 2024, the Company sold all of its 1,991,740 shares in Montage for gross proceeds of $1.0 million (C$1.4 million).  In accordance with the Company's accounting policy this investment is held at FVTOCI and the cumulative gains and losses are not subsequently reclassified to profit and loss.

6. Asset Acquisitions

Year ended December 31, 2024

On June 5, 2024, Versamet entered into a definitive purchase and sale agreement with B2Gold to acquire a portfolio of royalty assets from B2Gold. The Transaction closed in two tranches. The first tranche closed on June 5, 2024 (the "First Closing"), and concurrent with this closing, Versamet purchased 5 royalty assets, including the following assets listed below, in return for 24,409,994  Common Shares at an issue price of C$4.00 per Common Share (total value: $71.6 million):

i) 2.7% NSR royalty (until 2.5 million oz of gold produced, 0.45% NSR on next 1.5 million oz) on the Kiaka project based in Burkina Faso.

ii) 2.7% NSR royalty (until royalty payments total US$22.5 million, and 0.45% thereafter until 1.5 million oz of gold produced) on the Toega project based in Burkina Faso.

Financial Statements	20

iii) 1.5% NSR royalty on the gold-copper Primavera project based in Nicaragua.

On August 13, 2024, Versamet completed the second and final closing (the "Second Closing") related to the acquisition of a royalty portfolio from B2Gold. The Second Closing included the acquisition of a 2.0% NSR royalty over the Mocoa copper-molybdenum project in Colombia owned by Libero Copper & Gold Corporation and a 2.0% NSR royalty on the primary claims plus a 1% NSR royalty on periphery claims over the Golden Sidewalk gold project in Ontario, Canada owned by Prosper Gold Corp in return for  3,493,969  Common Shares at an issue price of C$4.00 per Common Share (total value of $10.25 million).

Management has determined that the acquisition of royalty interests acquired from B2Gold are considered to be asset acquisitions as the royalties acquired did not meet the definition of a business under IFRS. The fair value of the consideration paid for the mining royalties acquired from B2Gold has been allocated based on their fair value at the time of acquisition. The fair value of the Common Shares issued as consideration was determined to be C$4.00 per Common Share. The fair value of the mining royalties purchased was determined based on the net present value of the discounted cash flows from each of the royalties. The estimated future cash flows are calculated using estimated production, sales prices and discount rates. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves. Estimated sales prices are determined by reference to a long-term consensus metal prices.  The discounts rates used are those which are considered appropriate for the respective royalty, its risk profile and the relevant commodity.

Management has completed the process of determining fair values for the assets acquired.

Assets Acquired from B2Gold

The allocation of the consideration (for both the First and Second Closing) to the estimated fair value of assets is as follows:

	Note	$
Purchase Price
Common Shares issued		81,859,811
Legal fees capitalized		75,975
Total purchase price consideration		81,935,786
Assets Acquired
Royalties and other interests	7	81,935,786
Total fair value of assets acquired		81,935,786

Year ended December 31, 2023

On October 31, 2023, Versamet acquired two royalty assets from Sandstorm for total consideration of $25 million comprising $10 million in cash and $15 million in common shares of the Company (5,911,487 common shares of the Company issued at a price of C$3.50 per share) (notes 7 and 11). Of the total shares issued, 395,914  are held in escrow subject to certain milestones being met; in the event such milestones are not met these shares are returned to Versamet.

Financial Statements	21

The royalties purchased by Versamet were on mines currently being developed, as follows:

i) A 0.21% GRR on the gold/silver Blackwater project based in British Columbia, Canada, and

ii) A 1% GRR on the El Pilar copper project based in Sonora, Mexico.

Management has determined that the acquisition of royalty interests from Sandstorm are considered to be asset acquisitions as the royalties acquired did not meet the definition of a business under IFRS. The fair value of the consideration paid for the mining royalties acquired from Sandstorm has been allocated based on their fair value at the time of acquisition. The fair value of the common shares issued as consideration was determined to be C$3.50 per share, the same value per share as the $21.5 million private placement completed on the same day (note 11). The fair value of the mining royalties purchased was determined based on the net present value of the discounted cash flows from each of the royalties. The estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves. Estimated sales prices are determined by reference to a long-term metal price forecast by research analysts and management's expectations. The discounts rates used are those which are considered appropriate to the mine in question, its risk profile and the type of commodity.

Management has completed the process of determining fair values for the assets acquired.

Assets Acquired from Sandstorm

The allocation of the consideration to the estimated fair value of assets is as follows:

	Note	$
Purchase Price
Cash		10,000,000
Common shares issued		15,000,000
Legal fees capitalized		27,515
Total purchase price consideration		25,027,515
Assets Acquired
Royalties and other interests	7	25,027,515
Total fair value of assets acquired		25,027,515

Financial Statements	22

7. Royalty and Other Interests

The carrying amount of the Company's royalty and other interests are as follows:

Asset, Location	Details %	Product	Cost $	Impairment $	Opening Depletion $	Depletion $	Closing Depletion $	Carrying Amount $
					Accumulated Depreciation
December 31, 2024
Kiaka, Burkina Faso	2.7%**	Au	58,730,390	-	-	-	-	58,730,390
El Pilar, Mexico	1%*	Cu	17,489,892	-	-	-	-	17,489,892
Mercedes, Mexico	2.0	Au, Ag	16,822,000	8,350,000	1,397,777	842,729	2,240,506	6,231,494
Vittangi, Sweden	1.0	Graphite	15,000,000	-	-	-	-	15,000,000
Hackett River, Nunavut	2.0	Ag, Cu, Zn, Pb, Au	14,716,000	-	-	-	-	14,716,000
Toega, Burkina Faso	2.7%***	Au	11,204,338	-	-	-	-	11,204,338
Mocoa, Colombia	2.0%	Cu, Mo	10,000,000	-	-	-	-	10,000,000
Blackwater, Canada	0.21	Au	7,537,623	-	-	-	-	7,537,623
Prairie Creek, Canada	1.2	Ag, Zn, Pb	7,514,000	-	-	-	-	7,514,000
Mason, Nevada	0.4	Cu, Au, Mo, Ag	4,876,000	-	-	-	-	4,876,000
Converse, Nevada	1.0	Au, Ag	4,391,000	-	-	-	-	4,391,000
Pilar, Brazil	1.0	Au	5,609,000	2,046,222	212,778	-	212,778	3,350,000
Cuiú Cuiú, Brazil	1.5	Au	2,070,000	-	-	-	-	2,070,000
Primavera, Nicaragua	1.5%	Au, Cu	1,391,058	-	-	-	-	1,391,058
Other	Various	Various	904,208	-	-	-	-	904,208
Total			178,255,509	10,396,222	1,610,555	842,729	2,453,284	165,406,003

December 31, 2023
El Pilar, Mexico	1%*	Cu	17,489,892	-	-	-	-	17,489,892
Mercedes, Mexico	2.0	Au, Ag	16,822,000	-	497,240	900,537	1,397,777	15,424,223
Vittangi, Sweden	1.0	Graphite	15,000,000	-	-	-	-	15,000,000
Hackett River, Nunavut	2.0	Ag, Cu, Zn, Pb, Au	14,716,000	-	-	-	-	14,716,000
Blackwater, Canada	0.21	Au	7,537,623	-	-	-	-	7,537,623
Prairie Creek, Canada	1.2	Ag, Zn, Pb	7,514,000	-	-	-	-	7,514,000
Mason, Nevada	0.4	Cu, Au, Mo, Ag	4,876,000	-	-	-	-	4,876,000
Converse, Nevada	1.0	Au, Ag	4,391,000	-	-	-	-	4,391,000
Pilar, Brazil	1.0	Au	5,609,000	2,046,222	212,778	-	212,778	3,350,000
Cuiú Cuiú, Brazil	1.5	Au	2,070,000	-	-	-	-	2,070,000
Other	Various	Various	294,172	-	-	-	-	294,172
Total			96,319,687	2,046,222	710,018	900,537	1,610,555	92,662,910

* increasing to 2% / 3% if Measured & Indicated Resources inclusive of reserves > 3Blbs / 5Blbs copper equivalent.

** 2.7% (100% basis) NSR royalty until 2.5 million oz of gold produced, 0.45% NSR royalty on next 1.5 million oz.

*** 2.7% NSR royalty (100% basis) until royalty payments total US$22.5 million, and 0.45% NSR royalty on next 1.5Moz Au.

Financial Statements	23

Impairment

Each individual royalty, stream or similar arrangement is individually considered to be a cash-generating unit for impairment testing purposes.

During the year ended December 31, 2024, the Mercedes Mine experienced  operational challenges and then on January 29, 2025, Bear Creek Mining Corporation ("Bear Creek") announced an updated estimate of mineral reserves and mineral resources (R&R) for the Mercedes Mine.  The updated estimate of R&R at the Mercedes Mine was lower than that previously used by management of the Company when valuing its royalty interest in the mine.  As a result of these factors, the Company determined there to be an impairment indicator with respect to the carrying value of its Mercedes royalty interest as at December 31, 2024.

The Company determined the fair value of the Mercedes asset as at December 31, 2024 using a fair value less costs to sell model, being a discounted cash flow model of the expected production from the Mercedes mine and the associated royalty payments.  Management of Versamet used the updated R&R as released by Bear Creek as a basis for the production expected from the remaining life of mine.  Significant assumptions used in the discounted cash flow included the gold price (based on consensus gold prices) and an 8% discount rate.  A $100 drop in the gold price used in the model would result in an increased impairment of ~ $250,000.  A 1% increase in the discount rate would have increased the impairment expense by ~$140,000.  Management determined that as at December 31, 2024 the recoverable amount of the Mercedes royalty interest was $6.2 million, resulting in an impairment charge of $8.4 million during the year ended December 31, 2024.

During the year ended December 31, 2023, due to operational challenges at the Pilar Mine, the Company determined there to be an impairment indicator with respect to the carrying value of its Pilar royalty interest. The Company determined the fair value of the Pilar asset using a fair value less costs to sell model, being a discounted cash flow model of the expected production from the Pilar mine and the associated royalty payments.  Significant assumptions used in the discounted cash flow included the gold price (based on consensus gold prices) and an 11% discount rate.  A $100 drop in the gold price used in the model would result in an increased impairment of ~ $170,000. A 1% increase in the discount rate would have increased the impairment expense by ~$200,000. Management determined that as at March 31, 2023 the recoverable amount of the Pilar royalty interest was $3.4 million, resulting in an impairment charge of $2.0 million during the first quarter of 2023.  At December 31, 2024, management determined that there were no further impairment indicators or reversal of impairment indicators of the Pilar royalty interest.

8. Note Receivable

In conjunction with the purchase of assets from Equinox on June 28, 2022, the Company acquired a note receivable (the "Note"). The counterparty to the Note was Bayshore Minerals Incorporated, a fully owned subsidiary of Gold Mountain Mining Corp. Repayment of the Note was received in full on May 16, 2023.

9. Revolving Credit Facility

On October 31, 2023, the Company entered into a $30 million revolving credit facility ("RCF") with a $15 million accordion feature arranged by Bank of Montreal ("BMO"), as lead arranger, and National Bank of Canada ("NBC"). The maturity date of the RCF is December 31, 2026. The amounts drawn on the RCF are subject to interest at the Secured Overnight Financing Rate ("SOFR") plus 2.50% to 3.50% per annum, and the undrawn portion of the RCF is subject to a commitment fee of 0.5625%-0.7875% per annum, both of which are dependent on the Company's leverage ratio. Under the terms of the RCF, BMO has first ranking security over all present and future assets of the Company.

Financial Statements	24

The RCF was initially recognized by Versamet at fair value less transaction costs (legal fees associated with entering into the RCF as well as arrangement fees to BMO and NBC). The RCF is subsequently recorded at amortized cost and is accreted to the principal amount over the period to the maturity date using an effective interest rate of 11%. Interest expense including accretion of discount of $1,219,521 was recognized in the year ended December 31, 2024 (2023  - $404,453)  in relation to the RCF, of which $58,479 was included in the RCF balance as at December 31, 2024 (2023 - $341,499).

$
Initial drawdown October 31, 2023	19,130,172
Less: transaction costs	(680,789)
Amount recognized upon initial recognition	18,449,383
Accrued Interest	353,554
Interest paid	(12,055)
Accretion of discount	50,899
Drawdown	7,200,000
Repayment	(6,330,172)
Balance, December 31, 2023	19,711,609
Accrued Interest	1,039,668
Interest paid	(1,322,688)
Accretion of discount	179,853
Repayment	(19,000,000)
Balance, December 31, 2024	608,442

The principal amount outstanding under the RCF at December 31, 2024 was $1.0 million (note 18).

Under the terms of the RCF, Versamet is subject to maintaining certain covenants as follows:

a) Versamet shall maintain a leverage ratio at less than or equal to:

i) 6.00:1.00 from and including October 31, 2023;

ii) 5.00:1.00 from and including March 31, 2025;

iii) 3.50:1.00 from and including March 31, 2026,

The Company was in compliance with this covenant as at December 31, 2024.

b) Versamet shall maintain an interest coverage ratio at greater than or equal to:

i) 1.50:1.00 from and including October 31, 2023;

ii) 2.00:1.00 from and including March 31, 2025;

iii) 3.00:1.00 from and including March 31, 2026,

The Company was in compliance with this covenant as at December 31, 2024.

Financial Statements	25

c) Versamet shall at all times maintain liquidity (comprised of cash, cash equivalents and additional advances available under the RCF) in an amount greater than or equal to $5,000,000. The Company was in compliance with this covenant as at December 31, 2024.

The RCF is secured by a first priority security interest in all of the Company's (and any affiliated entities as defined by the Securities Act (British Columbia)) present and after acquired property.

10. Convertible Debt

A summary of the Company's convertible debt (including the convertible debt derivative liability) is as follows:

	Beedie Convertible Loan $	Sandstorm Convertible Note $	Total $
Current portion as per Statement of Financial Position - December 31, 2024	15,618,218	-	15,618,218
Non-current portion as per Statement of Financial Position - December 31, 2024	-	-	-
Total balance as per Statement of Financial Position - December 31, 2024	15,618,218	-	15,618,218
Principal outstanding - December 31, 2024	15,680,663	-	15,680,663

See note 16 for Contractual obligations under both the Beedie Convertible Loan and the Sandstorm Convertible Note.

Beedie Convertible Loan

On October 31, 2023 Versamet entered into a $16.0 million (the C$22.2 million) convertible loan with Beedie Investments Ltd ("Beedie Capital") (the "Beedie Convertible Loan"). The Beedie Convertible Loan is denominated in Canadian dollars, has a term of 5 years and matures on October 31, 2028. Interest on the Beedie Convertible Loan consists of an 8% base interest rate and a 1.5% paid-in-kind ("PIK") rate, with the PIK rate reducing to 1.0% upon the public listing of the Company. The Company has the option to pay 25-50% of the base interest rate in Common Shares, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan can be converted into Common Shares, at the option of Beedie Capital, at a price of C$4.20 per Common Share. The Company may prepay the Beedie Convertible Loan, subject to certain fees. Additionally, the Company has the right to force the conversion of up to 50% of the Beedie Convertible Loan should the 30-day volume-weighted average price of Versamet (once public) equal or exceed C$7.35 per Common Share.

It has been determined that the Beedie Convertible Loan has two components:

i) A debt host contract (the "Liability" or the "Beedie Convertible Loan Liability"), recorded at fair value upon initial recognition and subsequently at amortized cost; and

ii) Multiple embedded derivatives, treated as a single compound embedded derivative, recorded at FVTPL (the "Derivative Liability" or the "Beedie Derivative Liability").

At initial recognition, the $16 million of proceeds from the Beedie Convertible Loan were allocated by management between the Liability ($12,319,083) and the Derivative Liability ($3,680,917). The fair values of the Liability and Derivative Liability were determined at initial recognition by management, utilizing a combination of the discounted cash flow and partial differential equation modeling approaches. Transaction costs directly attributable to the Beedie Convertible Loan were allocated between the Liability and the Derivative Liability contract on the same basis. Transaction costs of $573,472 were allocated to the Liability ($441,541) and the Derivative Liability ($131,931) in proportion to the allocation of the proceeds from the Beedie Convertible Loan between those components at initial recognition. The transaction costs of $131,931 allocated to the Derivative Liability were immediately expensed while the transaction costs allocated to the Liability were included in the determination of the effective interest rate used to amortize the Liability over its term.

Financial Statements	26

The Derivative Liability was revalued to fair value as at December 31, 2024 utilizing a model with certain estimates and assumptions, including the Company's share price, volatility, a credit rating, risk-free rate and a credit spread. The fair value of the derivative liability decreased by $399,893 during the year ended December 31, 2024.  Of this decrease, $283,924 relates to a change in credit risk associated with the liability.  To the extent that any of these estimates and assumptions changes, this would impact the value of the Derivative Liability on the face of the Statement of Financial Position and the associated change in fair value of the Derivative Liability in the Statement of Loss and Comprehensive Loss. The value of the Derivative Liability at December 31, 2024 was $3,284,715 (December 31, 2023 - $3,684,608).

As the Beedie Convertible Loan Liability is denominated in Canadian dollars, it is revalued to the Company's functional currency of U.S. dollars each period end, resulting in a gain or loss recorded in the Statement of Loss and Comprehensive Loss.

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. As a result of the amendments to IAS 1 effective January 1, 2024 which are applied retrospectively, the Company has classified the Beedie Convertible Loan Liability and the Beedie Derivative Liability as current liabilities, due to the ability of Beedie Capital to convert all of the outstanding principal of the Beedie Convertible Loan (or a portion thereof) into Common Shares at any time. For the period of 12 months post December 31, 2024, and as long as an event of default (as defined under the terms of the Beedie Convertible Loan) has not occurred, the Company has no obligation to deliver cash to Beedie Capital other than interest payments as explained above.

Financial Statements	27

A summary of the restatements of the Beedie Convertible Loan Liability and the Beedie Derivative Liability is as follows:

	As previously reported $	Adjustment $	As restated $
January 1, 2023	-	-	-
December 31, 2023	-	-	-
Convertible Debt - current	-	12,567,537	12,567,537
Convertible debt derivative liability - current	-	3,684,608	3,684,608
Convertible debt - non-current	12,567,537	(12,567,537)	-
Convertible debt derivative liability - non-current	3,684,608	(3,684,608)	-

A continuity of the Beedie Convertible Loan Liability and the Beedie Derivative Liability is as follows:

$
Principal of the Beedie Convertible Loan	16,000,000
Less: Amount allocated to the Derivative Liability at initial recognition	(3,680,917)
Less: transaction costs	(441,541)
Liability recognized upon initial recognition	11,877,542
Accrued Interest	231,075
Interest paid	(231,075)
Accrued PIK interest	36,439
Accretion of discount	87,974
Foreign exchange loss	565,582
Balance, December 31, 2023	12,567,537
Accrued Interest	1,301,227
Interest paid	(1,301,227)
Accrued PIK interest	246,164
Accretion of discount	563,784
Foreign exchange gain	(1,043,982)
Balance, December 31, 2024	12,333,503
Amount allocated to Derivative Liability at initial recognition	3,680,917
Change in FVTPL	3,691
Balance, December 31, 2023	3,684,608
Change in FVTPL	(399,893)
Balance, December 31, 2024	3,284,715

Interest expense of $2,111,175 was recognized for the year ended December 31, 2024 in relation to the Beedie Convertible Loan, of which $563,784 was accretion added to the principal balance, $488,022 was paid in shares (63,309  Common Shares at a price of C$3.50 per Common Share and  113,061 Common Shares at a price of C$4.00 per Common Share (considered to be the fair value of the shares upon issuance)), $813,205 was paid in cash, $246,164 of PIK was added to the principal balance.

Interest expense of $355,488 was recognized for the year ended December 31, 2023 in relation to the Beedie Convertible Loan, of which $87,974 was accretion added to the principal balance, $115,537 was paid in shares (43,716 common shares of the Company at a deemed value of C$3.50 per share), $115,537 was paid in cash, and $36,439 of PIK was added to the principal balance.

Financial Statements	28

Under the terms of the convertible loan with Beedie Capital, Versamet is subject to maintaining certain covenants as follows:

a) Versamet shall maintain a leverage ratio at less than or equal to:

i) 6.00:1.00 from and including October 31, 2023;

ii) 5.00:1.00 from and including March 31, 2025;

iii) 3.50:1.00 from and including March 31, 2026,

The Company was in compliance with this covenant as at December 31, 2024.

b) Versamet shall at all times maintain liquidity (comprised of cash, cash equivalents and additional advances available under the revolving credit facility described above) in an amount greater than or equal to $5,000,000. The Company was in compliance with this covenant as at December 31, 2024.

The Beedie Convertible Loan is secured by a second priority security interest in all of the Company's (and any affiliated entities as defined by the Securities Act (British Columbia)) present and after acquired property.

Sandstorm Convertible Note

A continuity of the Sandstorm Convertible Note is as follows:

$
Balance, December 31, 2022	15,142,868
Accretion of discount	1,118,715
Partial conversion to shares	(8,880,711)
Balance, December 31, 2023	7,380,872
Accretion of discount	248,442
Full conversion to shares	(7,629,314)
Balance, December 31, 2024	-

In conjunction with a purchase of assets from Sandstorm on June 28, 2022, the Company issued the Sandstorm Convertible Note with a face value of $31.4 million. The Sandstorm Convertible Note was interest-free and had a maturity date of June 28, 2032. The Sandstorm Convertible Note was secured by a third priority security interest in all of the Company's (and any affiliated entities as defined by the Securities Act (British Columbia)) present and after acquired property.

At initial recognition on June 28, 2022, the fair value of debt component of the Sandstorm Convertible Note was determined to be $14.6 million. The debt component of the Sandstorm Convertible Note is recorded at amortized cost and is accreted to the principal amount over the ten-year term using an effective interest rate. The effective interest rate was 8% upon initial recognition.

During 2023, Versamet satisfied a total of $17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 6.76 million Common Shares to Sandstorm at a price of C$3.50 per common share. On June 5, 2024, Versamet exercised its right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. Versamet satisfied the remaining principal balance of $14.2 million by issuing 4,835,839 Common Shares to Sandstorm at a price of C$4.00 per Common Share (considered to be the fair value of the Common Shares upon issuance). The remaining principal amount (face value) outstanding under the Sandstorm Convertible Note as at December 31, 2024 is $nil.

Financial Statements	29

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. As a result of the amendments to IAS 1 effective the Company reclassified part of the Sandstorm Convertible Note as a current liability as at January 1, 2023. Under the terms of the Sandstorm Convertible Note, Sandstorm or Versamet can convert, in whole or in part, the Sandstorm Convertible Note into Common Shares at any time, however, Sandstorm can only hold a 34% interest in Versamet.  The amount reclassified to current represents the amount which could have been converted by Sandstorm to allow for a 34% interest by Sandstorm in Versamet as at January 1, 2023. At December 31, 2023, Sandstorm owned 34% of the Company and had no ability to convert any of the Sandstorm Convertible Note and as such classified the Sandstorm Convertible Note as non-current.

A summary of the restatements of the Sandstorm Convertible Note is as follows:

	As previously reported $	Adjustment $	As restated $
January 1, 2023
Convertible debt - current	-	8,830,134	8,830,134
Convertible debt - non-current	15,142,868	(8,830,134)	6,312,734
December 31, 2023
Convertible debt - current	-	-	-
Convertible debt - non-current	7,380,872	-	7,380,872

11. Share Capital and Reserves

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Issued and Outstanding:

On September 12, 2025, the Company consolidated its issued and outstanding common shares on the basis of five (5) pre-consolidation common shares for each one (1) post-consolidation common share (the "Share Consolidation"). The number of common shares issuable, issue prices and exercise price, where applicable, under the Company's stock option, restricted share unit and performance restricted share unit plans were proportionately adjusted based on the ratio of the Share Consolidation. All share and per share information in these financial statements has been adjusted to reflect the Share Consolidation.

Financial Statements	30

2024:

On December 31, 2024, Versamet settled $157,500 of interest owing to Beedie for the quarter ended December 31, 2024 in shares by issuing 56,637 Common Shares at a price of C$4.00 per Common Share (considered to be the fair value of the Common Shares upon issuance).

On September 30, 2024, Versamet settled $166,872 of interest owing to Beedie for the quarter ended September 30, 2024 in shares by issuing 56,424 Common Shares at a price of C$4.00 per Common Share (considered to be the fair value of the Common Shares upon issuance).

On August 13, 2024, the Company issued 3,493,969 Common Shares at C$4.00 per Common Share to B2Gold as consideration in connection with the Transaction. Further, on August 13, 2024, B2Gold subscribed for 2,556,562 Common Shares at C$4.00 per Common Share for total gross cash proceeds of $7.5 million.

On June 5, 2024, the Company issued 24,409,994 Common Shares at C$4.00 per Common Share to B2Gold as consideration in connection with the Transaction. In addition, on June 5, 2024, Versamet exercised its right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. Versamet satisfied a total of $14.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 4,835,839 Common Shares to Sandstorm at a price of C$4.00 per Common Share (considered to be the fair value of the Common Shares upon issuance) (note 10).

On March 28, 2024, Versamet settled $163,650 of interest owing to Beedie for the quarter ended March 31, 2024 in shares by issuing 63,309 Common Shares at a price of C$3.50 per Common Share (considered to be the fair value of the Common Shares upon issuance).

2023:

Concurrent with the transactions which closed on October 31, 2023, Regal Funds Management Pty Limited as trustee for the Regal Resources Royalties Fund ("Regal") subscribed for 6,928,500 shares of Versamet at a price of C$3.50 per share (considered to be the fair value of the Common Shares upon issuance) for total proceeds to the Company of $17.5 million. Further, on the same date, Beedie Capital subscribed for 1,583,657 Common Shares at a price of C$3.50 per Common Share (considered to be the fair value of the Common Shares upon issuance) for total proceeds of $4 million.

During the fourth quarter of 2023, Versamet acquired two royalty assets from Sandstorm for total consideration of $25 million comprising $10 million in cash and $15 million in Common Shares (5,911,487 Common Shares of the Company issued at a price of C$3.50 per share, considered to be the fair value of the Common Shares upon issuance) (note 6). Of the total shares issued, 395,914 are held in escrow subject to certain milestones being met; in the event such milestones are not met these Common Shares are returned to Versamet.

On three occasions during the year ended December 31, 2023, Versamet exercised its right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares of Versamet to Sandstorm. Versamet satisfied a total of $17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 6,767,450 Common Shares of Versamet to Sandstorm at a price of C$3.50 per Common Share (note 10).

Financial Statements	31

In December 2023, the Company closed a financing issuing 2,301,428 Common Shares at C$3.50 per Common Share for proceeds of $6.0 million. No costs were incurred in connection with this share issuance.

Interest expense of $267,513 was recognized for the period from October 31, 2023 to December 31, 2023 in relation to the Beedie Convertible Loan, of which $115,537 was paid in shares (43,716 Common Shares at a price of C$3.50 per share (considered to be the fair value of the Common Shares upon issuance)).

Earnings per share

The weighted average number of shares which could be issued pursuant to stock options, RSUs and PRSUs which are excluded from the computation of diluted earnings (loss) per share because their effect is not dilutive in the year ended December 31, 2024, is 1,206,239 (2023 -400,000).

The weighted average number of shares which could be issued pursuant to the Beedie Convertible Loan, which are excluded from the computation of diluted earnings (loss) per share because their effect is not dilutive in the year ended December 31, 2024, is 5,320,228.

The weighted average number of shares which could be issued pursuant to the Beedie Convertible Loan and the Sandstorm Convertible Note, which are excluded from the computation of diluted earnings (loss) per share because their effect is not dilutive in the year ended December 31, 2023, is 11,212,415.

Share-based compensation

The total share-based compensation expense recorded by the Company in the year ended December 31, 2024 was $2,564,125 (2023 - $1,624,390) and is included in the share-based compensation reserve.  Of this total, $225,076 relates to RSUs issued in respect of services performed by employees in 2024 and which was issued post year-end (note 18) and as such; this amount is included in Accounts payable and accrued liabilities.

Share-based Compensation	2024 $	2023 $
Stock options	697,685	1,013,781
Restricted Share Units	1,699,805	444,430
Performance Restricted Share Units	166,635	166,179
Total Share-based compensation expense	2,564,125	1,624,390

Stock options

The Company has an omnibus equity incentive plan (the "Equity Plan") which allows the Company to grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry term is ten years from the grant date. All options are equity settled. The Equity Plan provides for the issuance of up to 10% of the Company's issued Common Shares as at the date of the grant.

On January 15, 2024, the Company granted 418,786 stock options to employees. The stock options have an exercise price of C$3.50, vest equally on the first, second and third anniversary of the grant date and have a term of five years from the date of grant.

Financial Statements	32

On each of February 27, 2023, March 20, 2023 and April 3, 2023, the Company issued 150,000 stock options to employees of the Company. The options have an exercise price of C$3.50 per share and expire five years from the date of grant. One-third of the option grant vest 12 months from the date of the grant, one third vest 24 months from the date of the grant and the remaining one third vest 36 months from the date of grant.

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding December 31, 2022	1,456,000
Granted	450,000
Outstanding December 31, 2023	1,906,000
Granted	418,786
Outstanding December 31, 2024	2,324,786

Management used the Black-Scholes Model to value the stock options granted.

The following assumptions were used to estimate the grant date fair value of the stock options:

	Feb. 27, 2023	Mar. 20, 2023	Apr. 3, 2023	Jan. 15, 2024
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected stock price volatility	40.00%	40.00%	40.00%	40.00%
Risk-free interest rate	3.55%	2.90%	2.92%	3.28%
Expected life of the options	5 years	5 years	5 years	5 years
Grant date fair value per option	$1.05	$1.00	$1.00	$1.05
Forfeiture rate	5%	5%	5%	5%
Total fair value of options granted	$148,326	$143,439	$146,004	$413,859

The total share-based payment related to stock options recognized by the Company during the year ended December 31, 2024 was $697,685 (2023 - $1,013,781).

Post year-end a total of 244,571 options were forfeited (note 18).

Financial Statements	33

As at December 31, 2024, the Company had the following options outstanding:

Number outstanding	Exercisable	Exercise Price per Share	Expiry Date	Weighted average life remaining
1,256,000	837,333	C$3.50	September 1, 2027	2.67 years
200,000	133,333	C$3.50	November 7, 2027	2.85 years
150,000	50,000	C$3.50	February 27, 2028	3.16 years
150,000	50,000	C$3.50	March 20, 2028	3.22 years
150,000	50,000	C$3.50	April 3, 2028	3.26 years
418,786	Nil	C$3.50	January 15, 2029	4.05 years

Restricted Share Units

The Company has a Restricted Share Unit ("RSU") incentive plan whereby the Company may grant RSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors.

On January 15, 2024, the Company granted 327,712 RSUs to employees of the Company which vested on February 15, 2024. In addition, on January 15, 2024, the Company granted 331,114 RSUs to employees of the Company which vest in three equal parts on January 15, 2025, 2026 and 2027.

A continuity schedule for restricted share units is as follows:

Restricted Share Units	Number
Outstanding December 31, 2022 & 2023	400,000
Granted	658,826
Outstanding December 31, 2024	1,058,826

The following assumptions were used to estimate the grant date fair value of the RSUs:

	January 15, 2024 Immediate vesting	January 15, 2024 Gradual vesting
Grant date fair value per RSU	$2.60	$2.60
Total fair value of RSUs granted*	$853,671	$819,409

*Assumes a 5% forfeiture rate for RSUs which did not vest during the quarter ended March 31, 2024.

The grant date fair value of the RSUs is determined using the market value of the underlying Common Shares at the date of the grant and is adjusted based on the number of RSUs expected to ultimately vest. The total share-based payment expense recognized by the Company related to RSUs during the year ended December 31, 2024 was $1,699,805 (2023 - $444,430).

The holders of the RSUs have the right to defer receipt of the Common Shares underlying the RSUs upon vesting. All RSUs are currently deferred.

Post year-end a total of 144,875 RSUs were forfeited (note 18).

Financial Statements	34

Performance Restricted Share Units

The Company has a Performance Restricted Share Unit ("PRSU") incentive plan whereby the Company may grant PRSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors. As at December 31, 2024 and 2023, the Company had 400,000 PRSUs outstanding.

The total share-based payment expense recognized by the Company related to PRSUs during the year ended December 31, 2024 was $166,635 (2023 - $166,179).

Post year-end all 400,000 PRSUs were forfeited (note 18).

12. Taxation

Reconciliation of Effective Tax Rate

The income tax amounts disclosed below are based on the tax positions of the Company for the periods presented. The Company is subject to Canadian federal and provincial tax for the estimated assessable profit for the years ended December 31, 2024 and 2023 at a rate of 27%. The Company had no assessable profit in Canada for all periods disclosed.

The tax expense at statutory rates for the Company can be reconciled to the reported loss for the years per the Statement of Loss and Comprehensive Loss as follows:

	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Net loss before income taxes	(873,433)	(2,504,924)
Statutory income tax rate	27%	27%
Expected income tax recovery at the statutory rate	(235,827)	(676,329)
Withholding taxes on royalty revenue	509,132	434,788
Non deductible expenses	1,451,862	799,365
Change in unrecognized tax assets	(151,450)	61,400
Total income tax expense	1,573,717	619,224

The breakdown of the income tax expense during the following years is as follows:

	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Current income tax expense	509,132	434,788
Deferred income tax expense	1,064,585	184,436
Total income tax expense	1,573,717	619,224

Financial Statements	35

The current tax expense was incurred as a withholding tax payable on the royalty earned from the Mercedes Mine. In January 2023, the Company filed an election with the Canada Revenue Agency to have a US dollar functional currency for tax purposes. The Company's corporate tax returns for the year ended December 31, 2023, and thereafter, will be filed in US dollars.

Deferred Income Taxes

As at December 31, 2024 and 2023, the significant components of the Company's recognized deferred tax assets and liabilities are as follows:

	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Royalty and other interests	(1,290,717)	(1,282,846)
Resource pools and other	(5,101,567)	(1,161,262)
Debt	(171,727)	(264,537)
Share issuance costs	209,560	280,475
Interest and finance deductions	726,218	-
Non-capital losses	4,166,268	2,030,790
Total recognized net deferred tax liabilities	(1,461,965)	(397,380)

As at December 31, 2024 and 2023, the significant components of the Company's unrecognized deferred tax assets are as follows:

	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Resource pools and other	6,945	177,546
Investments	50,855	173,969
Capital losses	256,860	114,595
Non-capital losses	37,806	37,806
Total unrecognized deferred income tax assets	352,466	503,916

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Tax attributes are subject to revision and potential adjustment by tax authorities.

Financial Statements	36

The non-capital loss tax attributes as at December 31, 2024:

The Company has non-capital loss tax attributes of $10,797,956 which expire 2029 - 2044 as follows:

Years of Expiry	Losses $
2029 - 2038	135,754
2039 - 2043	8,060,670
2044	7,374,224
Total	15,570,648

13. Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Effective June 28, 2022, Sandstorm is considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result Sandstorm's share ownership in the Company) and the ability of Sandstorm to nominate a representative to the board of directors of the Company.

The Company acquired two royalty assets from Sandstorm during the year ended December 31, 2023.  The Company had the Sandstorm Convertible Note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024; as such the balance remaining on the Sandstorm Convertible Note as at December 31, 2024 is $nil (note 10).

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet.  Effective June 5, 2024, and concurrent with the share issuance to B2Gold (note 6), Equinox's share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly effective June 5, 2024 is no longer considered to be a related party of Versamet.

The Company entered into the Greenstone gold interest with Equinox during the year ended December 31, 2023 (note 4).

B2Gold

As a result of the Transaction (note 6), effective June 5, 2024, B2Gold is considered to be related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Financial Statements	37

Compensation of Key Management Personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Versamet considers its Board of Directors, as well as the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to be key management personnel.  See note 18.

During the years ended December 31, 2024 and 2023, the Company's compensation cost for key management personnel was as follows:

	Year ended December 31, 2024 $	Year ended December 31, 2023 $
Salaries and benefits	850,264	433,274
Share-based compensation	1,134,088	1,065,025
Total	1,984,352	1,498,299

Financial Statements	38

14. Segmented Information

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's CEO, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company's operating segments are considered to be its individual royalties, streams and the Greenstone gold interest and the segment measure of profit or loss is Income (loss) before taxes.

For the year ended December 31, 2024:

Segment, Location	Details %	Product	Revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Impairment $	Income (loss) before taxes $	Cash flow from operating activities $
Greenstone, Canada	1.26	Au	9,988,125	(9,989,438)	-	14,059,716	-	14,058,403	7,990,237
Kiaka, Burkina Faso	2.7%	Au	-	-	-	-	-	-	-
Toega, Burkina Faso	2.7%	Au	-	-	-	-	-	-	-
Mocoa, Colombia	2.0%	Cu, Mo	-	-	-	-	-	-	-
El Pilar, Mexico	1.0	Cu	-	-	-	-	-	-	-
Mercedes, Mexico	2.0	Au, Ag	2,036,523	-	(842,729)	-	(8,350,000)	(7,156,206)	2,036,523
Vittangi, Sweden	1.0	Graphite	-	-	-	-	-	-	-
Hackett River, Nunavut	2.0	Zn, Ag, Cu, Pb, Au	-	-	-	-	-	-	-
Blackwater, Canada	0.21	Au, Ag	-	-	-	-	-	-	-
Prairie Creek, Canada	1.2	Zn, Pb, Ag	-	-	-	-	-	-	-
Pilar, Brazil	1.0	Au	-	-	-	-	-	-	-
Mason, Nevada	0.4	Cu, Au, Mo, Ag	-	-	-	-	-	-	-
Converse, Nevada	1.0	Au, Ag	-	-	-	-	-	-	-
Cuiú Cuiú, Brazil	1.5	Au	-	-	-	-	-	-	-
Other	Various	Various	-	-	-	-	-	-	-
Total segments			12,024,648	(9,989,438)	(842,729)	14,059,716	(8,350,000)	6,902,197	10,026,760
Operating expenses [1]			-	-	-	-	-	(5,524,560)	(2,960,435)
Foreign exchange (loss) income			-	-	-	-	-	779,957	(16,582)
Finance and interest expense net of interest income			-	-	-	-	-	(3,430,920)	-
Change in fair value of derivative liability			-	-	-	-	-	399,893	-
Income tax paid			-	-	-	-	-	-	(509,132)
Movement in working capital			-	-	-	-	-	-	856,851
Total Corporate			-	-	-	-	-	(7,775,630)	(2,629,298)
Segments & Corporate total			12,024,648	(9,989,438)	(842,729)	14,059,716	(8,350,000)	(873,433)	7,397,462

1. Includes all operating expenses from the Statement of Loss and Comprehensive Loss with the exception of impairment charges and the change in value of the Greenstone gold interest (and excludes share-based compensation and impairment charges from cash flow from operating activities).

Financial Statements	39

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $8.0 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3. Revenue from the Mercedes royalty is from one customer.  The gold received from the Greenstone GPA was sold to one customer.

For the Year Ended December 31, 2023:

Segment, Location	Details %	Product	Revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Impairment $	Income (loss) before taxes $	Cash flow from operating activities $
Greenstone, Canada	1.26	Au	1,400,525	(1,396,675)	-	4,834,977	-	4,838,827	1,121,190
El Pilar, Mexico	1.0	Cu	-	-	-	-	-	-	-
Mercedes, Mexico	2.0	Au, Ag	1,739,152	-	(900,537)	-	-	838,615	1,739,152
Vittangi, Sweden	1.0	Graphite	-	-	-	-	-	-	-
Hackett River, Nunavut	2.0	Zn, Ag, Cu, Pb, Au	-	-	-	-	-	-	-
Blackwater, Canada	0.21	Au, Ag	-	-	-	-	-	-	-
Prairie Creek, Canada	1.2	Zn, Pb, Ag	-	-	-	-	-	-	-
Pilar, Brazil	1.0	Au	-	-	-	-	(2,447,779)	(2,447,779)	-
Mason, Nevada	0.4	Cu, Au, Mo, Ag	-	-	-	-	-	-	-
Converse, Nevada	1.0	Au, Ag	-	-	-	-	-	-	-
Cuiu Cuiu, Brazil	1.5	Au	-	-	-	-	-	-	-
Other	Various	Various	-	-	-	-	-	-	-
Total segments			3,139,677	(1,396,675)	(900,537)	4,834,977	(2,447,779)	3,229,663	2,860,342
Operating expenses [1]			-	-	-	-	-	(3,446,315)	(1,821,924)
Foreign exchange (loss) income			-	-	-	-	-	(386,475)	(4,232)
Finance and interest expense net of interest income			-	-	-	-	-	(1,898,106)	-
Change in fair value of derivative liability			-	-	-	-	-	(3,691)	-
Income tax paid			-	-	-	-	-	-	(434,788)
Movement in working capital			-	-	-	-	-	-	21,875
Total Corporate			-	-	-	-	-	(5,734,587)	(2,239,069)
Segments & Corporate total			3,139,677	(1,396,675)	(900,537)	4,834,977	(2,447,779)	(2,504,924)	621,273

Financial Statements	40

1. Includes all operating expenses from the Statement of Loss and Comprehensive Loss with the exception of impairment charges and the change in value of the Greenstone gold interest (and excludes share-based compensation and impairment charges from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $0.3 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $1.1 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3. Revenue from the Mercedes royalty is from one customer.  The gold received from the Greenstone GPA was sold to one customer.

Total Non-Current Assets by Segment

	Dec. 31, 2024 $	Dec. 31, 2023 $
Investments
Sun Peaks Metals Corp	729,981	594,657
Montage Gold Corp.	-	1,067,842
Total Investments	729,981	1,662,499
Royalty & Other Assets
Greenstone gold interest	54,658,056	50,585,948
Kiaka, Burkina Faso	58,730,390	-
El Pilar, Mexico	17,489,892	17,489,892
Mercedes, Mexico	6,231,494	15,424,223
Vittangi, Sweden	15,000,000	15,000,000
Hackett River, Nunavut	14,716,000	14,716,000
Toega, Burkina Faso	11,204,338	-
Mocoa, Colombia	10,000,000	-
Blackwater, Canada	7,537,623	7,537,623
Prairie Creek, Canada	7,514,000	7,514,000
Mason, Nevada	4,876,000	4,876,000
Converse, Nevada	4,391,000	4,391,000
Pilar, Brazil	3,350,000	3,350,000
Cuiú Cuiú, Brazil	2,070,000	2,070,000
Primavera, Nicaragua	1,391,058	-
Other	904,208	294,172
Total Royalty & other assets	220,064,059	143,248,858
Total	220,794,040	144,911,357

Financial Statements	41

Total Non-Current Assets by Geographic Region

	Dec. 31, 2024 $	Dec. 31, 2023 $
North America	117,414,065	122,534,686
Africa	70,664,709	1,662,499
Central and South America	16,811,058	5,420,000
Europe	15,000,000	15,000,000
Other	904,208	294,172
Total	220,794,040	144,911,357

For the year-ended December 31, 2024 and 2023, the Company's sources of revenue were the GPA and the Mercedes royalty asset; both of which represent > 10% of the Company's total revenue.

15. Supplemental Cash Flow Information

During the year ended December 31, 2024, Versamet issued 27,903,963 Common Shares, to B2Gold to acquire a portfolio of royalty assets (notes 6 and 11).

During the year ended December 31, 2024, Versamet satisfied a total of $14.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 4,835,839  Common Shares to Sandstorm at a price of C$4.00 per Common Share (notes 10 and 11).

During the year ended December 31, 2024, the Company issued 176,370 Common Shares, respectively, to Beedie Capital (at a price of C$4.00 per share or C$3.50 per share; considered to be the fair value of the Common Shares upon issuance) as settlement for $488,022, in interest payments on the Beedie Convertible Loan (notes 10 and 11).

During the year ended December 31, 2023, the Company issued 43,716  common shares to Beedie Capital at a deemed value of C$3.50 per share as settlement for $115,537 in interest payments on the Beedie Convertible Loan (notes 10 and 11).

During the year ended December 31, 2023, Versamet satisfied a total of $17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 6,767,450  million common shares of Versamet to Sandstorm at a price of C$3.50 per common share (notes 10 and 11).

16. Financial Instruments

As at December 31, 2024, the Company's financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, accounts payable, the Beedie Convertible Loan Liability, the Beedie Derivative Liability and the RCF. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies accounts payable, the RCF and the Beedie Convertible Loan Liability as other financial liabilities and they are held at amortized cost. The Greenstone gold interest and the Beedie Derivative Liability are both carried at FVTPL.

Financial Statements	42

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The Company presents its investments at fair value (note 5) and has classified these as Level 1 in the fair value hierarchy. The Greenstone gold interest, the Beedie Convertible Loan Liability, the RCF and the Beedie Derivative Liability are considered to be Level 3. The fair value of all of the Company's other financial instruments approximate their carrying values as at December 31, 2024 and December 31, 2023 due to their short-term nature.

The Company's policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during the years ended December 31, 2024 and December 31, 2023.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet's royalty and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Management continues to believe that due to operational challenges at the Pilar Mine (note 7) that there remains a significant credit risk with respect to amounts owing to the Company under its Pilar royalty interest. The Company recorded an impairment of accounts receivable of $0.4 million related to its Pilar royalty interest as at March 31, 2023, which represented the amounts outstanding as at December 31, 2022. The Company has not recognized any revenue or an associated receivable related to the Pilar royalty payable during the years ended December 31, 2023 or 2024 in respect of the Pilar royalty interest.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties and the Greenstone gold interest. In addition, Versamet also holds common shares in Sun Peak (note 5) with a fair market value of $0.7 million at December 31, 2024 (the daily exchange traded volume of these common shares may be insufficient for the Company to liquidate its position in a short period of time without affecting the market value of the common shares).

The Company's ability to continue to meet its liabilities when due, beyond the current cash balance, may be dependent on public or private equity offerings.

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The following table shows Company's contractual obligations as they fall due as at December 31, 2024 and December 31, 2023:

	Within 1 year $	1-5 years $	Over 5 years $	Total Dec. 31, 2024 $	Total Dec. 31, 2023 $
Accounts payable and accrued liabilities	1,232,088	-	-	1,232,088	226,024
Sandstorm Convertible Note [1]	-	-	-	-	14,186,546
Beedie Convertible Loan [2]	1,261,527	20,522,659	-	21,784,186	25,047,324
BMO RCF [2]	76,474	1,076,474	-	1,152,948	25,416,602
Total	2,570,089	21,599,133	-	24,169,222	64,876,496

1. The Sandstorm Convertible Note was fully converted to shares on June 5, 2024 (note 10).

2. The Beedie Convertible Loan and the BMO RCF estimated interest amounts are included in the table above. In accordance with the Beedie Convertible Loan, a proportion of the interest expense included in the table above can be paid in Common Shares. The Company presents the Beedie Convertible Loan as a current liability due to the ability of Beedie Capital to convert all of the outstanding principal into Common Shares at any time, however, the table above shows contractual cash flow obligations.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company's control.

Financial instruments that impact net income (loss) and comprehensive income (loss) of the Company due to currency fluctuations include cash and cash equivalents, investments, the Beedie Convertible Loan, and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar monetary assets and monetary liabilities as at December 31, 2024, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $1.3 million on net income (loss) and total comprehensive income (loss) as at December 31, 2024.

The Company is exposed to other price risk as a result of its investment in Sun Peak. The Company does not actively trade this investment. The equity prices of long-term investments are impacted by a variety of factors including commodity prices and volatility in global markets. Based on the Company's investment in Sun Peak held at December 31, 2024, a 10% increase or decrease in the value of this investments would increase or decrease other comprehensive income (loss) by approximately $66,000 and would have no impact on profit or loss for the year ended December 31, 2024.

The Company is exposed to commodity price movements as a result of the GPA (note 4). The Company holds the GPA at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at December 31, 2024 would increase or decrease net loss and total comprehensive loss by $6.2 million.

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17. Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support its' activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company (the Beedie Convertible Loan and the RCF). The Company is subject to certain covenants under the RCF and Beedie Convertible Loan (notes 9 & 10); at December 31, 2024 the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company's operations in the future.

18. Subsequent Events

On January 15, 2025, the Company granted 794,817 stock options to employees. The stock options have an exercise price of C$4.00, vest equally on the first, second and third anniversary of the grant date and have a term of five years from the date of grant.

On January 15, 2025, the Company granted 258,125 RSUs to employees of the Company which vest in three equal parts on January 15, 2026, 2027 and 2028.

On January 15, 2025, the Company granted 80,938 RSUs to employees of the Company which vest immediately upon grant.  These RSUs were issued as compensation relating to services performed in 2024 (note 11).

All RSUs issued have been deferred in accordance with the Company's Equity Plan for a period of at least 12 months.

On February 10, 2025, the Company repaid the remaining $1 million outstanding on the RCF, leaving $nil drawn down on this facility (note 9).

On February 28, 2025, the CEO of the Company (a member of key management personnel) resigned.

On April 1, 2025, the Company granted 400,000 RSUs and 400,000 PRSUs to a member of management.  The RSUs vest in three equal parts on April 1, 2025, April 1, 2026 and April 1, 2027. The PRSUs have both time and performance-based vesting conditions, both of which must be met for them to vest.  The Company's 40-day VWAP must be greater than or equal to $7.00 at any time prior to April 1, 2028 for vesting to occur, and no PRSUs will vest prior to April 1, 2026.

On April 30, 2025, Versamet entered into an amending agreement with the BMO and NBC to amend and increase the size of the Company's secured RCF to $60 million with a $15 million accordion feature. The new RCF will have a maturity date of April 30, 2028 and includes an approximate 25 basis point reduction to the drawn interest spread, among other changes that will benefit Versamet. Additionally, and contemporaneously with the closing of the RCF, Versamet has fully repaid the convertible loan facility with Beedie Capital by paying a total of C$26,084,680 (being the principal outstanding and the make-whole fee owing for early repayment) to Beedie Investments Ltd.

On May 1, 2025, the Company completed the acquisition of a $35 million copper stream on the Huachocolpa Uno mine ("Kolpa") from Endeavour Silver Corp. and certain of its wholly-owned subsidiaries (collectively "Endeavour Silver"), in conjunction with Endeavour Silver's acquisition of all the outstanding shares of Compañía Minera Kolpa S.A.

Financial Statements	45

On May 9, 2025, 52,925 RSUs with $nil exercise price were redeemed for common shares.

On May 9, 2025, the Company granted 259,000 stock options to members of management.  The options have an exercise price of $4.00 and vest in three equal parts on the first, second and third anniversary of the grant.  The total fair value of the options upon issuance was $0.3 million.

On May 12, 2025, the Company granted 250,000 stock options to directors of the Company.  The options have an exercise price of $4.00 and vest in three equal parts on the first, second and third anniversary of the grant.

On May 12, 2025, the Company granted 37,500 RSUs to directors of the Company. The RSUs have $nil exercise price and vest in three equal parts on the first, second and third anniversary of the grant.

On May 14, 2025, the Company filed a final long form prospectus with the British Columbia Securities Commission and the Company's shares started trading on the TSX Venture Exchange on May 20, 2025.

On September 12, 2025, the Company completed the Share Consolidation. As of that date, the 466,836,693 common shares issued and outstanding prior to the Share Consolidation were consolidated to 93,367,340 common shares. All share and per share information in these financial statements has been adjusted to reflect the Share Consolidation.

On September 24, 2025, Versamet acquired a 90% silver stream on Rosh Pinah Zinc and a 2.75% NSR Royalty on Santa Rita for a total of $125 million in cash consideration. In addition, Versamet has agreed to pay up to an additional $45 million in cash consideration upon certain milestones being achieved at Santa Rita. Both the silver stream and NSR Royalty have an Effective Date of July 1, 2025.

In connection with completing the acquisition of the silver stream and NSR royalty on September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility to $100 million with a $25 million accordion feature and add a new $80 million term loan facility (the "TL"). The TL is repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20 million at maturity on March 31, 2028. The RCF matures on April 30, 2028.

Financial Statements	46